        As filed with the Securities and Exchange Commission on March 19, 1999


                                                    Registration No. 333-69719

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM S-6

   FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933 OF SECURITIES OF UNIT
                 INVESTMENT TRUSTS REGISTERED ON FORM N-8B-2


                          PRE-EFFECTIVE AMENDMENT NO. 1


                            SEPARATE ACCOUNT THREE OF
               THE MANUFACTURERS LIFE INSURANCE COMPANY OF AMERICA
                           (Exact name of Registrant)

             THE MANUFACTURERS LIFE INSURANCE COMPANY OF AMERICA
                               (Name of Depositor)

                             500 N. Woodward Avenue
                        Bloomfield Hills, Michigan 48304
              (Address of Depositor's Principal Executive Offices)

       James D. Gallagher                                 Copy to:
    Vice President, Secretary                       J. Sumner Jones, Esq.
       and General Counsel                         Jones & Blouch L.L.P.
The Manufacturers Life Insurance Company of    1025 Thomas Jefferson Street, NW
            America                                 Washington, DC 20007
        73 Tremont Street
        Boston, MA 02108
(Name and Address of Agent for Service)

Title of Securities Being Registered:  Variable Life Insurance Contracts

Approximate date of commencement of proposed public offering: As soon after the effective date of this Registration Statement as is practicable.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that the Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                            Separate Account Three of
                The Manufacturers Life Insurance Company of America
                       Registration Statement on Form S-6
                              Cross-Reference Sheet

FORM

N-8B-2

ITEM NO.    CAPTION IN PROSPECTUS

1     Cover Page; General Information About Manufacturers (Separate Account
      Three)

2 Cover Page; General Information About Manufacturers (Manufacturers Life of America)

3     *

4     Other Information (Distribution of the Policy)

5     General Information About Manufacturers Life (Separate Account Three)

6     General Information About Manufacturers (Separate Account Three)

7     *

8     *

9     Other Information (Litigation)

10 Death Benefits; Premium Payments; Charges and Deductions; Policy Value; Policy Loans; Policy Surrender and Partial Withdrawals; Lapse and Reinstatement; Other Provisions of the Policy; Other Information

11    General Information About Manufacturers (Manufacturers Investment Trust)

12    General Information About Manufacturers (Manufacturers Investment Trust)

13    Charges and Deductions

14 Issuing A Policy; Other Information (Responsibilities Assumed By Manufacturers Life)

15    Issuing A Policy

16    **

17    Policy Surrender and Partial Withdrawals

18    General Information About Manufacturers

19 Other Information (Reports to Policyholders; Responsibilities Assumed By Manufacturers Life)

20    *

21    Policy Loans

22    *

23    **

24    Other Provisions of the Policy

25    General Information About Manufacturers (Manufacturers Life of America)

26    *

27    **

28    Other Information (Officers and Directors)

29    General Information About Manufacturers (Manufacturers Life of America)

30    *

31    *

32    *

33    *

34    *

35    **

36    *

37    *

38 Other Information (Distribution of the Policies; Responsibilities of Manufacturers Life)

39    Other Information (Distribution of the Policies)

40    *

41    **

42    *

43    *

44    Policy Values --Determination of Policy Value; Units and Unit Values)

45    *

46 Policy Surrender and Partial Withdrawals; Other Information -- Payment of Proceeds)

47    General Information About Manufacturers (Manufacturers Investment Trust)

48    *

49    *

50    General Information About Manufacturers

51 Issuing a Policy; Death Benefits; Premium Payments; Charges and Deductions; Policy Value; Policy Loans; Policy Surrender and Partial Withdrawals; Lapse and Reinstatement; Other Policy Provisions

52    Other Information (Substitution of Portfolio Shares)

53    **

54    *

55    *

56    *

57    *

58    *

59    Financial Statements

*     Omitted since answer is negative or item is not applicable.

**    Omitted.

                                     PART I
                       INFORMATION REQUIRED IN PROSPECTUS

PROSPECTUS

SEPARATE ACCOUNT THREE OF THE MANUFACTURERS LIFE INSURANCE COMPANY OF AMERICA

                                   VENTURE VUL

                A FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICY


This prospectus describes Venture VUL, a flexible premium variable universal life insurance policy (the "Policy") offered by The Manufacturers Life Insurance Company of America (the "Company," "Manufacturers Life Of America," "we" or "us").

The Policy is designed to provide lifetime insurance protection together with flexibility as to

                  - the timing and amount of premium payments,

                  - the investments underlying the Policy Value, and

                  - the amount of insurance coverage.

This flexibility allows you, the policyowner, to pay premiums and adjust insurance coverage in light of your current financial circumstances and insurance needs.

Policy Value may be accumulated on a fixed basis or vary with the investment performance of the sub-accounts of Manufacturers Life of America's Separate Account Three (the "Separate Account"). The assets of each sub-account will be used to purchase shares of a particular investment portfolio (a "Portfolio") of Manufacturers Investment Trust (the "Trust"). The accompanying prospectus for the Trust, and the corresponding statement of additional information, describe the investment objectives of the Portfolios in which you may invest net premiums. Other sub-accounts and Portfolios may be added in the future.

PROSPECTIVE PURCHASERS SHOULD NOTE THAT IT MAY NOT BE ADVISABLE TO PURCHASE A POLICY AS A REPLACEMENT FOR EXISTING INSURANCE.


The Securities and Exchange Commission maintains a web site (http://www.sec.gov) that contains material incorporated by reference and other information regarding registrants that file electronically with the Commission.

Please read this prospectus carefully and keep it for future reference. It is valid only when accompanied by a current prospectus for the Trust.

THESE POLICIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC. NEITHER THE SEC NOR ANY STATE HAS DETERMINED WHETHER THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

             The Manufacturers Life Insurance Company of America
                            500 North Woodward Avenue
                        Bloomfield Hills, Michigan 48304

                  The date of this Prospectus is _____, 1999

                                TABLE OF CONTENTS


COVER PAGE
TABLE OF CONTENTS
DEFINITIONS
POLICY SUMMARY

  General.....................................................................
  Death Benefits..............................................................
  Premiums....................................................................
  Policy Value................................................................
  Policy Loans................................................................
  Surrender and Partial Withdrawals...........................................
  Lapse and Reinstatement.....................................................
  Charges and Deductions......................................................
  Investment Options and Investment Advisers..................................
  Table of Charges and Deductions.............................................
  Table of Investment Management Fees and Expenses............................
  Table of Investment Options and Investment Advisers.........................

GENERAL INFORMATION ABOUT MANUFACTURERS

  Manufacturers Life of America...............................................
  Separate Account Three......................................................
  Manufacturers Investment Trust..............................................
  Investment Objectives of the Portfolios.....................................

ISSUING A POLICY

  Requirements................................................................
  Temporary Insurance Agreement...............................................
  Underwriting................................................................
  Right to Examine the Policy.................................................

DEATH BENEFITS

  Life Insurance Qualification................................................
  Death Benefit Options.......................................................
  Changing the Face Amount....................................................

PREMIUM PAYMENTS

  Initial Premiums............................................................
  Subsequent Premiums.........................................................
  Maximum Premium Limitation..................................................
  Premium Allocation..........................................................

CHARGES AND DEDUCTIONS

  Premium Charge..............................................................
  Surrender Charges...........................................................
  Mortality and Expense Risk Charge...........................................
  Charges for Transfers.......................................................
  Reduction in Charges........................................................

SPECIAL PROVISIONS FOR EXCHANGES
COMPANY TAX CONSIDERATIONS
POLICY VALUE

  Determination of the Policy Value...........................................
  Units and Unit Values.......................................................
  Transfers of Policy Value...................................................

POLICY LOANS

  Effect of Policy Loan.......................................................
  Interest Charged on Policy Loans............................................
  Loan Account................................................................

POLICY SURRENDER AND PARTIAL WITHDRAWALS

  Policy Surrender............................................................
  Partial Withdrawals.........................................................

LAPSE AND REINSTATEMENT

  Lapse.......................................................................
  No Lapse Guarantee..........................................................
  No-Lapse Guarantee Cumulative Premium Test..................................
  Reinstatement...............................................................

THE GENERAL ACCOUNT

  Fixed Account...............................................................

OTHER PROVISIONS OF THE POLICY

  Policyowner Rights..........................................................
  Beneficiary.................................................................
  Incontestability............................................................
  Misstatement of Age or Sex..................................................
  Suicide Exclusion...........................................................
  Supplementary Benefits......................................................

TAX TREATMENT OF THE POLICY

  Life Insurance Qualification................................................
  Tax Treatment of Policy Benefits............................................
  Alternate Minimum Tax.......................................................
  Income Tax Reporting........................................................

OTHER INFORMATION

  Payment of Proceeds.........................................................
  Reports to Policyowners.....................................................
  Distribution of the Policies................................................
  Responsibilities of Manufacturers Life......................................
  Voting Rights...............................................................
  Substitution of Portfolio Shares............................................
  Records and Accounts........................................................
  State Regulations...........................................................
  Litigation..................................................................
  Independent Auditors........................................................
  Further Information.........................................................
  Officers and Directors......................................................
  Impact of Year 2000.........................................................
  Illustrations...............................................................
  Financial Statements........................................................
  Appendix A - Sample Illustrations of Policy Values, Cash Surrender values and Death Benefits..........................................................


THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFERING IN ANY JURISDICTION WHERE IT WOULD NOT BE LAWFUL. YOU SHOULD RELY ON THE INFORMATION CONTAINED IN THIS PROSPECTUS, THE PROSPECTUS OF MANUFACTURERS INVESTMENT TRUST, OR THE STATEMENT OF ADDITIONAL INFORMATION OF MANUFACTURERS INVESTMENT TRUST. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT.

Examine this prospectus carefully. The Policy Summary will briefly describe the Policy. More detailed information will be found further in the prospectus.

                   DEFINITIONS

                   Additional Rating

                   is an increase to the Cost of Insurance Rate for insureds who do not meet, at a minimum, the Company's underwriting requirements for the standard Risk Classification.

                   Age

                   on any date is the life insured's age on his or her birthday nearest to the Policy Date. If no specific age is mentioned, age means the life insured's age on the Policy Anniversary nearest to the birthday.

                   Attained Age

                   is the Age plus the number of whole years that have elapsed since the Policy Date.


                   Business Day

                   is any day that the New York Stock Exchange is open for business. A Business Day ends at the close of regularly scheduled trading of the New York Stock Exchange (currently 4:00 p.m. Eastern Time) on that day.


                   Cash Surrender Value

                   is the Policy Value less the Surrender Charge and any outstanding Monthly Deductions due.


                   Effective Date

                   is the date the underwriters approve issuance of the policy. If the policy is approved without the initial premium, the Effective Date will be the date the Company receives at least the minimum initial premium at our Service Office. In either case, the Company will take the first Monthly Deduction on the Effective Date.


                   Gross Withdrawal

                   is the amount of partial Net Cash Surrender Value the policyowner requests plus any Surrender Charge applicable to the withdrawal.

                   Fixed Account

                   is that part of the Policy Value which reflects the value the policyowner has in the general account of the Company.

                   Investment Account

                   is that part of the Policy Value which reflects the value the policyowner has in one of the sub-accounts of the Separate Account.

                   Issue Date

                   is the date the Company issued the Policy. The Issue Date is also the date from which the Suicide and Validity provisions of the Policy are measured.

                   Life insured

                   is the person whose life is insured under this policy.

                   Loan Account

                   is that part of the Policy Value which reflects the value transferred from the Fixed Account or the Investment Accounts as collateral for a policy loan.


                   Monthly No-Lapse Guarantee Premium
                   is one twelfth of the No-Lapse Guarantee Premium.


                   Net Cash Surrender Value
                   is the Cash Surrender Value less the Policy Debt.

                   Net Policy Value
                   is the Policy Value less the value in the Loan Account.

                   Net Premium
                   is the gross premium paid less the Premium Charge. It is the amount of premium allocated to the Fixed Account and/or Investment Accounts.

                   No-Lapse Guarantee

                   When the Policy is in the No-Lapse Guarantee Period, as long as the No-Lapse Guarantee Cumulative Premium Test is met, the Policy will not lapse, even when the Net Cash Surrender Value falls to or below zero.

                   No-Lapse Guarantee Period

                   is the period, set at issue, during which the No-Lapse Guarantee is provided. The No-Lapse Guarantee period is fixed at ten years, depending upon applicable state law requirements.


                   No-Lapse Guarantee Premium

                   is the annual premium used to determine the Monthly No-Lapse Guarantee Premium. It is set at issue and is recalculated, prospectively, whenever any of the following changes occur under the Policy:

                   -    the face amount of insurance changes.

                   -    a Supplementary Benefit is added, changed or terminated.

                   -    the risk classification of the life insured changes.

                   - a temporary Additional Rating is added (due to a face amount increase), or terminated.

                   -    the Death Benefit Option changes.

                   No-Lapse Guarantee Cumulative Premium

                   - is the minimum amount due to satisfy the No-Lapse Guarantee Cumulative Premium Test. This amount equals the sum, from issue to the date of the test, of the Monthly No-Lapse Guarantee Premiums.

                   No-Lapse Guarantee Cumulative Premium Test

                   is a test that, if satisfied, during the No Lapse Guarantee Period will keep the policy inforce when the Net Cash Surrender Value is less than zero. The test is satisfied if the sum of all premiums paid, less any gross partial withdrawals and less any Policy Debt, is greater than or equal to the sum of the monthly No-Lapse Guarantee Premiums due since the Policy Date.

                   Policy Date

                   is the date coverage takes effect under the Policy, provided the Company receives the minimum initial premium at its Service Office, and is the date from which charges for the first monthly deduction are calculated, and the date from which Policy Years, Policy Months, and Policy Anniversaries are determined.

                   Policy Debt

                   as of any date equals (a) plus (b) plus (c) minus (d), where:

                   (a)  is the total amount of loans borrowed as of such date;

                   (b) is the total amount of any unpaid loan interest charges which have been borrowed against the policy on a Policy Anniversary;

                   (c) is any interest charges accrued from the last Policy Anniversary to the current date; and

                   (d)  is the total amount of loan repayments as of such date.

                   Policy Value

                   is the sum of the values in the Loan Account, the Fixed Account, and the Investment Accounts.

                   Service Office Address

                   is 200 Bloor Street East, Toronto, Ontario, Canada M4W 1E5.


                   Surrender Charge Period

                   is the period following the Policy Date or following any increase in Face Amount during which the Company will assess surrender charges. Surrender charges will apply during this period if the policy terminates due to default, if the policyowner surrenders the policy or makes a partial withdrawal.


                   Written Request

                   is the policyowner's request to the Company which must be in a form satisfactory to the Company, signed and dated by the policyowner, and received at the Service Office.

                   POLICY SUMMARY

                   GENERAL


                   The policy is a
                   flexible premium
                   variable universal life
                   insurance policy.

                   We have prepared the following summary as a general description of the most important features of the Policy. It is not comprehensive and you should refer to the more detailed information contained in this prospectus. Unless otherwise indicated or required by the context, the discussion throughout this prospectus assumes that the Policy has not gone into default, there is no outstanding Policy Debt, and the death benefit is not determined by the minimum death benefit percentage. The Policy's provisions may vary in some states.

                   DEATH BENEFITS

                   The Policy provides a death
                   benefit in the event of the
                   death of the life insured.

                   There are two death benefit options. Under Option 1 the death benefit is the FACE AMOUNT OF THE POLICY at the date of death or, if greater, the Minimum Death Benefit. Under Option 2 the death benefit is the FACE AMOUNT PLUS THE POLICY VALUE OF THE POLICY at the date of death or, if greater, the Minimum

                   Death Benefit. You may change the death benefit option and increase or decrease the Face Amount.

                   PREMIUMS

                   You may pay premiums at any time and in any amount, subject to certain limitations as described under "Premium Payments - Subsequent Premiums." Net Premiums will be allocated, according to your instructions and at the Company's discretion, to one or more of our general account and the sub-accounts of Manufacturers Life of America's Separate Account Three. You may change your allocation instructions at any time. You may also transfer amounts among the accounts.

                   POLICY VALUE

                   You may obtain a portion of
                   the Policy Value by taking a
                   policy loan or a partial
                   withdrawal, or by full
                   surrender of the Policy.

                   The Policy has a Policy Value reflecting premiums paid, certain charges for expenses and cost of insurance, and the investment performance of the accounts to which you have allocated premiums.

                   POLICY LOANS

                   You may borrow an amount not to exceed 90% of your Policy's Net Cash Surrender Value. Loan interest at a rate of 5.25% during the first ten Policy Years and 4% thereafter is due on each Policy Anniversary. We will deduct all outstanding Policy Debt from proceeds payable at the insured's death, or upon surrender.

                   SURRENDER AND PARTIAL WITHDRAWALS

                   You may make a partial withdrawal of your Policy Value. A partial withdrawal may result in a reduction in the Face Amount of the Policy and an assessment of a portion of the surrender charges to which the Policy is subject.

                   You may surrender your Policy for its Net Cash Surrender Value at any time while the life insured is living. The Net Cash Surrender Value is equal to the Policy Value less Surrender Charges and outstanding Monthly Deductions due minus the Policy Debt.

                   LAPSE AND REINSTATEMENT

                   Unless the No-Lapse Guarantee Cumulative Premium Test has been met, a Policy will lapse (and terminate without value) when its Net Cash Surrender Value is insufficient to pay the next monthly deduction and a grace period of 61 days expires without your having made an adequate payment.

                   The Policies, therefore, differ in two important respects from conventional life insurance policies. First, the failure to make planned premium payments will not itself cause a Policy to lapse. Second, a Policy can lapse even if planned premiums have been paid.

                   A policyowner may reinstate a lapsed Policy at any time within the five year period following lapse provided the Policy was not surrendered for its Net Cash Surrender Value. We will require evidence of insurability along with a certain amount of premium as described under "Reinstatement."

                  CHARGES AND DEDUCTIONS


                  What
                  Charges
                  are Made
                  Under the
                  Policies?

                  We assess certain charges and deductions in connection with the Policy. These include:

                  (i) charges assessed monthly for mortality and expense risks, cost of insurance, administration expenses,

                  (ii)     charges deducted from premiums paid, and

                  (iii)    charges assessed on surrender or lapse.

                  These charges are summarized in the Table of Charges and Deductions. We may allow you to request that the sum of all charges assessed monthly for mortality and expense risks, cost of insurance and administration expenses be deducted from the Fixed Account or one or more of the sub-accounts of the Separate Account.

                  In addition, there are charges deducted from each Portfolio of the Trust. These charges are summarized in the Table of Investment Management Fees and Expenses.

                  INVESTMENT OPTIONS AND INVESTMENT ADVISERS

                  You may allocate Net Premiums to the Fixed Account or to one or more of the sub-accounts of our Separate Account Three. Each of the sub-accounts invests in the shares of one of the Portfolios of the Trust.

                  The Trust receives investment advisory services from Manufacturers Securities Services, LLC ("MSS"). MSS is a registered investment adviser under the Investment Advisers Act of 1940.


                  The Trust also employs subadvisers. The Table of Investment Options and Investment Advisers shows the subadvisers that provide investment subadvisory services to the indicated Portfolios.

                  INVESTMENT MANAGEMENT FEES AND EXPENSES

                  The Separate Account purchases shares of the Portfolios at net asset value. The net asset value of those shares reflects investment management fees and certain expenses. The fees and expenses for each Portfolio for the Trust's last fiscal year are shown in the Table of Investment Management Fees and Expenses. These fees and expenses are described in detail in the accompanying Trust prospectus to which reference should be made.

TABLE OF CHARGES AND DEDUCTIONS


Premium Charge    6.6% of each premium paid during the first 10 Policy Years and
                  3.6% thereafter.

Surrender         A Surrender Charge is applicable for 10 Policy Years from the
Charges           Policy Date or an increase in Face Amount. The Surrender
                  Charge is determined by the following formula:


                  Surrender Charge = (Surrender Charge Rate)x (Face Amount Associated with the Surrender Charge/1000)x(Grading Percentage)

                  The Grading Percentage is based on the Policy Year in which the transaction causing the assessment of the charge occurs and is set forth in the table under "Surrender Charges."

                  The Surrender Charge Rate is calculated as follows:

                  Surrender Charge Rate = (Rate per $1000 of Face Amount) + (80%) x(Surrender Charge Premium)


                  The Rate per $1000 of Face Amount is based on the age at which the transaction causing the assessment of the charge occurs and is set forth in a table under "Surrender Charges."

                           The Surrender Charge Premium is the lesser of:

                           (a) the premiums paid during the first Policy Year (or premiums attributable to a Face Amount increase) per $1000 of Face Amount, and,

                           (b) the Surrender Charge Premium Limit specified in the Policy per $1000 Face Amount.


                  The premiums attributable to a Face Amount increase will equal a portion of each payment made within one year of the increase plus a portion of the Policy Value at the time of the increase.

                  A portion of this charge will be assessed on a partial withdrawal.

Monthly           An administration charge of $30 per Policy Month will be
Deductions        deducted in the first Policy Year. In subsequent years, the administration charge be $15 per Policy Month.

                  The cost of insurance charge

                  Any additional charges for supplementary benefits.


                  A mortality and expense risk charge. This charge varies by Policy Year as follows:

                                                  Guaranteed        Guaranteed
                                                   Monthly            Annual
                                                Mortality and     Mortality and
                                                Expense Risk      Expense Risk
                       Policy Years                Charge            Charge
                            1-10                   0.0627%             0.75%
                            11+                    0.0209%             0.25%

                  All of the above charges are deducted from the Net Policy
                  Value.


Loan Charges      A fixed loan interest rate of 5.25% during the first 10 Policy
                  Years and 4% thereafter. Interest credited to amounts in the Loan Account is guaranteed not to be less than 4% at all times. The maximum loan amount is 90% of the Net Cash
                  Surrender Value.


Transfer          A charge of $25 per transfer for each transfer in excess of 12
Charge            in a Policy Year.


TABLE OF INVESTMENT MANAGEMENT FEES AND EXPENSES

ANNUAL EXPENSES OF EACH PORTFOLIO
(as a percentage of a Portfolio's average net assets)


                                                         OTHER EXPENSES
                                          MANAGEMENT      (AFTER EXPENSE        TOTAL TRUST
PORTFOLIO                                    FEES        REIMBURSEMENT)***    ANNUAL EXPENSES
----------------------------------------------------------------------------------------------
   Aggressive Growth
Pacific Rim Emerging Markets ..                0.850%            0.570%                1.420%
Science & Technology ..........                1.100%            0.160%                1.260%
International Small Cap .......                1.100%            0.210%                1.310%
Emerging Small Company ........                1.050%            0.060%                1.110%
Pilgrim Baxter Growth .........                1.050%            0.130%                1.180%
Small/Mid Cap .................                1.000%            0.050%                1.050%
International Stock ...........                1.050%            0.330%                1.380%

   Growth
Worldwide Growth ..............                1.000%            0.320%                1.320%
Global Equity .................                0.900%            0.110%                1.010%
Small Company Value ...........                1.050%            0.100%                1.150%
Equity ........................                0.750%            0.050%                0.800%
Growth ........................                0.850%            0.100%                0.950%
Quantitative Equity ...........                0.700%            0.070%                0.770%***
Blue Chip Growth ..............                0.925%            0.050%                0.975%
Equity Index ..................                0.250%            0.150%****            0.400%****
Real Estate Securities ........                0.700%            0.070%                0.770%***

    Growth and Income
Value .........................                0.800%            0.160%                0.960%
International Growth and Income                0.950%            0.170%                1.120%
Growth and Income .............                0.750%            0.040%                0.790%
Equity-Income .................                0.800%            0.050%                0.850%

   Balanced
Balanced ......................                0.800%            0.080%                0.880%
Aggressive Asset Allocation ...                0.750%            0.150%                0.900%
Moderate Asset Allocation .....                0.750%            0.100%                0.850%
Conservative Asset Allocation .                0.750%            0.140%                0.890%

   Bond
High Yield ....................                0.775%            0.110%                0.885%
Strategic Bond ................                0.775%            0.100%                0.875%

Global Government Bond ........                0.800%            0.130%                0.930%
Capital Growth Bond ...........                0.650%            0.080%                0.730%***
Investment Quality Bond .......                0.650%            0.090%                0.740%
U.S. Government Securities ....                0.650%            0.070%                0.720%

                                                                                              OTHER EXPENSES
                                                                                MANAGEMENT    (AFTER EXPENSE          TOTAL TRUST
PORTFOLIO                                                                          FEES        REIMBURSEMENT)***     ANNUAL EXPENSES
------------------------------------------------------------------------------------------------------------------------------------
   Money Market
Money Market ..........................................................           0.500%            0.040%            0.540%
   Lifestyle
Lifestyle Aggressive 1000# ............................................               0%            1.116%**          1.116%
Lifestyle Growth 820# .................................................               0%            1.048%**          1.048%
Lifestyle Balanced 640# ...............................................               0%            0.944%**          0.944%
Lifestyle Moderate 460# ...............................................               0%            0.850%**          0.850%
Lifestyle Conservative 280# ...........................................               0%            0.708%**          0.708%

#Each Lifestyle Trust will invest in shares of the Underlying Portfolios. Therefore, each Lifestyle Trust will bear its pro rata share of the fees and expenses incurred by the Underlying Portfolios and the investment return of each Lifestyle Trust will be net of the Underlying Portfolio expenses. Each Lifestyle Portfolio must also bear its own expenses. However, the Adviser is currently paying these expenses as described in footnote ** below.


* Based on estimates of payments to be made during the fiscal year ended December 31, 1998.


** Reflects expenses of the other portfolios of the Trust in which the Lifestyle Trust invests ("Underlying Portfolios"). MSS has voluntarily agreed to pay the expenses of each Lifestyle Trust (excluding the expenses of the Underlying Portfolios). This voluntary expense reimbursement may be terminated at any time. If such expense reimbursement was not in effect, Total Trust Annual Expenses would be .04% higher (based on expenses of the Lifestyle Trusts for the fiscal year ended December 31, 1998) as noted in the chart below:

                                                                                  MANAGEMENT         OTHER         TOTAL TRUST
TRUST PORTFOLIO                                                                       FEES          EXPENSES      ANNUAL EXPENSES
------------------------------------------------------------------------------------------------------------------------------------
Lifestyle Aggressive 1000 ...............................................               0%           1.156%           1.156%
Lifestyle Growth 820 ....................................................               0%           1.088%           1.088%
Lifestyle Balanced 640 ..................................................               0%           0.984%           0.984%
Lifestyle Moderate 460 ..................................................               0%           0.890%           0.890%
Lifestyle Conservative 280 ..............................................               0%           0.748%           0.748%

*** During the one year period ended December 31, 1997, MSS voluntarily waived fees payable to it and/or reimbursed expenses to the extent necessary to prevent "Total Trust Annual Expenses" for the Quantitative Equity, Real Estate and Capital Growth Bond Trusts from exceeding 50% of the Trust's average net assets. This voluntary fee waiver was terminated effective January 1, 1998. Expenses shown in the table for these three Trusts do not reflect the fee waiver.

**** Under the Advisory Agreement, MSS has agreed to reduce its advisory fee or reimburse the Equity Index Trust if the total of all expenses (excluding advisory fees, taxes, portfolio brokerage commissions, interest, litigation and indemnification expenses and other extraordinary expenses not incurred in the ordinary course of the Trust's business) exceed an annual rate of 0.15% of the average annual net assets of the Equity Index Trust. The expense limitation will continue in effect from year to year unless otherwise terminated at any year end by MSS on 30 days' notice to the Trust. If this expense reimbursement had not been in effect, Total Trust Annual Expenses would have been 0.57%, and Other Expenses would have been 0.32%, of the average annual net assets of the Equity Index Trust.

               TABLE OF INVESTMENT OPTIONS AND INVESTMENT ADVISERS

Portfolio                                 Subadviser

Aggressive Growth
    Pacific Rim Emerging Market Trust     Manufacturers Adviser Corporation*
    Science and Technology Trust          T. Rowe Price Associates, Inc.
    International Small Cap Trust         Founders Asset Management, Inc.
    Emerging Small Company Trust          Warburg, Pincus Asset Management, Inc.
    Pilgrim Baxter Growth Trust           Pilgrim, Baxter & Associates, Ltd.
    Small/Mid Cap Trust                   Fred Alger Management, Inc.
    International Stock Trust             Rowe Price-Fleming International, Inc.
Growth
     Worldwide Growth Trust               Founders Asset Management LLC
     Global Equity Trust                  Morgan Stanley Dean Witter
                                          Investment Management, Inc.
     Small Company Value Trust            AXA Rosenberg Investment
                                          Management LLC
     Equity Trust                         Fidelity Management Trust Company
     Growth Trust                         Founders Asset Management LLC
     Quantitative Equity Trust            Manufacturers Adviser Corporation*
     Equity Index Trust                   Manufacturers Adviser Corporation*
     Blue Chip Growth Trust               T. Rowe Price Associates, Inc.
     Real Estate Securities Trust         Manufacturers Adviser Corporation*
Growth and Income
     Value Trust                          Miller Anderson & Sherrerd, LLP
     International Growth and Income      J.P. Morgan Investment Management,
        Trust                                Inc.
     Growth and Income Trust              Wellington Management Company, LLP
     Equity Income Trust                  T. Rowe Price Associates, Inc.
Balanced
     Balanced Trust                       Founders Asset Management LLC
     Aggressive Asset Allocation Trust    Fidelity Management Trust Company
     Moderate Asset Allocation Trust      Fidelity Management Trust Company
     Conservative Asset Allocation Trust  Fidelity Management Trust Company
Bond
     High Yield Trust                     Miller Anderson & Sherrerd, LLP
     Strategic Bond Trust                 Salomon Brothers Asset Management,
                                             Inc.
     Global Government Bond Trust         Oechsle International Advisors, LLC
     Capital Growth Bond Trust            Manufacturers Adviser Corporation*
     Investment Quality Bond Trust        Wellington Management Company, LLP
     U.S. Government Securities Trust     Salomon Brothers Asset Management,
                                             Inc.
Money Market
     Money Market Trust                   Manufacturers Adviser Corporation*
Lifestyle
     Lifestyle Aggressive Growth 1000     Manufacturers Adviser Corporation*
        Trust
     Lifestyle Growth 820 Trust           Manufacturers Adviser Corporation*
     Lifestyle Balanced 640 Trust         Manufacturers Adviser Corporation*
     Lifestyle Moderate 460 Trust         Manufacturers Adviser Corporation*
     Lifestyle Conservative 280 Trust     Manufacturers Adviser Corporation*

*Manufacturers Adviser Corporation is an indirect wholly-owned subsidiary of Manufacturers Life.

GENERAL INFORMATION ABOUT MANUFACTURERS

MANUFACTURERS LIFE OF AMERICA

Manufacturers Life of America is a stock life insurance company organized under the laws of Pennsylvania on April 11, 1977 and redomesticated under the laws of Michigan on December 9, 1992. It is a licensed life insurance company in the District of Columbia and all states of the United States except New York. The ultimate parent of Manufacturers Life of America is Manufacturers Life, a mutual life insurance company based in Toronto, Canada. Manufacturers Life and its subsidiaries, together, constitute one of the largest life insurance companies in North America and rank among the 60 largest life insurers in the world as measured by assets. However, neither Manufacturers Life of America nor Manufacturers Life guarantees the investment performance of the Separate Account.


On January 20, 1998, the Board of Directors of Manufacturers Life announced that it had asked the management of Manufacturers Life to prepare a plan for conversion of Manufacturers Life from a mutual life insurance company to an investor owned, publicly traded stock company. Any demutualization plan for Manufacturers Life is subject to the approval of the Manulife Board of Directors and policyowners as well as regulatory approval.

RATINGS

Manufacturers Life and Manufacturers Life of America have received the following ratings from independent rating agencies:

Standard and Poor's Insurance Ratings Service:   AA+ (for financial strength)
A.M. Best Company:                               A++ (for financial strength)
Duff & Phelps Credit Rating Co.:                 AAA (for claims paying ability)
Moody's Investors Service, Inc.:                 Aa2 (for financial strength)

These ratings, which are current as of the date of this prospectus and are subject to change, are assigned to The Manufacturers Life Insurance Company of America as a measure of the Company's ability to honor the death benefit but not specifically to its products, the performance (return) of these products, the value of any investment in these products upon withdrawal or to individual securities held in any portfolio.

SEPARATE ACCOUNT THREE

Manufacturers Life of America established its Separate Account Three on August 22, 1986 as a separate account under Pennsylvania Law. Since December 9, 1992, it has been operated under Michigan Law. The Separate Account holds assets that are segregated from all of Manufacturers Life of America's other assets. The Separate Account is currently used only to support variable life insurance policies.

ASSETS OF THE SEPARATE ACCOUNT

Manufacturers Life of America is the legal owner of the assets in the Separate Account. The income, gains, and losses of the Separate Account, whether or not realized, are, in accordance with applicable contracts, credited to or charged against the Account without regard to the other income, gains, or losses of Manufacturers Life of America. Manufacturers Life of America will at all times maintain assets in the Separate Account with a total market value at least equal to the reserves and other liabilities relating to variable benefits under all policies participating in the Separate Account. These assets may not be charged with liabilities which arise from any other business Manufacturers Life of America conducts. However, all obligations under the variable life insurance policies are general corporate obligations of Manufacturers Life of America.

REGISTRATION

The Separate Account is registered with the Securities and Exchange Commission ("S.E.C.") under the Investment Company Act of 1940 ("1940 Act") as a unit investment trust. A unit investment trust is a type of investment company which invests its assets in specified securities, such as the shares of one or more investment companies, rather than in a portfolio of unspecified securities. Registration under the 1940 Act does not involve any supervision by the S.E.C. of the management or investment policies or practices of the Separate Account. For state law purposes the Separate Account is treated as a part or division of Manufacturers Life of America.

MANUFACTURERS INVESTMENT TRUST

Each sub-account of the Separate Account will purchase shares only of a particular Portfolio. The Trust is registered under the 1940 Act as an open-end management investment company. The Separate Account will purchase and redeem shares of the Portfolios at net asset value. Shares will be redeemed to the extent necessary for Manufacturers Life of America to provide benefits under the Policies, to transfer assets from one sub-account to another or to the general account as requested by policyowners, and for other purposes not inconsistent with the Policies. Any dividend or capital gain distribution received from a Portfolio with respect to the Policies will be reinvested immediately at net asset value in shares of that Portfolio and retained as assets of the corresponding sub-account.

The Trust shares are issued to fund benefits under both variable annuity contracts and variable life insurance policies issued by the Company or life insurance companies affiliated with the Company. Manufacturers Life of America may also purchase shares through its general account for certain limited purposes including initial portfolio seed money. For a description of the procedures for handling potential conflicts of interest arising from the funding of such benefits see the accompanying Trust prospectus.

INVESTMENT OBJECTIVES OF THE PORTFOLIOS

The investment objectives and certain policies of the Portfolios currently available to policyowners through corresponding sub-accounts are set forth below. There is, of course, no assurance that these objectives will be met. A full description of the Trust, its investment objectives, policies and restrictions, the risks associated therewith, its expenses, and other aspects of its operation is contained in the accompanying Trust prospectus, which should be read together with this prospectus.

AGGRESSIVE GROWTH PORTFOLIOS

PACIFIC RIM EMERGING MARKETS TRUST.

The investment objective of the Pacific Rim Emerging Markets Trust is to achieve long-term growth of capital. Manufacturers Adviser Corporation ("MAC") manages the Pacific Rim Emerging Markets Trust and seeks to achieve this investment objective by investing in a diversified portfolio that is comprised primarily of common stocks and equity-related securities of corporations domiciled in countries of the Pacific Rim region.

SCIENCE & TECHNOLOGY TRUST

The investment objective of the Science and Technology Trust is long-term growth of capital. Current income is incidental to the portfolio's objective. T. Rowe Price Associates, Inc. ("T. Rowe Price") manages the Science & Technology Trust.

INTERNATIONAL SMALL CAP TRUST

The investment objective of the International Small Cap Trust is to seek long-term capital appreciation. Founders Asset Management LLC ("Founders") manages the International Small Cap Trust and will pursue this objective by investing primarily in securities issued by foreign companies which have total market capitalizations or annual revenues of $1 billion or less. These securities may represent companies in both established and emerging economies throughout the world.

EMERGING SMALL COMPANY TRUST

The investment objective of the Emerging Small Company Trust (prior to November 2, 1998, the "Emerging Growth Trust") is maximum capital appreciation. Warburg, Pincus Asset Management Inc. manages the Emerging Small Company Trust and will pursue this objective by investing primarily in a portfolio of equity securities of domestic companies. The Emerging Small Company Trust ordinarily will invest at least 65% of its total assets in common stocks or warrants of emerging small companies that represent attractive opportunities for maximum capital appreciation.

PILGRIM BAXTER GROWTH TRUST

The investment objective of the Pilgrim Baxter Growth Trust is capital appreciation. Pilgrim, Baxter & Associates, Ltd. ("PBHG") manages the Pilgrim Baxter Growth Trust and seeks to achieve its objective by investing in companies believed by PBHG to have an outlook for strong earnings growth and potential for significant capital appreciation.

SMALL/MID CAP TRUST

The investment objective of the Small/Mid Cap Trust is to seek long-term capital appreciation. Fred Alger Management, Inc. manages the Small/Mid Cap Trust and will pursue this objective by investing at least 65% of the portfolio's total assets (except during temporary defensive periods) in small/mid cap equity securities.

INTERNATIONAL STOCK TRUST

The investment objective of the International Stock Trust is to achieve long-term growth of capital. Rowe Price-Fleming International, Inc. manages the International Stock Trust and seeks to obtain this objective by investing primarily in common stocks of established, non-U.S. companies.


GROWTH PORTFOLIOS

WORLDWIDE GROWTH TRUST

The investment objective of the Worldwide Growth Trust is long-term growth of capital. Founders manages the Worldwide Growth Trust and seeks to attain this objective by normally investing at least 65% of its total assets in equity securities of growth companies in a variety of markets throughout the world.

GLOBAL EQUITY TRUST

The investment objective of the Global Equity Trust is long-term capital appreciation. Morgan Stanley Dean Witter Investment Management Inc. manages the Global Equity Trust and intends to pursue this objective by investing primarily in equity securities throughout the world, including U.S. issuers.

SMALL COMPANY VALUE TRUST

The investment objective of the Small Company Value Trust is to seek long-term growth of capital. AXA Rosenberg Investment Management LLC ("Rosenberg") manages the Small Company Value Trust and intends to pursue this objective by investing in equity securities of smaller companies which are traded principally in the markets of the United States.

EQUITY TRUST

The principal investment objective of the Equity Trust is growth of capital. Current income is a secondary consideration although growth of income may accompany growth of capital. Fidelity Management Trust Company ("FMTC") manages the Equity Trust and seeks to attain the foregoing objective by investing primarily in common stocks of United States issuers or securities convertible into or which carry the right to buy common stocks.

GROWTH TRUST

The investment objective of the Growth Trust is to seek long-term growth of capital. Founders manages the Growth Trust and will pursue this objective by investing, under normal market conditions, at least 65% of its total assets in common stocks of well-established, high-quality growth companies that Founders believes have the potential to increase earnings faster than the rest of the market.

QUANTITATIVE EQUITY TRUST

The investment objective of the Quantitative Equity Trust (formerly the "Common Stock Fund") is to achieve intermediate and long-term growth through capital appreciation and current income by investing in common stocks and other equity securities of well established companies with promising prospects for providing an above-average rate of return. MAC manages the Quantitative Equity Trust.

EQUITY INDEX TRUST

The investment objective of the Equity Index Trust is to achieve investment results which approximate the total return of publicly traded common stocks in the aggregate, as represented by the Standard & Poor's 500 Composite Stock Price Index. MAC manages the Equity Index Trust.

BLUE CHIP GROWTH TRUST

The primary investment objective of the Blue Chip Growth Trust is to provide long-term growth of capital. Current income is a secondary objective, and many of the stocks in the Portfolio are expected to pay dividends. T. Rowe Price manages the Blue Chip Growth Trust.

REAL ESTATE SECURITIES TRUST

The investment objective of the Real Estate Securities Trust is to achieve a combination of long-term capital appreciation and satisfactory current income by investing in real estate related equity and debt securities. MAC manages the Real Estate Securities Trust.


GROWTH & INCOME PORTFOLIOS

VALUE TRUST

The investment objective of the Value Trust is to realize an above-average total return over a market cycle of three to five years, consistent with reasonable risk. Miller Anderson & Sherrerd, LLP ("MAS") manages the Value Trust and seeks to attain this objective by investing primarily in common and preferred stocks, convertible securities, rights and warrants to purchase common stocks, ADRs and other equity securities of companies with equity capitalizations usually greater than $300 million.

INTERNATIONAL GROWTH AND INCOME TRUST

The investment objective of the International Growth and Income Trust is to seek long-term growth of capital and income. The portfolio is designed for investors with a long-term investment horizon who want to take advantage of investment opportunities outside the United States. J.P. Morgan Investment Management Inc. manages the International Growth and Income Trust.

GROWTH AND INCOME TRUST

The investment objective of the Growth and Income Trust is to provide long-term growth of capital and income consistent with prudent investment risk. Wellington Management Company, LLP ("Wellington Management") manages the Growth and Income Trust and seeks to achieve the Trust's objective by investing primarily in a diversified portfolio of common stocks of U.S. issuers which Wellington Management believes are of high quality.

EQUITY-INCOME TRUST

The investment objective of the Equity-Income Trust (prior to December 31, 1996, the "Value Equity Trust") is to provide substantial dividend income and also long-term capital appreciation. T. Rowe Price manages the Equity-Income Trust and seeks to attain this objective by investing primarily in dividend-paying common stocks, particularly of established companies with favorable prospects for both increasing dividends and capital appreciation.


BALANCED PORTFOLIOS

BALANCED TRUST

The investment objective of the Balanced Trust is current income and capital appreciation. Founders is the manager of the Balanced Trust and seeks to attain this objective by investing in a balanced portfolio of common stocks, U.S. and foreign government obligations and a variety of corporate fixed-income securities.

AUTOMATIC ASSET ALLOCATION TRUSTS (AGGRESSIVE, MODERATE, AND CONSERVATIVE)

The investment objective of each of the Automatic Asset Allocation Trusts is to realize the highest potential total return consistent with a specified level of risk tolerance - conservative, moderate, or aggressive. The amount of each Portfolio's assets invested in each category of securities - debt, equity, and money market - is dependent upon the judgment of FMTC as to what percentages of each Portfolio's assets in each category will contribute to the limitation of risk and the achievement of its investment objective.


BOND PORTFOLIOS

HIGH YIELD TRUST

The investment objective of High Yield Trust is to realize an above-average total return over a market cycle of three to five years, consistent with reasonable risk. MAS manages the High Yield Trust and seeks to attain this objective by investing primarily in high yield debt securities, including corporate bonds and other fixed-income securities.

STRATEGIC BOND TRUST

The investment objective of the Strategic Bond Trust is to seek a high level of total return consistent with preservation of capital. The Strategic Bond Trust seeks to achieve its objective by giving its Subadviser, Salomon Brothers Asset Management Inc ("SBAM") broad discretion to deploy the Strategic Bond Trust's assets among certain segments of the fixed-income market as SBAM believes will best contribute to the achievement of the portfolio's objective.

GLOBAL GOVERNMENT BOND TRUST

The investment objective of the Global Government Bond Trust is to seek a high level of total return by placing primary emphasis on high current income and the preservation of capital. Oechsle International Advisors, LLC manages the Global Government Bond Trust and intends to pursue this objective by investing primarily in a selected global portfolio of high-quality, fixed-income securities of foreign and U.S. governmental entities and supranational issuers.

CAPITAL GROWTH BOND TRUST

The investment objective of the Capital Growth Bond Trust is to achieve growth of capital by investing in medium-grade or better debt securities, with income as a secondary consideration. MAC manages the Capital Growth Bond Trust. The Capital Growth Bond Trust differs from most "bond" funds in that its primary objective is capital appreciation, not income.

INVESTMENT QUALITY BOND TRUST

The investment objective of the Investment Quality Bond Trust is to provide a high level of current income consistent with the maintenance of principal and liquidity. Wellington Management manages the Investment Quality Bond Trust and seeks to achieve the Trust's objective by investing primarily in a diversified portfolio of investment grade corporate bonds and U.S. Government bonds with intermediate to longer term maturities.

U.S. GOVERNMENT SECURITIES TRUST

The investment objective of the U.S. Government Securities Trust is to obtain a high level of current income consistent with preservation of capital and maintenance of liquidity. SBAM manages the U.S. Government Securities Trust and seeks to attain its objective by investing a substantial portion of its assets in debt obligations and mortgage-backed securities issued or guaranteed by the U.S. Government, its agencies or instrumentalities and derivative securities such as collateralized mortgage obligations backed by such securities.


MONEY MARKET PORTFOLIO

MONEY MARKET TRUST

The investment objective of the Money Market Trust is to obtain maximum current income consistent with preservation of principal and liquidity. MAC manages the Money Market Trust and seeks to achieve this objective by investing in high quality, U.S. dollar denominated money market instruments.


LIFESTYLE PORTFOLIOS

LIFESTYLE AGGRESSIVE 1000 TRUST

The investment objective of the Lifestyle Aggressive 1000 Trust is to provide long-term growth of capital. Current income is not a consideration. MAC manages the Lifestyle Aggressive 1000 Trust and seeks to achieve this objective by investing approximately 100% of the Lifestyle Trust's assets in Underlying Portfolios which invest primarily in equity securities.

LIFESTYLE GROWTH 820 TRUST

The investment objective of the Lifestyle Growth 820 Trust is to provide long-term growth of capital with consideration also given to current income. MAC manages the Lifestyle Growth 820 Trust and seeks to achieve this objective by investing approximately 20% of the Lifestyle Trust's assets in Underlying Portfolios which invest primarily in fixed-income securities and approximately 80% of the assets in Underlying Portfolios which invest primarily in equity securities.

LIFESTYLE BALANCED 640 TRUST

The investment objective of the Lifestyle Balanced 640 Trust is to provide a balance between high level of current income and growth of capital with a greater emphasis given to capital growth. MAC manages the Lifestyle Balanced 640 Trust and seeks to achieve this objective by investing approximately 40% of the Lifestyle Trust's assets in Underlying Portfolios which invest primarily in fixed-income securities and approximately 60% of its assets in Underlying Portfolios which invest primarily in equity securities.

LIFESTYLE MODERATE 460 TRUST

The investment objective of the Lifestyle Moderate 460 Trust is to provide a balance between high level of current income and growth of capital with a greater emphasis given to high income. MAC manages the Lifestyle Moderate 460 Trust and seeks to achieve this objective by investing approximately 60% of the Lifestyle Trust's assets in Underlying Portfolios which invest primarily in fixed-income securities and approximately 40% of its assets in Underlying Portfolios which invest primarily in equity securities.

LIFESTYLE CONSERVATIVE 280 TRUST

The investment objective of the Lifestyle Conservative 280 Trust is to provide a high level of current income with some consideration also given to growth of capital. MAC manages the Lifestyle Conservative 280 Trust and seeks to achieve this objective by investing approximately 80% of the Lifestyle Trust's assets in Underlying Portfolios which invest primarily in fixed-income securities and approximately 20% of its assets in Underlying Portfolios which invest primarily in equity securities.


ISSUING A POLICY

REQUIREMENTS

To purchase a Policy, an applicant must submit a completed application. A Policy will not be issued until the underwriting process has been completed to the Company's satisfaction.


Policies may be issued on a basis which does not distinguish between the insured's sex, with prior approval from the Company. A Policy will generally be issued only on the lives of insureds from ages 0 through 90.

Each Policy has a Policy Date, an Effective Date and an Issue Date.

The Policy Date is the date from which the first monthly deductions are calculated and from which Policy Years, Policy Months and Policy Anniversaries are determined. The Effective Date is the date the Company becomes obligated under the Policy and when the first monthly deductions are deducted from the Policy Value. The Issue Date is the date from which Suicide and Incontestability are measured.


If an application is accompanied by a check for the initial premium and the application is accepted:

(i) the Policy Date will be the date the application and check were received at the Service Office (unless a special Policy Date is requested (See "Backdating a Policy" below));

(ii) the Effective Date will be the date the Company's underwriters approve issuance of the Policy; and

(iii)  the Issue Date will be the date the Company issues the Policy.

If an application accepted by the Company is not accompanied by a check for the initial premium:

(i) the Policy Date will be the date the Company issues the Policy (unless a special Policy Date is requested (See "Backdating a Policy" below);

(ii) the Effective Date will be the date the Service Office receives the initial premium; and

(iii)  the Issue Date will be the date the Company issues the Policy.

The initial premium must be received within 60 days after the Policy Date. If the premium is not paid or if the application is rejected, the Policy will be canceled and any partial premiums paid will be returned to the applicant.

MINIMUM INITIAL FACE AMOUNT

Manufacturers Life of America will generally issue a Policy only if it has a Face Amount of at least $100,000.

BACKDATING A POLICY

Under limited circumstances, the Company may backdate a Policy, upon request, by assigning a Policy Date earlier than the date the application is signed. However, in no event will a Policy be backdated earlier than the earliest date allowed by state law, which is generally three months to one year prior to the date of application for the Policy. Monthly deductions will be made for the period the Policy Date is backdated. Regardless of whether or not a policy is backdated, Net Premiums received prior to the Effective Date of a Policy will be credited with interest from the date of receipt at the rate of return then being earned on amounts allocated to the Money Market portfolio.

As of the Effective Date, the premiums paid plus interest credited, net of the premium charge, will be allocated among the Investment Accounts and/or Fixed Account in accordance with the policy owner's instructions unless such amount is first allocated to the Money Market portfolio for the duration of the Right to Examine period.

TEMPORARY INSURANCE AGREEMENT

In accordance with the Company's underwriting practices, temporary insurance coverage may be provided under the terms of a Temporary Insurance Agreement. Generally, temporary life insurance may not exceed $1,000,000 and may not be in effect for more than 90 days. This temporary insurance coverage will be issued on a conditional receipt basis, which means that any benefits under such temporary coverage will only be paid if the life insured meets the Company's usual and customary underwriting standards for the coverage applied for.

The acceptance of an application is subject to the Company's underwriting rules, and the Company reserves the right to request additional information or to reject an application for any reason.

Persons failing to meet standard underwriting classification may be eligible for a Policy with an additional rating assigned to it.

RIGHT TO EXAMINE THE POLICY

A Policy may be returned for a refund within 10 days after it is received. Some states provide a longer period of time to exercise this right. The Policy will indicate if a longer time period applies. The Policy can be mailed or delivered to the Manufacturers Life of America agent who sold it or to the Service Office. Immediately on such delivery or mailing, the Policy shall be deemed void from the beginning. Within seven days after receipt of the returned Policy at its Service Office, the Company will refund to the policyholder an amount equal to either:

(1)  the amount of all premiums paid or

(2)

(a) the difference between payments made and amounts allocated to the Separate Account and the Fixed Account; plus

(b) the value of the amount allocated to the Separate Account and the Fixed Account as of the date the returned Policy is received by the Company; minus

(c)  any partial withdrawals made and policy loans taken.

Whether the amount described in (1) or (2) is refunded depends on the requirements of the applicable state.


If a policyowner requests an increase in face amount which results in new surrender charges, he or she will have the same rights as described above to cancel the increase. If canceled, the Policy Value and the surrender charges will be recalculated to the amounts they would have been had the increase not taken place. A policyowner may request a refund of all or any portion of premiums paid during the right to examine period, and the Policy Value and the surrender charges will be recalculated to the amounts they would have been had the premiums not been paid.


The Company reserves the right to delay the refund of any premium paid by check until the check has cleared.



LIFE INSURANCE QUALIFICATION

A Policy must satisfy either one of two tests to qualify as a life insurance contract for purposes of Section 7702 of the Internal Revenue Code of 1986, as amended. At the time of application, the policyowner must choose either the Cash Value Accumulation Test or the Guideline Premium Test. The test cannot be changed once the Policy is issued.

CASH VALUE ACCUMULATION TEST


Under the Cash Value Accumulation Test ("CVAT"), the Policy Value must be less than the Net Single Premium necessary to fund future Policy benefits, assuming guaranteed charges and 4% net interest. To ensure that a Policy meets the CVAT, the company will generally increase the death benefit, temporarily, to the required minimum amount. However, the Company reserves the right to require evidence of insurability should a premium payment cause the death benefit to increase by more than the premium payment amount. Any excess premiums will be refunded.


GUIDELINE PREMIUM TEST

The Guideline Premium Test restricts the maximum premiums that may be paid into a life insurance policy for a given death benefit. The policy's death benefit must also be at least equal to the Minimum Death Benefit (described below).

Changes to the Policy may affect the maximum amount of premiums, such as:

-    A change in the policy's Face Amount.
-    A change in the death benefit option.
-    Partial Withdrawals.
-    Addition or deletion of supplementary benefits.


Any of the above changes could cause the total premiums paid to exceed the new maximum limit. In this situation, the Company may refund any excess premiums paid. In addition, these changes could reduce the future premium limitations.

The Guideline Premium Test requires a life insurance policy to meet minimum ratios of life insurance coverage to policy value. This is achieved by ensuring that the death benefit is at all times at least equal to the Minimum Death Benefit. The Minimum Death Benefit on any date is defined as the Policy Value on that date times the applicable Minimum Death Benefit Percentage for the Attained Age of the life insured. The Minimum Death Benefit Percentages for this test appear in the Policy.


DEATH BENEFITS

If the Policy is in force at the time of the death of the life insured, the Company will pay an insurance benefit. The amount payable will be the death benefit under the selected death benefit option, plus any amounts payable under any supplementary benefits added to the Policy, less the Policy Debt and less any outstanding monthly deductions due. The insurance benefit will be paid in one lump sum unless another form of settlement option is agreed to by the beneficiary and the Company. If the insurance benefit is paid in one sum, the Company will pay interest from the date of death to the date of payment. If the life insured should die after the Company's receipt of a request for surrender, no insurance benefit will be payable, and the Company will pay only the Net Cash Surrender Value.

DEATH BENEFIT OPTIONS

There are two death benefit options, described below.

DEATH BENEFIT OPTION 1


Under Option 1 the death benefit is the Face Amount of the Policy at the date of death or, if greater, the Minimum Death Benefit.

DEATH BENEFIT OPTION 2

Under Option 2 the death benefit is the Face Amount plus the Policy Value of the Policy at the date of death or, if greater, the Minimum Death Benefit.

CHANGING THE DEATH BENEFIT OPTION

The death benefit option may be changed once each Policy Year after the first Policy Year. The change will occur on the first day of the next Policy Month after a written request for a change is received at the Service Office. The Company reserves the right to limit a request for a change if the change would cause the Policy to fail to qualify as life insurance for tax purposes. The Company will not allow a change in death benefit option if it would cause the Face Amount to decrease below $100,000.

A change in the death benefit option will result in a change in the Policy's Face Amount, in order to avoid any change in the amount of the death benefit, as follows:

CHANGE FROM OPTION 1 TO OPTION 2

The new Face Amount will be equal to the Face Amount prior to the change minus the Policy Value as of the date of the change.

CHANGE FROM OPTION 2 TO OPTION 1

The new Face Amount will be equal to the Face Amount prior to the change plus the Policy Value as of the date of the change.

No new Surrender Charges will apply to an increase in Face Amount solely due to a change in the death benefit option.

CHANGING THE FACE AMOUNT

Subject to the limitations stated in this Prospectus, a policyowner may, upon written request, increase or decrease the Face Amount of the Policy. The Company reserves the right to limit a change in Face Amount so as to prevent the Policy from failing to qualify as life insurance for tax purposes.

INCREASE IN FACE AMOUNT

Increases in Face Amount may be made once each Policy Year after the first Policy Year. Any increase in Face Amount must be at least $50,000. An increase will become effective at the beginning of the policy month following the date Manufacturers Life of America approves the requested increase. Increases in Face Amount are subject to satisfactory evidence of insurability. The Company reserves the right to refuse a requested increase if the life insured's Attained Age at the effective date of the increase would be greater than the maximum issue age for new Policies at that time.

NEW SURRENDER CHARGES FOR AN INCREASE

An increase in face amount will usually result in the Policy being subject to new surrender charges. The new surrender charges will be computed as if a new Policy were being purchased for the increase in face amount. The premiums attributable to the new Face Amount will not exceed the surrender charge premium limit associated with that increase. There will be no new surrender charges associated with restoration of a prior decrease in Face Amount. As with the purchase of a Policy, a policyowner will have free look right with respect to any increase resulting in new surrender charges.

An additional premium may be required for a face amount increase, and a new No-Lapse Guarantee Premium will be determined, if the No-Lapse Guarantee is in effect at the time of the face amount increase.

INCREASE WITH PRIOR DECREASES

If, at the time of the increase, there have been prior decreases in Face Amount, these prior decreases will be restored first. The insurance coverage eliminated by the decrease of the oldest Face Amount will be deemed to be restored first.

CHANGING BOTH THE FACE AMOUNT AND THE DEATH BENEFIT OPTION
If a policyowner requests to change both the Face Amount and the Death Benefit Option in the same month, the Death Benefit Option change shall be deemed to occur first.

DECREASE IN FACE AMOUNT

Decreases in Face Amount may be made once each Policy Year after the first Policy Year. Any decrease in Face Amount must be at least $50,000. A written request from a policyowner for a decrease in the Face Amount will be effective at the beginning of the Policy Month following the date Manufacturers Life of America approves the requested decrease. If there have been previous increases in Face Amount, the decrease will be applied to the most recent increase first and thereafter to the next most recent increases successively. Under no circumstances should the sum of all decreases cause the policy to fall below the minimum Face Amount of $100,000.


PREMIUM PAYMENTS

INITIAL PREMIUMS

No premiums will be accepted prior to receipt of a completed application by the Company. All premiums received prior to the Effective Date of the Policy will be held in the general account and credited with interest from the date of receipt at the rate of return then being earned on amounts allocated to the Money Market Trust.

The minimum initial premium is one-twelfth of the No-Lapse Guarantee Premium.

On the later of the Effective Date or the date a premium is received, the Net Premiums paid plus interest credited will be allocated among the Investment Accounts or the Fixed Account in accordance with the policyowner's instructions.

SUBSEQUENT PREMIUMS
After the payment of the initial premium, premiums may be paid at any time and in any amount until the life insured's Attained Age 100, subject to the limitations on premium amount described below.

A Policy will be issued with a planned premium, which is based on the amount of premium the policyowner wishes to pay. Manufacturers Life of America will send notices to the policyowner setting forth the planned premium at the payment interval selected by the policyowner. However, the policyowner is under no obligation to make the indicated payment.

The Company may refuse any premium payment that would cause the Policy to fail to qualify as life insurance under the Internal Revenue Code. The Company also reserves the right to request evidence of insurability if a premium payment would result in an increase in the Death Benefit that is greater than the increase in Policy Value.

Payment of premiums will not guarantee that the Policy will stay in force. Conversely, failure to pay premiums will not necessarily cause the Policy to lapse.

All Net Premiums received on or after the Effective Date will be allocated among Investment Accounts or the Fixed Account as of the Business Day the premiums were received at the Service Office. Monthly deductions are due on the Policy Date and at the beginning of each Policy Month thereafter. However, if due prior to the Effective Date, they will be taken on the Effective Date instead of the dates they were due.

MAXIMUM PREMIUM LIMITATION

If the Policy is issued under the Guideline Premium Test, in no event may the total of all premiums paid exceed the then current maximum premium limitations established by federal income tax law for a Policy to qualify as life insurance.

If, at any time, a premium is paid which would result in total premiums exceeding the above maximum premium limitation, the Company will only accept that portion of the premium which will make the total premiums equal to the maximum. Any part of the premium in excess of that amount will be returned and no further premiums will be accepted until allowed by the then current maximum premium limitation.

PREMIUM ALLOCATION

Premiums may be allocated to the Fixed Account for accumulation at a rate of interest equal to at least 4% or to one or more of the Investment Accounts for investment in the Portfolio shares held by the corresponding sub-account of the Separate Account. Allocations among the Investment Accounts and the Fixed Account are made as a percentage of the premium. The percentage allocation to any account may be any number between zero and 100, provided the total allocation equals 100. A policyowner may change the way in which premiums are allocated at any time without charge. The change will take effect on the date a written request for change satisfactory to the Company is received at the Service Office.


CHARGES AND DEDUCTIONS


PREMIUM CHARGE

During the first 10 Policy Years, Manufacturers Life of America deducts a premium charge from each premium payment, equal to 6.6% of the premium. Thereafter the premium charge is equal to 3.6% of the premium. The premium charge is designed to cover a portion of the Company's acquisition and sales expenses and premium taxes. Premium taxes vary from state
to state ranging from 0% to   %.
                           ---

SURRENDER CHARGES

The Company will deduct a Surrender Charge if during the first 10 years following the Policy Date, or the effective date of a Face Amount increase:

-  the Policy is surrendered for its Net Cash Surrender Value,
-  a partial withdrawal is made, or
-  the Policy lapses.


The surrender charge, together with a portion of the premium charge, is designed to compensate the Company for some of the expenses it incurs in selling and distributing the Policies, including agents' commissions, advertising, agent training and the printing of prospectuses and sales literature.


SURRENDER CHARGE CALCULATION

The Surrender Charge is determined by the following formula (the calculation is also described in words below):

Surrender Charge = (Surrender Charge Rate)x (Face Amount associated with the Surrender Charge / 1000)x(Grading Percentage)

Definitions of the Formula Factors Above
----------------------------------------


      Face Amount of the Policy Associated with the Surrender Charge


The Face Amount associated with the Surrender Charge equals the Face Amount for which the Surrender Charge is being applied. The Face Amount may be increased or decreased as described under "Changing the Face Amount" above.

      Surrender Charge Rate (the calculation is also described in words below)

Surrender Charge Rate  = (X) + (80%)x(Surrender Charge Premium)

Where "X" is equal to:

                       Table for Rate per $1,000 of Face:

Age          Rate per $1,000 of Face     Age           Rate per $1,000 of Face
0                  $2.00                 18                    $4.25
1                   2.13                 19                     4.38
2                   2.25                 20                     4.50
3                   2.38                 21                     5.00
4                   2.50                 22                     5.50
5                   2.63                 23                     6.00
6                   2.75                 24                     6.50
7                   2.88                 25                     7.00
8                   3.00                 26                     7.20
9                   3.13                 27                     7.40

10                  3.25                 28                     7.60
11                  3.38                 29                     7.80
12                  3.50                 30                     8.00
13                  3.63                 31                     8.04
14                  3.75                 32                     8.08
15                  3.88                 33                     8.12
16                  4.00                 34                     8.16
17                  4.13                 35 and over            8.20



      The SURRENDER CHARGE PREMIUM is the lesser of:

      a the premiums paid during the first Policy Year per $1,000 of Face Amount at issue or following a Face Amount increase, and

      b the Surrender Charge Premium Limit specified in the Policy per $1,000 of Face Amount.

      Grading Percentage

The grading percentages during the Surrender Charge Period and set forth in the table below apply to the initial Face Amount and to all subsequent Face Amount increases.

The grading percentage is based on the Policy Year in which the transaction causing the assessment of the charge occurs as set forth in the table below:

        Surrender           Surrender Charge
      Charge Period        Grading Percentage

             1                    100%

             2                     90%

             3                     80%

             4                     70%

             5                     60%

             6                     50%

             7                     40%

             8                     30%

             9                     20%

            10                     10%

            11                      0%

Within a Policy Year, grading percentages will be interpolated on a monthly basis. For example, if the policyowner surrenders the Policy during the fourth month of Policy Year 4, the grading percentage will be 67.5%.


Formulas Described in Words
---------------------------

Surrender Charge

The Surrender Charge is determined by multiplying the Surrender Charge Rate by the Face Amount associated with the Surrender Charge divided by 1000. The amount obtained is then multiplied by the Grading Percentage, a percent which starts at 100% and grades down each policy year to zero over a period not to exceed 10 years.

Surrender Charge Rate

The Surrender Charge Rate is equal to the sum of (a) plus (b) where (a) equals X (see Table above) and (b) equals 80% times the Surrender Charge Premium.

Illustration of Maximum Surrender Charge Calculation
----------------------------------------------------

Assumptions

-    45 year old male (standard risks and nonsmoker status)
-    Policy issued 7 years ago
- $7,785 in premiums has been paid on the Policy in equal annual installments over the 7 year period
-    Surrender Charge Premium for the Policy is $15.26
- Face Amount of the Policy at issue is $500,000 and no increases have occurred
-    Policy is surrendered during the first month of the seventh policy year.


Maximum Surrender Charge

The maximum Surrender Charge to be assessed would be $4,082 determined as follows:


First, the Surrender Charge Rate is determined by applying the Surrender Charge Rate formula as set forth below.

      Surrender Charge Rate  = (8.20) + (80%) x (Surrender Charge Premium)

      $20.41 = (8.20) + (80%) x (15.26)

      The Surrender Charge Rate is equal to $20.41

Second, the Surrender Charge Rate is entered into the Surrender Charge formula and the Surrender Charge is determined as set forth below.

      Surrender Charge = (Surrender Charge Rate)x (Face Amount of the Policy associated with the Surrender Charge / 1000)x(Grading Percentage)

      $4,082 = (20.41) x ($500,000 / 1000) x (40%)


      The maximum Surrender Charge is equal to $4,082.

Depending upon the Face Amount of the Policy, the age of the insured at issue, premiums paid under the Policy and the performance of the underlying investment options, the Policy may have no Cash Surrender Value and therefore, the policyowner may receive no surrender proceeds upon surrendering the Policy.

SURRENDER CHARGES ON A PARTIAL WITHDRAWAL

A partial withdrawal will result in the assessment of a portion of the Surrender Charges to which the Policy is subject. The portion of the Surrender Charges assessed will be based on the ratio of the amount of the withdrawal to the Net Cash Surrender Value of the Policy as at the date of the withdrawal. The Surrender Charges will be deducted from the Policy Value at the time of the partial withdrawal on a pro-rata basis from each of the Investment Accounts and the Fixed Account. If the amount in the accounts is not sufficient to pay the Surrender Charges assessed, then the amount of the withdrawal will be reduced.


Whenever a portion of the surrender charges is deducted as a result of a partial withdrawal, the Policy's remaining surrender charges will be reduced in the same proportion that the surrender charge deducted bears to the total surrender charge immediately before the partial withdrawal.

MONTHLY CHARGES


On the Policy Date and at the beginning of each Policy Month, a deduction is due from the Net Policy Value to cover certain charges in connection with the Policy until the Policy Anniversary when the life insured reaches Attained Age 100, unless certain riders are in effect in which case such charges may continue. If there is a Policy Debt under the Policy, loan interest and principal will continue to be payable at the beginning of each Policy Month. Monthly deductions due prior to the Effective Date will be taken on the Effective Date instead of the dates they were due. The charges consist of:


/ /i/ /   a monthly administration charge;
/ /ii/ /  a monthly charge for the cost of insurance;
/ /iii/ / a monthly mortality and expense risk charge;

/ /iv/ /  a monthly charge for any supplementary benefits added to the Policy.

Unless otherwise allowed by the Company and specified by the policyowner, the Monthly Deduction will be allocated among the Investment Accounts and the Fixed Account in the same proportion as the Policy value in each bears to the Net Policy Value.

ADMINISTRATION CHARGE

This charge will be equal to $30 per Policy Month in the first Policy Year. For all subsequent Policy Years, the administration charge will be $15 per Policy Month. The charge is designed to cover certain administrative expenses associated with the Policy, including maintaining policy records, collecting premiums and processing death claims, surrender and withdrawal requests and various changes permitted under the Policy.

COST OF INSURANCE CHARGE

The monthly charge for the cost of insurance is determined by multiplying the applicable cost of insurance rate times the net amount at risk at the beginning of each Policy Month. The cost of insurance rate and the net amount at risk are determined separately for the initial Face Amount and for each increase in Face Amount. In determining the net amount at risk, if there have been increases in the Face Amount, the Policy Value shall first be considered a part of the initial Face Amount. If the Policy Value exceeds the initial Face Amount, it shall then be considered a part of the additional increases in Face Amount resulting from the increases, in the order the increases occurred.

For Death Benefit Option 1, the net amount at risk is equal to the greater of zero, or the result of (a) minus (b) where:

(a) is the death benefit as of the first day of the Policy Month, divided by 1.0032737; and

(b) is the Policy Value as of the first day of the Policy Month after the deduction of monthly cost of insurance.

For Death Benefit Option 2, the net amount at risk is equal to the Face Amount of insurance.


The rates for the cost of insurance are based upon the issue age, duration of coverage, sex, and Risk Classification of the life insured.


Cost of insurance rates will generally increase with the age of the life insured. The first year cost of insurance rate is guaranteed.

The cost of insurance rates reflect the Company's expectations as to future mortality experience. The rates may be re-determined from time to time on a basis which does not unfairly discriminate within the class of life insured. In no event will the cost of insurance rates exceed the guaranteed rates set forth in the Policy except to the extent that an extra charge is imposed because of an additional rating applicable to the Life insured. After the first Policy Year, the cost of insurance will generally increase on each Policy Anniversary. The guaranteed rates are based on the 1980 Commissioners Smoker Distinct Mortality tables.

CHARGES FOR SUPPLEMENTARY BENEFITS

If the Policy includes Supplementary Benefits, a charge will be made applicable to such Supplementary Benefit.

MORTALITY AND EXPENSE RISK CHARGE

A monthly charge is assessed against the Policy Value equal to a percentage of the Policy Value. This charge is to compensate the Company for the mortality and expense risks it assumes under the Policy. The mortality risk assumed is that life insured may live for a shorter period of time than the Company estimated. The expense risk assumed is that expenses incurred in issuing and administering the Policy will be greater than the Company estimated. The Company will realize a gain from this charge to the extent it is not needed to provide benefits and pay expenses under the Policy.

The charge varies by Policy Year as follows:




                                Guaranteed Monthly         Equivalent Annual
        Policy Year               Mortality and          Mortality and Expense
                               Expense Risk Charge            Risk Charge

           1-10                      0.0627%                     0.75%
            11                       0.0209%                     0.25%

CHARGES FOR TRANSFERS


A charge of $25 will be imposed on each transfer in excess of twelve in a Policy Year. The charge will be deducted from the Investment Account or the Fixed Account to which the transfer is being made. All transfer requests received by the Company on the same Business Day are treated as a single transfer request.

REDUCTION IN CHARGES


The Policy is available for purchase by corporations and other groups or sponsoring organizations. Group or sponsored arrangements may include reduction or elimination of withdrawal charges and deductions for employees, officers, directors, agents and immediate family members of the foregoing. Manufacturers Life of America reserves the right to reduce any of the Policy's charges on certain cases where it is expected that the amount or nature of such cases will result in savings of sales, underwriting, administrative, commissions or other costs. Eligibility for these reductions and the amount of reductions will be determined by a number of factors, including the number of lives to be insured, the total premiums expected to be paid, total assets under management for the policyowner, the nature of the relationship among the insured individuals, the purpose for which the policies are being purchased, expected persistency of the individual policies, and any other circumstances which Manufacturers Life of America believes to be relevant to the expected reduction of its expenses. Some of these reductions may be guaranteed and others may be subject to withdrawal or modification, on a uniform case basis. Reductions in charges will not be unfairly discriminatory to any policyowners. Manufacturers Life of America may modify from time to time, on a uniform basis, both the amounts of reductions and the criteria for qualification.


SPECIAL PROVISIONS FOR EXCHANGES

The Company will permit owners of certain fixed life insurance policies issued either by the Company or Manufacturers Life Insurance Company (U.S.A.) to exchange their policies for the Policies described in this prospectus (and likewise, owners of policies described in this Prospectus may also exchange their Policies for certain fixed policies issued either by the Company or by Manufacturers Life Insurance Company (U.S.A)). Policyowners considering an exchange should consult their tax advisers as to the tax consequences of an exchange.

COMPANY TAX CONSIDERATIONS

At the present time, the Company makes no charge to the Separate Account for any federal, state, or local taxes that the Company incurs that may be attributable to such Account or to the Policies. The Company, however, reserves the right in the future to make a charge for any such tax or other economic burden resulting from the application of the tax laws that it determines to be properly attributable to the Separate Account or to the Policies.


POLICY VALUE

DETERMINATION OF THE POLICY VALUE
A Policy has a Policy Value, a portion of which is available to the policyowner by making a policy loan or partial withdrawal, or upon surrender of the Policy. The Policy Value may also affect the amount of the death benefit. The Policy Value at any time is equal to the sum of the values in the Investment Accounts, the Fixed Account, and the Loan Account.

INVESTMENT ACCOUNTS

An Investment Account is established under each Policy for each sub-account of the Separate Account to which net premiums or transfer amounts have been allocated. Each Investment Account under a Policy measures the interest of the Policy in the corresponding sub-account. The value of the Investment Account established for a particular sub-account is equal to the number of units of that sub-account credited to the Policy times the value of such units.

FIXED ACCOUNT

Amounts in the Fixed Account do not vary with the investment performance of any sub-account. Instead, these amounts are credited with interest at a rate determined by Manufacturers Life of America. For a detailed description of the Fixed Account, see "The General Account - Fixed Account".

LOAN ACCOUNT

Amounts borrowed from the Policy are transferred to the Loan Account. Amounts in the Loan Account do not vary with the investment performance of any sub-account. Instead, these amounts are credited with interest at a rate which is equal to the amount charged on the outstanding Policy Debt less the Loan Spread. For a detailed description of the Loan Account, see "Policy Loans - Loan Account".


UNITS AND UNIT VALUES

CREDITING AND CANCELING UNITS

Units of a particular sub-account are credited to a Policy when net premiums are allocated to that sub-account or amounts are transferred to that sub-account. Units of a sub-account are canceled whenever amounts are deducted, transferred or withdrawn from the sub-account. The number of units credited or canceled for a specific transaction is based on the dollar amount of the transaction divided by the value of the unit on the Business Day on which the transaction occurs. The number of units credited with respect to a premium payment will be based on the applicable unit values for the Business Day on which the premium is received at the Service Office, except for any premiums received before the Effective Date. For premiums received before the Effective Date, the values will be determined on the Effective Date.


A Business Day is any day that the New York Stock Exchange is open for business. A Business Day ends at the close of regularly scheduled trading of the New York Stock Exchange (currently 4:00 p.m. Eastern Time) on that day.


Units are valued at the end of each Business Day. When an order involving the crediting or canceling of units is received after the end of a Business Day, or on a day which is not a Business Day, the order will be processed on the basis of unit values determined on the next Business Day. Similarly, any determination of Policy Value, Investment Account value or death benefit to be made on a day which is not a Business Day will be made on the next Business Day.

UNIT VALUES

The value of a unit of each sub-account was initially fixed at $10.00. For each subsequent Business Day the unit value for that sub-account is determined by multiplying the unit value for the immediately preceding Business Day by the net investment factor for the that sub-account on such subsequent Business Day.

The net investment factor for a sub-account on any Business Day is equal to (a) divided by (b) where:

(a) is the net asset value of the underlying Portfolio shares held by that sub-account as of the end of such Business Day before any policy transactions are made on that day; and

(b) is the net asset value of the underlying Portfolio shares held by that sub-account as of the end of the immediately preceding Business Day after all policy transactions were made for that day;

The value of a unit may increase, decrease, or remain the same, depending on the investment performance of a sub-account from one Business Day to the next.

TRANSFERS OF POLICY VALUE

At any time, a policyowner may transfer Policy Value from one sub-account to another or to the Fixed Account. Transfer requests must be in writing in a format satisfactory to the Company, or by telephone if a currently valid telephone transfer authorization form is on file.

The Company reserves the right to impose limitations on transfers, including the maximum amount that may be transferred. In addition, transfer privileges are subject to any restrictions that may be imposed by the Trust.

While the Policy is in force, the policyowner may transfer the Policy Value from any of the Investment Accounts to the Fixed Account without incurring transfer charges:

(a) within eighteen months after the Issue Date; or

(b) within 60 days of the effective date of a material change in the investment objectives of any of the sub-accounts or within 60 days of the date of notification of such change, whichever is later.


Such transfers will not count against the twelve transfers that may be made free of charge in any Policy Year.

TRANSFER CHARGES

A policyowner may make up to twelve transfers each Policy Year free of charge. Additional transfers in each Policy Year may be made at a cost of $25 per transfer. This charge will be deducted from the Investment Account or the Fixed Account to which the transfer is being made. All transfer requests received by the Company on the same Business Day are treated as a single transfer request.

Transfers under the Dollar Cost Averaging and Asset Allocation Balancer programs do not count against the number of free transfers permitted per Policy Year.


TRANSFERS INVOLVING FIXED ACCOUNT

The maximum amount that may be transferred from the Fixed Account in any one Policy Year is the greater of $500 or 15% of the Fixed Account Value at the previous Policy Anniversary. Any transfer which involves a transfer out of the Fixed Account may not involve a transfer to the Investment Account for the Money Market Trust.

TELEPHONE TRANSFERS

Although failure to follow reasonable procedures may result in the Company being liable for any losses resulting from unauthorized or fraudulent telephone transfers, Manufacturers Life of America will not be liable for following instructions communicated by telephone that the Company reasonably believes to be genuine. The Company will employ reasonable procedures to confirm that instructions communicated by telephone are genuine. Such procedures shall consist of confirming that a valid telephone authorization form is on file, tape recording of all telephone transactions and providing written confirmation thereof.

DOLLAR COST AVERAGING

The Company will offer policyowners a Dollar Cost Averaging ("DCA") program. Under DCA program, the policyowner will designate an amount which will be transferred monthly from one Investment Account into any other Investment Account(s) or the Fixed Account. Currently, no charge will be made for this program, although the Company reserves the right to institute a charge on 90 days' written notice to the policyholder. If insufficient funds exist to effect a DCA transfer, the transfer will not be effected and the policyowner will be so notified.

The Company reserves the right to cease to offer this program as of 90 days after written notice is sent to the policyowner.

ASSET ALLOCATION BALANCER TRANSFERS

Under the Asset Allocation Balancer program the policyowner will designate an allocation of Policy Value among Investment Accounts. At six-month intervals beginning six months after the Policy Date, the Company will move amounts among the Investment Accounts as necessary to maintain the policyowner's chosen allocation. A change to the policyowner premium allocation instructions will automatically result in a change in Asset Allocation Balancer instructions so that the two are identical unless the policyowner either instructs Manufacturers of America otherwise or has elected the Dollar Cost Averaging program. Currently, there is no charge for this program; however, the Company reserves the right to institute a charge on 90 days' written notice to the policyowner.

The Company reserves the right to cease to offer this program as of 90 days after written notice is sent to the policyowner.

POLICY LOANS

While this Policy is in force and has an available loan value, a policyowner may borrow against the Policy Value of the Policy. The Policy serves as the only security for the loan. Policy loans may have tax consequences, see "Tax Treatment of Policy Benefits - Interest on Policy Loans After Ten Years" and "Tax Treatment of Policy Benefits - Policy Loan Interest."

MAXIMUM LOANABLE AMOUNT

The Maximum Loanable Amount is 90% of the Policy's Net Cash Surrender Value.

EFFECT OF POLICY LOAN

A policy loan will have an effect on future Policy Values, since that portion of the Policy Value in the Loan Account will increase in value at the crediting interest rate rather than varying with the performance of the underlying Portfolios or increasing in value at the rate of interest credited for amounts allocated to the Fixed Account. A policy loan may cause a Policy to be more susceptible to going into default since a policy loan will be reflected in the Net Cash Surrender Value. See "Lapse and Reinstatement." In addition, a policy loan may result in a Policy's failing to satisfy the No-Lapse Guarantee Cumulative Premium Test since the Policy Debt is subtracted from the sum of the premiums paid in determining whether this test is satisfied. Finally, a policy loan will affect the amount payable on the death of the life insured, since the death benefit is reduced by the Policy Debt at the date of death in arriving at the insurance benefit.

INTEREST CHARGED ON POLICY LOANS


Interest on the Policy Debt will accrue daily and be payable annually on the Policy Anniversary. During the first 10 Policy Years, the rate of interest charged will be an effective annual rate of 5.25%. Thereafter, the rate of interest charged will be an effective annual rate of 4%, subject to the Company's reservation of the right to increase the rate as described under the heading "Tax Treatment of the Policy - Interest on Policy Loans After Year 10." If the interest due on a Policy Anniversary is not paid by the policyowner, the interest will be borrowed against the Policy.


Interest on the Policy Debt will continue to accrue daily if there is an outstanding loan when monthly deductions and premium payments cease when the life insured reaches age 100. The Policy will go into default at any time the Policy Debt exceeds the Cash Surrender Value. At least 61 days prior to termination, the Company will send the policyowner a notice of the pending termination. Payment of interest on the Policy Debt during the 61 day grace period will bring the policy out of default.

LOAN ACCOUNT

When a loan is made, an amount equal to the loan principal, plus interest to the next Policy Anniversary, will be deducted from the Investment Accounts or the Fixed Account and transferred to the Loan Account. Amounts transferred into the Loan Account cover the loan principal plus loan interest due to the next Policy Anniversary. The policyowner may designate how the amount to be transferred to the Loan Account is allocated among the accounts from which the transfer is to be made. In the absence of instructions, the amount to be transferred will be allocated to each account in the same proportion as the value in each Investment Account and the Fixed Account bears to the Net Policy Value. A transfer from an Investment Account will result in the cancellation of units of the underlying sub-account equal in value to the amount transferred from the Investment Account. However, since the Loan Account is part of the Policy Value, transfers made in connection with a loan will not change the Policy Value.

INTEREST CREDITED TO THE LOAN ACCOUNT


Interest will be credited to amounts in the Loan Account at an effective annual rate of at least 4.00%. The actual rate credited is equal to the rate of interest charged on the policy loan less than the Loan Interest Credited Differential, which is currently 1.25% during the first ten policy years and 0% thereafter, and is guaranteed not to exceed 1.25%. (The Loan Interest Credited Differential is the difference between the rate of interest charged on a policy loan and the rate of interest credited to amounts in the Loan Account.) The tax consequences associated with a loan interest credited differential of 0% are unclear. A tax advisor should be consulted before effecting a loan to evaluate the tax consequences that may arise in such a situation. The Company may change the Current Loan Interest Credited Differential as of 90 days after sending you written notice of such change.


LOAN ACCOUNT ADJUSTMENTS

On the first day of each Policy Anniversary the difference between the Loan Account and the Policy Debt is transferred to the Loan Account from the Investment Accounts or the Fixed Account. Amounts transferred to the Loan Account will be taken from the Investment Accounts and the Fixed Account in the same proportion as the value in each Investment Account and the Fixed Account bears to the Net Policy Value.

LOAN REPAYMENTS

Policy Debt may be repaid in whole or in part at any time prior to the death of the life insured, provided that the Policy is in force. When a repayment is made, the amount is credited to the Loan Account and transferred to the Fixed Account or the Investment Accounts. Loan repayments will be allocated first to the Fixed Account until the associated Loan sub-account is reduced to zero and then to each Investment Account in the same proportion as the value in the corresponding Loan Sub-Account bears to the value of the Loan Account.

Amounts paid to the Company not specifically designated in writing as loan repayments will be treated as premiums. Where permitted by applicable state law, when a portion of the Loan Account amount is allocated to the Fixed Account, the Company may require that any amounts paid to it be applied to outstanding loan balances.


POLICY SURRENDER AND PARTIAL WITHDRAWALS

POLICY SURRENDER
A Policy may be surrendered for its Net Cash Surrender Value at any time while the life insured is living. The Net Cash Surrender Value is equal to the Policy Value less any surrender charges and outstanding monthly deductions due (the "Cash Surrender Value") minus the Policy Debt. If there have been any prior Face Amount increases, the Surrender Charge will be the sum of the Surrender Charge for the Initial Face Amount plus the Surrender Charge for each increase. The Net Cash Surrender Value will be determined as of the end of the Business Day on which Manufacturers Life of America receives the Policy and a written request for surrender at its Service Office. After a Policy is surrendered, the insurance coverage and all other benefits under the Policy will terminate.

PARTIAL WITHDRAWALS

A policyowner may make a partial withdrawal of the Net Cash Surrender Value once each Policy Month after the first Policy Anniversary. The policyowner may specify the portion of the withdrawal to be taken from each Investment Account and the Fixed Account. In the absence of instructions, the withdrawal will be allocated among such accounts in the same proportion as the Policy Value in each account bears to the Net Policy Value. For information on Surrender Charges on a Partial Withdrawal see "Charges and Deductions - Surrender Charges."

Withdrawals will be limited if they would otherwise cause the Face Amount to fall below $100,000.

REDUCTION IN FACE AMOUNT DUE TO A PARTIAL WITHDRAWAL

If Death Benefit Option 1 is in effect when a partial withdrawal is made, the Face Amount of the Policy will be reduced by the amount of the withdrawal plus any applicable Surrender Charges.

If the death benefit is based upon the Policy Value times the minimum death benefit percentage set forth under "Death Benefit - Minimum Death Benefit," the Face Amount will be reduced only to the extent that the amount of the withdrawal plus the portion of the Surrender Charge assessed exceeds the difference between the death benefit and the Face Amount. When the Face Amount of a Policy is based on one or more increases subsequent to issuance of the Policy, a reduction resulting from a partial withdrawal will be applied in the same manner as a requested decrease in Face Amount, i.e., against the Face Amount provided by the most recent increase, then against the next most recent increases successively and finally against the initial Face Amount.

Partial withdrawals do not affect the Face Amount of a Policy if Death Benefit Option 2 is in effect.


LAPSE AND REINSTATEMENT

LAPSE

Unless the No-Lapse Guarantee is in effect, a Policy will go into default if at the beginning of any Policy Month the Policy's Net Cash Surrender Value would be zero or below after deducting the monthly deduction then due. Therefore, a Policy could lapse eventually if increases in Policy Value (prior to deduction of Policy charges) are not sufficient to cover Policy charges. A lapse could have adverse tax consequences as described under "Tax Treatment of the Policy - Tax Treatment of Policy Benefits - Surrender or Lapse." The Company will notify the policyowner of the default and will allow a 61 day grace period in which the policyowner may make a premium payment sufficient to bring the Policy out of default. The required payment will be equal to the amount necessary to bring the Net Cash Surrender Value to zero, if it was less than zero on the date of default, plus the monthly deductions due at the date of default and payable at the beginning of each of the two Policy Months thereafter, plus any applicable premium charge. If the required payment is not received by the end of the grace period, the Policy will terminate with no value.

NO-LAPSE GUARANTEE

In those states where it is permitted, as long as the No-Lapse Guarantee Cumulative Premium Test is satisfied during the No-Lapse Guarantee Period, as described below, the Company will guarantee that the Policy will not go into default, even if adverse investment experience or other factors should cause the Policy's Net Cash Surrender Value to fall to zero or below during such period.

The Monthly No-Lapse Guarantee Premium is one-twelfth of the No-Lapse Guarantee Premium.

The No-Lapse Guarantee Premium is set at issue and reflects any Additional Rating and Supplementary Benefits, if applicable. It is subject to change if (i) the face amount of the Policy is changed, (ii) there is a Death Benefit Option change, (iii) there is a decrease in the Face Amount of insurance due to a partial withdrawal, or (iv) there is any change in the supplementary benefits added to the Policy or in the risk classification of the life insured.


Depending upon applicable state law requirements, the No-Lapse Guarantee Period is fixed at the lesser of ten years or the life insured's age 95.


While the No-Lapse Guarantee is in effect, the Company will determine at the beginning of the Policy Month that your policy would otherwise be in default, whether the No-Lapse Guarantee Cumulative Premium Test, described below, has been met. If the test has not been satisfied, the Company will notify the policyowner of that fact and allow a 61-day grace period in which the policyowner may make a premium payment sufficient to keep the policy from going into default. This required payment, as described in the notification to the policyowner, will be equal to the lesser of:

(a) the outstanding premium requirement to satisfy the No-Lapse Guarantee Cumulative Premium Test at the date of default, plus the Monthly No-Lapse Guarantee Premium due for the next two Policy Months, or

(b) the amount necessary to bring the Net Cash Surrender Value to zero plus the monthly deductions due, plus the next two monthly deductions plus the applicable premium charge.

If the required payment is not received by the end of the grace period, the No-Lapse Guarantee and the Policy will terminate.

NO-LAPSE GUARANTEE CUMULATIVE PREMIUM TEST

The No-Lapse Guarantee Cumulative Premium Test is satisfied if, as of the beginning of the Policy Month that your policy would otherwise be in default, the sum of all premiums paid to date less any gross withdrawals taken on or before the date of the test and less any policy debt is equal to or exceeds the sum of the Monthly No-Lapse Guarantee Premiums due from the Policy Date to the date of the test.

DEATH DURING GRACE PERIOD

If the life insured should die during the grace period, the Policy Value used in the calculation of the death benefit will be the Policy Value as of the date of default and the insurance benefit will be reduced by any outstanding Monthly Deductions due at the time of death.

REINSTATEMENT

A policyowner can reinstate a Policy which has terminated after going into default at any time within 21 days following the date of termination without furnishing evidence of insurability, subject to the following conditions:

(a)  The life insured's risk classification is standard or preferred, and

(b)  The life insured's Attained Age is less than 46.

A policyowner can, by making a written request, reinstate a Policy which has terminated after going into default at any time within the five-year period following the date of termination subject to the following conditions:


(a) Evidence of the life insured's insurability, satisfactory to the Company is provided to the Company;


(b) A premium equal to the amount that was required to bring the Policy out of default immediately prior to termination, plus the amount needed to keep the Policy in force to the next scheduled date for payment of the Planned Premium must be paid to the Company.

If the reinstatement is approved, the date of reinstatement will be the later of the date the Company approves the policyowner's request or the date the required payment is received at the Company's Service Office. In addition, any surrender charges will be reinstated to the amount they were at the date of default. The Policy Value on the date of reinstatement, prior to the crediting of any Net Premium paid on the reinstatement, will be equal to the Policy Value on the date the Policy terminated.

THE GENERAL ACCOUNT

The general account of Manufacturers Life of America consists of all assets owned by the Company other than those in the Separate Account and other separate accounts of the Company. Subject to applicable law, Manufacturers Life of America has sole discretion over the investment of the assets of the general account.

By virtue of exclusionary provisions, interests in the general account of Manufacturers Life of America have not been registered under the Securities Act of 1933 and the general account has not been registered as an investment company under the Investment Company Act of 1940. Accordingly, neither the general account nor any interests therein are subject to the provisions of these acts, and as a result the staff of the S.E.C. has not reviewed the disclosures in this prospectus relating to the general account. Disclosures regarding the general account may, however, be subject to certain generally applicable provisions of the federal securities laws relating to the accuracy and completeness of statements made in a prospectus.

FIXED ACCOUNT

A policyowner may elect to allocate net premiums to the Fixed Account or to transfer all or a portion of the Policy Value to the Fixed Account from the Investment Accounts. Manufacturers Life of America will hold the reserves required for any portion of the Policy Value allocated to the Fixed Account in its general account. Transfers from the Fixed Account to the Investment Accounts are subject to restrictions.

POLICY VALUE IN THE FIXED ACCOUNT

The Policy Value in the Fixed Account is equal to:

         (a) the portion of the net premiums allocated to it; plus
         (b) any amounts transferred to it; plus
         (c) interest credited to it; less

         (d) any charges deducted from it; less
         (e) any partial withdrawals from it; less
         (f) any amounts transferred from it.

INTEREST ON THE FIXED ACCOUNT

An allocation of Policy Value to the Fixed Account does not entitle the policyowner to share in the investment experience of the general account. Instead, Manufacturers Life of America guarantees that the Policy Value in the Fixed Account will accrue interest daily at an effective annual rate of at least 4%, without regard to the actual investment experience of the general account. Consequently, if a policyowner pays the planned premiums, allocates all net premiums only to the general account and makes no transfers, partial withdrawals, or policy loans, the minimum amount and duration of the death benefit of the Policy will be determinable and guaranteed.


OTHER PROVISIONS OF THE POLICY

POLICYOWNER RIGHTS
Unless otherwise restricted by a separate agreement, the policyowner may, until the life insured's death:

-   Vary the premiums paid under the Policy.
-   Change the death benefit option.
-   Change the premium allocation for future premiums.
-   Transfer amounts between sub-accounts.
-   Take loans and/or partial withdrawals.
-   Surrender the contract.
-   Transfer ownership to a new owner.
- Name a contingent owner that will automatically become owner if the policyowner dies before the insured.
-   Change or revoke a contingent owner.
-   Change or revoke a beneficiary.

ASSIGNMENT OF RIGHTS

Manufacturers Life of America will not be bound by an assignment until it receives a copy of the assignment at its Service Office. Manufacturers Life of America assumes no responsibility for the validity or effects of any assignment.

BENEFICIARY

One or more beneficiaries of the Policy may be appointed by the policyowner by naming them in the application. Beneficiaries may be appointed in three classes
- primary, secondary, and final. Beneficiaries may also be revocable or irrevocable. Unless an irrevocable designation has been elected, the beneficiary may be changed by the policyowner during the life insured's lifetime by giving written notice to Manufacturers Life of America in a form satisfactory to the Company. The change will take effect as of the date such notice is signed. If the life insured dies and there is no surviving beneficiary, the policyowner, or the policyowner's estate if the policyowner is the life insured, will be the beneficiary. If a beneficiary dies before the seventh day after the death of the life insured, the Company will pay the insurance benefit as if the beneficiary had died before the life insured.

INCONTESTABILITY

Manufacturers Life of America will not contest the validity of a Policy after it has been in force during any life insured's lifetime for two years from the Issue Date. It will not contest the validity of an increase in Face Amount, after such increase or addition has been in force during the lifetime of the life insured for two years. If a Policy has been reinstated and been in force during the lifetime of the life insured for less than two years from the reinstatement date, the Company can contest any misrepresentation of a fact material to the reinstatement.

MISSTATEMENT OF AGE OR SEX

If the stated age or sex, or both, of the life insured in the Policy are incorrect, Manufacturers Life of America will change the Face Amount so that the death benefit will be that which the most recent monthly charge for the cost of insurance would have purchased for the correct age and sex.

SUICIDE EXCLUSION

If the life insured dies by suicide within two years after the Issue Date (or within the maximum period permitted by the state in which the Policy was delivered, if less than two years), the Policy will terminate and the Company will pay only the premiums paid less any partial Net Cash Surrender Value withdrawal and less any Policy Debt.

If the life insured dies by suicide within two years after the effective date of an increase in Face Amount, the Company will credit the amount of any Monthly Deductions taken for the increase and reduce the Face Amount to what it was prior to the increase. If the last death is by suicide, the Death Benefit for that increase will be limited to the Monthly Deductions taken for the increase.

The Company reserve the right to obtain evidence of the manner and cause of death of the life insured.

SUPPLEMENTARY BENEFITS

Subject to certain requirements, one or more supplementary benefits may be added to a Policy, including those providing a death benefit guarantee, term insurance for an additional insured, providing accidental death coverage, waiving monthly deductions upon disability, accelerating benefits in the event of a terminal illness, and, in the case of corporate-owned policies, permitting a change of the life insured. More detailed information concerning these supplementary benefits may be obtained from an authorized agent of the Company. The cost of any supplementary benefits will be deducted as part of the monthly deduction.

TAX TREATMENT OF THE POLICY

The following summary provides a general description of the federal income tax considerations associated with the Policy and does not purport to be complete or to cover all situations. This discussion is not intended as tax advice. Counsel or other competent tax advisers should be consulted for more complete information. This discussion is based upon the Company's understanding of the present federal income tax laws as they are currently interpreted by the Internal Revenue Service (the "Service"). No representation is made as to the likelihood of continuation of the present federal income tax laws nor of the current interpretations by the Service. MANUFACTURERS LIFE OF AMERICA DOES NOT MAKE ANY GUARANTEE REGARDING THE TAX STATUS OF ANY POLICY OR ANY TRANSACTION REGARDING THE POLICIES.

The Policies may be used in various arrangements, including non-qualified deferred compensation or salary continuation plans, split dollar insurance plans, executive bonus plans, retiree medical benefit plans and others. The tax consequences of such plans may vary depending on the particular facts and circumstances of each individual arrangement. Therefore, if the use of such Policies in any such arrangement, the value of which depends in part on the tax consequences, is contemplated, a qualified tax adviser should be consulted for advice on the tax attributes of the particular arrangement.

LIFE INSURANCE QUALIFICATION

There are several requirements that must be met for a Policy to be considered a Life Insurance Contract under the Internal Revenue Code, and thereby to enjoy the tax benefits of such a contract:

1/ / The Policy must satisfy the definition of life insurance under Section 7702 of the Internal Revenue Code of 1986 (the "Code").
2/ / The investments of the Separate Account must be "adequately diversified" in accordance with Section 817(h) of the Code and Treasury Regulations.
3/ / The Policy must be a valid life insurance contract under applicable state law.
4/ / The Policyowner must not possess "incidents of ownership" in the assets of the Separate Account.

These four items are discussed in detail below.

DEFINITION OF LIFE INSURANCE

Section 7702 of the Code sets forth a definition of a life insurance contract for federal tax purposes. For a Policy to be a life insurance contract, it must satisfy either the Cash Value Accumulation Test or the Guideline Premium Test. The Cash Value Accumulation Test requires a minimum death benefit for a given Policy Value. The Guideline Premium Test also requires a minimum death benefit, but in addition limits the total premiums that can be paid into a Policy for a given amount of death benefit.

With respect to a Policy which is issued on the basis of a standard rate class, the Company believes (largely in reliance on IRS Notice 88-128 and the proposed mortality charge regulations under Section 7702, issued on July 5, 1991) that such a Policy should meet the Section 7702 definition of a life insurance contract.

With respect to a Policy that is issued on a substandard basis (i.e., a rate class involving higher-than-standard mortality risk), there is less guidance, in particular as to how mortality and other expense requirements of Section 7702 are to be applied in determining whether such a Policy meets the Section 7702 definition of a life insurance contract. Thus it is not clear whether or not such a Policy would satisfy Section 7702, particularly if the policyowner pays the full amount of premiums permitted under the Policy.

The Secretary of the Treasury (the "Treasury") is authorized to prescribe regulations implementing Section 7702. However, while proposed regulations and other interim guidance have been issued, final regulations have not been adopted and guidance as to how Section 7702 is to be applied is limited. If a Policy were determined not to be a life insurance contract for purposes of Section 7702, such a Policy would not provide the tax advantages normally provided by a life insurance policy.

If it is subsequently determined that a Policy does not satisfy Section 7702, the Company may take whatever steps are appropriate and reasonable to attempt to cause such a Policy to comply with Section 7702. For these reasons, the Company reserves the right to restrict Policy transactions as necessary to attempt to qualify it as a life insurance contract under Section 7702.

DIVERSIFICATION

Section 817(h) of the Code requires that the investments of the Separate Account be "adequately diversified" in accordance with Treasury regulations in order for the Policy to qualify as a life insurance contract under Section 7702 of the Code (discussed above). The Separate Account, through the Trust, intends to comply with the diversification requirements prescribed in Treas. Reg. Sec. 1.817-5, which affect how the Trust's assets are to be invested. The Company believes that the Separate Account will thus meet the diversification requirement, and the Company will monitor continued compliance with the requirement.

STATE LAW

State regulations require that the policyowner have appropriate insurable interest in the life insured. Failure to establish an insurable interest may result in the Policy not qualifying as a life insurance contract for federal tax purposes.

INVESTOR CONTROL

In certain circumstances, owners of variable life insurance Policies may be considered the owners, for federal income tax purposes, of the assets of the separate account used to support their policies. In those circumstances, income and gains from the separate account assets would be includible in the variable policyowner's gross income. The IRS has stated in published rulings that a variable policyowner will be considered the owner of separate account assets if the policyowner possesses incidents of ownership in those assets, such as the ability to exercise investment control over the assets. The Treasury Department has also announced, in connection with the issuance of regulations concerning diversification, that those regulations "do not provide guidance concerning the circumstances in which investor control of the investments of a segregated asset account may cause the investor (i.e., the policyowner), rather than the insurance company, to be treated as the owner of the assets in the account." This announcement also stated that guidance would be issued by way of regulations or rulings on the "extent to which policyowners may direct their investments to particular sub-accounts without being treated as owners of the underlying assets". As of the date of this prospectus, no such guidance has been issued.

The ownership rights under the Policy are similar to, but different in certain respects from, those described by the IRS in rulings in which it was determined that policyowners were not owners of separate account assets. For example, the policyowner has additional flexibility in allocating premium payments and Policy Values. These differences could result in an owner being treated as the owner of a pro-rata portion of the assets of the Separate Account. In addition, the Company does not know what standards will be set forth, if any, in the regulations or rulings which the Treasury Department has stated it expects to issue. The Company therefore reserves the right to modify the Policy as necessary to attempt to prevent an owner from being considered the owner of a pro rata share of the assets of the Separate Account.

TAX TREATMENT OF POLICY BENEFITS

The following discussion assumes that the Policy will qualify as a life insurance contract for federal income tax purposes. The Company believes that the proceeds and cash value increases of a Policy should be treated in a manner consistent with a fixed-benefit life insurance policy for federal income tax purposes.

Depending on the circumstances, the exchange of a Policy, a change in the Policy's death benefit option, a Policy loan, partial withdrawal, surrender, change in ownership, the addition of an accelerated death benefit rider, or an assignment of the Policy may have federal income tax consequences. In addition, federal, state and local transfer, and other tax consequences of ownership or receipt of Policy proceeds depend on the circumstances of each policyowner or beneficiary.

DEATH BENEFIT

The death benefit under the Policy should be excludable from the gross income of the beneficiary under Section 101(a)(1) of the Code.

CASH VALUES

Generally, the policyowner will not be deemed to be in constructive receipt of the Policy Value until there is a distribution. This includes additions attributable to interest, dividends, appreciation or gains realized on transfers among sub-accounts.

INVESTMENT IN THE POLICY

Investment in the Policy means:

/ /a/ / the aggregate amount of any premiums or other consideration paid for a Policy; minus
/ /b/ / the aggregate amount, other than loan amounts, received under the Policy which has been excluded from the gross income of the policyowner (except that the amount of any loan from, or secured by, a Policy that is a MEC, to the extent such amount has been excluded from gross income, will be disregarded); plus
/ /c/ / the amount of any loan from, or secured by a Policy that is a MEC to the extent that such amount has been included in the gross income of the policyowner.

The repayment of a policy loan, or the payment of interest on a loan, does not affect the Investment in the Policy.

INTEREST ON POLICY LOANS AFTER YEAR 10

If the Company determines, in its sole discretion, that there is a substantial risk that a loan will be treated as a taxable distribution under Federal tax law as a result of the differential between the credit interest rate and the loan interest rate, the Company retains the right to increase the loan interest rate to an amount that would result in the transaction being treated as a loan under Federal tax law. If this amount is not prescribed by any IRS ruling or regulation or any court decision, the amount will be that which the Company considers to be most likely to result in the transaction being treated as a loan under Federal tax law.


The tax consequences associated with a loan interest credited differential of 0% are unclear. A tax adviser should be consulted before effecting a loan to evaluate the tax consequences that may arise in such a situation. If we determine, in our sole discretion, that there is a substantial risk that a loan will be treated as a taxable distribution under Federal tax law as a result of the differential between the credited interest rate and the loan interest rate, the Company retains the right to increase the loan interest rate to an amount that would result in the transaction being treated as a loan under Federal tax law. If this amount is not prescribed by any IRS ruling or regulation or any court decision, the amount of increase will be that which the Company considers to be most likely to result in the transaction being treated as a loan under Federal tax law.



SURRENDER OR LAPSE

Upon a complete surrender or lapse of a Policy or when benefits are paid at a Policy's maturity date, if the amount received plus the amount of Policy Debt exceeds the total investment in the Policy, the excess will generally be treated as ordinary income subject to tax.

If, at the time of lapse, a Policy has a loan, the loan is extinguished and the amount of the loan is a deemed payment to the policyholder. If the amount of this deemed payment exceeds the investment in the contract, the excess is taxable income and is subject to Internal Revenue Service reporting requirements.

DISTRIBUTIONS

The tax consequences of distributions from, and loans taken from or secured by, a Policy depend on whether the Policy is classified as a "Modified Endowment Contract" or "MEC".

DISTRIBUTIONS FROM NON-MEC'S

A distribution from a non-MEC is generally treated as a tax-free recovery by the policyowner of the Investment in the Policy to the extent of such Investment in the Policy, and as a distribution of taxable income only to the extent the distribution exceeds the Investment in the Policy. Loans from, or secured by, a non-MEC are not treated as distributions. Instead, such loans are treated as indebtedness of the policyowner.

Force Outs

An exception to this general rule occurs in the case of a decrease in the Policy's death benefit or any other change that reduces benefits under the Policy in the first 15 years after the Policy is issued and that results in a cash distribution to the policyowner in order for the Policy to continue to comply with the Section 7702 definitional limits. Such a cash distribution will be taxed in whole or in part as ordinary income (to the extent of any gain in the Policy) under rules prescribed in Section 7702. Changes include partial withdrawals and death benefit option changes.

DISTRIBUTIONS FROM MEC'S

Policies classified as MEC's will be subject to the following tax rules:

/ /a/ / First, all partial withdrawals from such a Policy are treated as ordinary income subject to tax up to the amount equal to the excess (if any) of the Policy Value immediately before the distribution over the Investment in the Policy at such time.

/ /b/ / Second, loans taken from or secured by such a Policy are treated as partial withdrawals from the Policy and taxed accordingly. Past-due loan interest that is added to the loan amount is treated as a loan.

/ /c/ / Third, a 10% additional income tax is imposed on the portion of any distribution (including distributions on surrender) from, or loan taken from or secured by, such a policy that is included in income except where the distribution or loan:

         / /i/ /   is made on or after the policyowner attains age 59 1/2;
         / /ii/ / is attributable to the policyowner becoming disabled; or / /iii/ / is part of a series of substantially equal periodic payments for the life (or life expectancy) of the policyowner or the joint lives (or joint life expectancies) of the policyowner and the policyowner's beneficiary.

These exceptions are not likely to apply in situations where the Policy is not owned by an individual.

Definition of Modified Endowment Contracts

Section 7702A establishes a class of life insurance contracts designated as "Modified Endowment Contracts," which applies to Policies entered into or materially changed after June 20, 1988.

In general, a Policy will be a Modified Endowment Contract if the accumulated premiums paid at any time during the first seven Policy Years exceed the "seven-pay premium limit". The seven-pay premium limit on any date is equal to the sum of the net level premiums that would have been paid on or before such date if the policy provided for paid-up future benefits after the payment of seven level annual premiums (the "seven-pay premium").

The rules relating to whether a Policy will be treated as a MEC are extremely complex and cannot be adequately described in the limited confines of this summary. Therefore, a current or prospective policyowner should consult with a competent adviser to determine whether a transaction will cause the Policy to be treated as a MEC.

Material Changes

A policy that is not a MEC may become a MEC if it is "materially changed". If there is a material change to the policy, the seven year testing period for MEC status is restarted. The material change rules for determining whether a Policy is a MEC are complex. In general, however, the determination of whether a Policy will be a MEC after a material change generally depends upon the relationship among the death benefit of the Policy at the time of such change, the Policy Value at the time of the change, and the additional premiums paid into the Policy during the seven years starting with the date on which the material change occurs.

Reductions in Face Amount

If there is a reduction in benefits during any Policy Year, the seven-pay premium limit is recalculated as if the policy had been originally issued at the reduced benefit level. Failure to comply would result in classification as a MEC regardless of any efforts by the Company to provide a payment schedule that will not violate the seven pay test.

Exchanges

A life insurance contract received in exchange for a MEC will also be treated as a MEC.

Processing of Premiums

If a premium is received which would cause the Policy to become a MEC within 23 days of the next Policy Anniversary, the Company will not apply the portion of the premium which would cause MEC status ("excess premium") to the Policy when received. The excess premium will be placed in a suspense account until the next anniversary date, at which point the excess premium, along with interest, earned on the excess premium at a rate of 3.5% from the date the premium was received, will be applied to the Policy. The policyowner will be advised of this action and will be offered the opportunity to have the premium credited as of the original date received or to have the premium returned. If the policyowner does not respond, the premium and interest will be applied to the Policy as of the first day of the next anniversary.

If a premium is received which would cause the Policy to become a MEC more than 23 days prior to the next Policy Anniversary, the Company will refund any excess premium to the policyowner. The portion of the premium which is not excess will be applied as of the date received. The policyowner will be advised of this action and will be offered the opportunity to return the premium and have it credited to the account as of the original date received.

Multiple Policies

All MEC's that are issued by a Company (or its affiliates) to the same policyowner during any calendar year are treated as one MEC for purposes of determining the amount includible in gross income under Section 72(e) of the Code.

POLICY LOAN INTEREST

Generally, personal interest paid on any loan under a Policy which is owned by an individual is not deductible. For policies purchased on or after January 1, 1996, interest on any loan under a Policy owned by a taxpayer and covering the life of any individual who is an officer or employee of or is financially interested in the business carried on by the taxpayer will not be tax deductible unless the employee is a key person within the meaning of Section 264 of the Code. A deduction will not be permitted for interest on a loan under a Policy held on the life of a key person to the extent the aggregate of such loans with respect to contracts covering the key person exceed $50,000. The number of employees who can qualify as key persons depends in part on the size of the employer but cannot exceed 20 individuals.

Furthermore, if a non-natural person owns a Policy, or is the direct or indirect beneficiary under a Policy, section 264(f) of the Code disallows a pro-rata portion of the taxpayer's interest expense allocable to unborrowed Policy cash values attributable to insurance held on the lives of individuals who are not 20% (or more) owners of the taxpayer-entity, officers, employees, or former employees of the taxpayer.

The portion of the interest expense that is allocable to unborrowed Policy cash values is an amount that bears the same ratio to that interest expense as the taxpayer's average unborrowed Policy cash values under such life insurance policies bear to the average adjusted bases for all assets of the taxpayer.

If the taxpayer is not the Policyowner, but is the direct or indirect beneficiary under the Policy, then the amount of unborrowed cash value of the Policy taken into account in computing the portion of the taxpayer's interest expense allocable to unborrowed Policy cash values cannot exceed the benefit to which the taxpayer is directly or indirectly entitled under the Policy.

POLICY EXCHANGES

A policyowner generally will not recognize gain upon the exchange of a Policy for another life insurance policy issued by the Company or another insurance company, except to the extent that the policyowner receives cash in the exchange or is relieved of Policy indebtedness as a result of the exchange. In no event will the gain recognized exceed the amount by which the Policy Value (including any unpaid loans) exceeds the policyowner's Investment in the Policy.

OTHER TRANSACTIONS

A transfer of the Policy, a change in the owner, a change in the beneficiary, and certain other changes to the Policy, as well as particular uses of the Policy (including use in a so called "split-dollar" arrangement) may have tax consequences depending upon the particular circumstances and should not be undertaken prior to consulting with a qualified tax adviser. For instance, if the owner transfers the Policy or designates a new owner in return for valuable consideration (or, in some cases, if the transferor is relieved of a liability as a result of the transfer), then the Death Benefit payable upon the death of the Insured may in certain circumstances be includible in taxable income to the extent that the Death Benefit exceeds the prior consideration paid for the transfer and any premiums or other amounts subsequently paid by the transferee. Further, in such a case, if the consideration received exceeds the transferor's Investment in the Policy, the difference will be taxed to the transferor as ordinary income.

Federal estate and state and local estate, inheritance and other tax consequences of ownership or receipt of Policy proceeds depend on the individual circumstances of each policyowner and beneficiary.

ALTERNATE MINIMUM TAX

Corporate owners may be subject to Alternate Minimum Tax on the annual increases in Cash Surrender Values and on the Death Benefit proceeds.

INCOME TAX REPORTING

In certain employer-sponsored life insurance arrangements, including equity split dollar arrangements, participants may be required to report for income tax purposes, one or more of the following:

/ /a/ /  the value each year of the life insurance protection provided;
/ /b/ / an amount equal to any employer-paid premiums; or / /c/ / some or all of the amount by which the current value exceeds the employer's interest in the Policy.

Participants should consult with their tax adviser to determine the tax consequences of these arrangements.


OTHER INFORMATION

PAYMENT OF PROCEEDS

As long as the Policy is in force, Manufacturers Life of America will ordinarily pay any policy loans, surrenders, partial withdrawals or insurance benefit within seven days after receipt at its Service Office of all the documents required for such a payment. The Company may delay for up to six months the payment from the Fixed Account of any policy loans, surrenders, partial withdrawals, or insurance benefit. In the case of any such payments from any Investment Account the Company may delay payment during any period during which (i) the New York Stock Exchange is closed for trading (except for normal weekend and holiday closings), (ii) trading on the New York Stock Exchange is restricted, (iii) an emergency exists as a result of which disposal of securities held in the Separate Account is not reasonably practicable or it is not reasonably practicable to determine the value of the Separate Account's net assets or (iv) the SEC, by order, so permits for the protection of security holders; provided that applicable rules and regulations of the SEC shall govern as to whether the conditions described in (2) and (3) exist.

REPORTS TO POLICYOWNERS

Within 30 days after each Policy Anniversary, Manufacturers Life of America will send the policyowner a statement showing, among other things:

-   the amount of death benefit;
- the Policy Value and its allocation among the Investment Accounts, the Fixed Account and the Loan Account;
- the value of the units in each Investment Account to which the Policy Value is allocated;
-   the Policy Debt and any loan interest charged since the last report;
- the premiums paid and other Policy transactions made during the period since the last report; and
-   any other information required by law.

Each policyowner will also be sent an annual and a semi-annual report for the Trust which will include a list of the securities held in each Portfolio as required by the 1940 Act.

DISTRIBUTION OF THE POLICIES


ManEquity, Inc., an indirect wholly-owned subsidiary of Manufacturers Life, will act as the principal underwriter of, and continuously offer, the Policies pursuant to a Distribution Agreement with Manufacturers Life of America. ManEquity, Inc. is registered as a broker-dealer under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers. ManEquity, Inc. is located at 200 Bloor Street East, Toronto, Ontario, Canada, M4W 1E5 and was organized under the laws of Colorado on May 4, 1970. The directors of ManEquity, Inc. are: John Richardson, Roy Bubbs, Bruce Gordon, Gary Buchanan and Douglas Myers. The officers of ManEquity, Inc. are: (i) Douglas Myers - President, (ii) Gary Buchanan - Vice President, Compliance, (iii) Thomas Reives - Treasurer, (iv) Brian Buckley - Secretary and General Counsel. The Policies will be sold by registered representatives of either ManEquity or other broker-dealers having distribution agreements with ManEquity who are also authorized by state insurance departments to do so. The Policies will be sold in all states of the United States except New York.


A registered representative will receive commissions not to exceed 105% of premiums in the first year, 2% of all premiums paid in the second year and after, and after the second anniversary 0.15% of the Net Policy Value per year. Representatives who meet certain productivity standards with regard to the sale of the Policies and certain other policies issued by Manufacturers Life of America or Manufacturers Life will be eligible for additional compensation.

RESPONSIBILITIES OF MANUFACTURERS LIFE
Manufacturers Life and Manufacturers USA have entered into an agreement with ManEquity, Inc. pursuant to which Manufacturers Life or Manufacturers USA, on behalf of ManEquity, Inc. will pay the sales commissions in respect of the Policies and certain other policies issued by Manufacturers Life of America, prepare and maintain all books and records required to be prepared and maintained by ManEquity, Inc. with respect to the Policies and such other policies, and send all confirmations required to be sent by ManEquity, Inc. with respect to the Policies and such other policies. ManEquity, Inc. will promptly reimburse Manufacturers Life or Manufacturers USA for all sales commissions paid by

Manufacturers Life or Manufacturers USA and will pay Manufacturers Life or Manufacturers USA for its other services under the agreement in such amounts and at such times as agreed to by the parties.

Manufacturers Life and Manufacturers USA have also entered into a Service Agreement with Manufacturers Life of America pursuant to which Manufacturers Life and Manufacturers USA will provide to Manufacturers Life of America all issue, administrative, general services and recordkeeping functions on behalf of Manufacturers Life of America with respect to all of its insurance policies including the Policies.


Finally, Manufacturers Life of America may, from time to time in its sole discretion, enter into one or more reinsurance agreements with other life insurance companies under which policies issued by it may be reinsured, such that its total amount at risk under a policy would be limited for the life of an insured.


VOTING RIGHTS

As stated previously, all of the assets held in the sub-accounts of the Separate Account will be invested in shares of a particular Portfolio of the Trust. Manufacturers Life of America is the legal owner of those shares and as such has the right to vote upon certain matters that are required by the 1940 Act to be approved or ratified by the shareholders of a mutual fund and to vote upon any other matters that may be voted upon at a shareholders' meeting. However, Manufacturers Life of America will vote shares held in the sub-accounts in accordance with instructions received from policyowners having an interest in such sub-accounts. Shares held in each sub-account for which no timely instructions from policyowners are received, including shares not attributable to the Policies, will be voted by Manufacturers Life of America in the same proportion as those shares in that sub-account for which instructions are received. Should the applicable federal securities laws or regulations change so as to permit Manufacturers Life of America to vote shares held in the Separate Account in its own right, it may elect to do so.

The number of shares in each sub-account for which instructions may be given by a policyowner is determined by dividing the portion of the Policy Value derived from participation in that sub-account, if any, by the value of one share of the corresponding Portfolio. The number will be determined as of a date chosen by Manufacturers Life of America, but not more than 90 days before the shareholders' meeting. Fractional votes are counted. Voting instructions will be solicited in writing at least 14 days prior to the meeting.

Manufacturers Life of America may, if required by state officials, disregard voting instructions if such instructions would require shares to be voted so as to cause a change in the sub-classification or investment policies of one or more of the Portfolios, or to approve or disapprove an investment management contract. In addition, the Company itself may disregard voting instructions that would require changes in the investment policies or investment adviser, provided that Manufacturers Life of America reasonably disapproves such changes in accordance with applicable federal regulations. If Manufacturers Life of America does disregard voting instructions, it will advise policyowners of that action and its reasons for such action in the next communication to policyowners.

SUBSTITUTION OF PORTFOLIO SHARES

It is possible that in the judgment of the management of Manufacturers Life of America, one or more of the Portfolios may become unsuitable for investment by the Separate Account because of a change in investment policy or a change in the applicable laws or regulation, because the shares are no longer available for investment, or for some other reason. In that event, Manufacturers Life of America may seek to substitute the shares of another Portfolio or of an entirely different mutual fund. Before this can be done, the approval of the S.E.C. and one or more state insurance departments may be required.

Manufacturers Life of America also reserves the right (i) to combine other separate accounts with the Separate Account, (ii) to create new separate accounts, (iii) to establish additional sub-accounts within the Separate Account to invest in additional portfolios of the Trust or another management investment company, (iv) to eliminate existing sub-accounts and to stop accepting new allocations and transfers into the corresponding portfolio, (v) to combine sub-accounts or to transfer assets in one sub-account to another sub-account or
(vi) to transfer assets from the Separate Account to another separate account and from another separate account to the Separate Account. The Company also reserves the right to operate the Separate Account as a management investment company or other form permitted by law, and to de-register the Separate Account under the 1940 Act. Any such change would be made only if permissible under applicable federal and state law.

RECORDS AND ACCOUNTS

The Service Office will perform administrative functions, such as decreases, increases, surrenders and partial withdrawals, and fund transfers on behalf of the Company.

All records and accounts relating to the Separate Account and the Portfolios will be maintained by the Company. All financial transactions will be handled by the Company. All reports required to be made and information required to be given will be provided by the Company.

STATE REGULATIONS

Manufacturers Life of America is subject to the regulation and supervision by the Michigan Department of Insurance, which periodically examines its financial condition and operations. It is also subject to the insurance laws and regulations of all jurisdictions in which it is authorized to do business. The Policies have been filed with insurance officials, and meet all standards set by law, in each jurisdiction where they are sold.

Manufacturers Life of America is required to submit annual statements of its operations, including financial statements, to the insurance departments of the various jurisdictions in which it does business for the purposes of determining solvency and compliance with local insurance laws and regulations.

LITIGATION

No litigation is pending that would have a material effect upon the Separate Account or the Trust.


INDEPENDENT AUDITORS



The financial statements of The Manufacturers Life Insurance Company of America and Separate Account Three of The Manufacturers Life Insurance Company of America at December 31, 1997 and for the year then ended appearing in this prospectus have been audited by Ernst & Young LLP, independent auditors to the extent indicated in their reports thereon also appearing elsewhere herein. Such financial statements have been included herein in reliance upon such reports given upon the authority of such firm as experts in auditing and accounting.



FURTHER INFORMATION

A registration statement under the Securities Act of 1933 has been filed with the S.E.C. relating to the offering described in this prospectus. This prospectus does not include all the information set forth in the registration statement. The omitted information may be obtained from the SEC's principal office in Washington D.C. upon payment of the prescribed fee. The Commission also maintains a Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission which is located at http://www.sec.gov.

For further information you may also contact Manufacturers Life of America's Home Office, the address and telephone number of which are on the first page of the prospectus.

OFFICERS AND DIRECTORS


                                  Position with
                                  Manufacturers Life
Name                              of America                    Principal Occupation

Sandra M. Cotter (36)             Director                      Attorney 1989 - present, Dykema Gosset
                                  (since December 1992)

James D. Gallagher (44)           Director, Secretary and       Vice President, Secretary and General
                                  General Counsel               Counsel - January  1997- present,
                                  (since May 1996)              ManUSA; Vice President, Legal Services
                                                                U.S. Operations - January 1996 - present,
                                                                The Manufacturers Life Insurance Company;
                                                                Vice President, Secretary and General
                                                                Counsel - 1994 - present, The Manufacturers
                                                                Life Insurance Company of North America;
                                                                Vice President and Associate General Counsel
                                                                - 1991 - 1994, The Prudential Insurance
                                                                Company of America

Bruce Gordon (55)                 Director                      Vice President, U.S. Operations - Pensions
                                  (since May 1996)              - 1990 - present, The Manufacturers Life
                                                                Insurance Company

Donald A. Guloien (42)            Director and President        Executive Vice President, business
                                  (since August 1990)           Development - 1999- present, The
                                                                Manufacturers Life Insurance Company; Senior
                                                                Vice President, Business Development - 1994
                                                                - 1998, The Manufacturers Life Insurance
                                                                Company; Vice President, U.S. Individual
                                                                Business - 1990 - 1994, The Manufacturers
                                                                Life Insurance Company


                                  Position with
                                  Manufacturers Life
Name                              of America                    Principal Occupation

Theodore Kilkuskie, Jr. (43)      Director                      Senior Vice President, Annuities - 1999 -
                                                                present, The Manufacturers Life Insurance
                                                                Company; Vice President, U.S. Individual
                                                                Insurance - January 1997 - present, ManUSA;
                                                                Vice President, U.S. Individual Insurance
                                                                June 1995 - present, The Manufacturers Life
                                                                Insurance Company; Executive Vice President,
                                                                Mutual Funds -January 1995 - May 1995, State
                                                                Street Research, Vice President, Mutual
                                                                Funds - 1987 - 1994, Metropolitan Life
                                                                Insurance Company

Joseph J. Pietroski (60)          Director (since July 1992)    Senior Vice President, General Counsel and
                                                                Corporate Secretary - 1988 - present, The
                                                                Manufacturers Life Insurance Company

John D. Richardson (61)           Chairman and Director         Senior Executive Vice President, U.S.
                                  (since January 1995)          Individual Insurance - 1999 - present, The
                                                                Manufacturers Life Insurance Company;
                                                                Executive Vice President and General
                                                                Manager, U.S. Operations - 1995 - 1998, The
                                                                Manufacturers Life Insurance Company; Senior
                                                                Vice President and General Manager, Canadian
                                                                Operations 1992 - 1994.

John R. Ostler (46)               Vice President  and           Financial Vice President - 1992 - present,
                                  Treasurer                     The Manufacturers Life Insurance Company.

Douglas H. Myers (44)             Vice President, Finance and   Assistant Vice President and Controller,
                                  Compliance Controller         U.S. Operations - 1988 - present, The
                                                                Manufacturers Life Insurance Company

Victor Apps (50)                  Senior Vice President, Asia   Senior Vice President and  General
                                                                Manager, Greater China Division - 1995 -
                                                                present, The Manufacturers Life Insurance
                                                                Company; Vice President and General Manager,
                                                                Greater China Division - 1993 - 1995, The
                                                                Manufacturers Life Insurance Company.

Robert A. Cook (44)               Vice President, Marketing     Senior Vice President, U.S. Individual
                                                                Insurance - 1999 - present; The
                                                                Manufacturers Life Insurance Company; Vice
                                                                President, Product Management - 1996 - 1998,
                                                                The Manufacturers Life


                                                                Insurance Company; Sales and Marketing
                                                                Director, U.S. Division - 1994 - 1995, The
                                                                Manufacturers Life Insurance Company.

Felix Chee (52)                   Vice President, Investments   Executive Vice President--1997 to present,
                                                                The Manufacturers Life Insurance Company;
                                                                Chief Investment Officer--1997 to present,
                                                                The Manufacturers Life Insurance Company;
                                                                Senior Vice President and
                                                                Treasurer--1993-1994, The Manufacturers Life
                                                                Insurance Company.

Hugh C. McHaffie (40)             Vice President                Vice President, U.S. Annuities and Product
                                                                Development--1996 to  present, The
                                                                Manufacturers Life Insurance Company; Vice
                                                                President U.S. Annuities and
                                                                Development--1994 to present, The
                                                                Manufacturers Life Insurance Company of
                                                                North America.

John G. Vrysen (43)               Vice President, Appointed     Vice President and Chief Financial Officer,
                                  Actuary                       U.S. Operations--1996 to present, The
                                                                Manufacturers Life Insurance Company; Vice
                                                                President and Chief Actuary--1996 to
                                                                present, The Manufacturers Life Insurance
                                                                Company of North America


IMPACT OF YEAR 2000


      The Company makes extensive use of information systems in the operations of its various businesses, including for the exchange of financial data and other information with customers, suppliers and other counterparties. The Company also uses software and information systems provided by third parties in its accounting, business and investment systems.

      The Year 2000 risk, as it is commonly known, is the result of computer programs being written using two digits, rather than four, to define the applicable year. Any of the Company's computer programs that have date-sensitive software may recognize a date using "00" as the year 1900 rather the Year 2000. This could result in systems failures or miscalculations causing disruptions of operations, including among other things, a temporary inability to process transactions, send premium billing notices, make claims payments or engage in other normal business activities.

      The systems used by the Company have been assessed as part of a comprehensive written plan conducted by The Manufacturers Life Insurance Company (collectively with its subsidiaries "Manulife Financial"), to ensure that computer systems and processes of Manulife Financial and its subsidiaries and affiliates,including the Company, will continue to perform through the end of this century and in the next.

      In 1996, in order to make Manulife Financial's systems Year 2000 compliant, a program was instituted to modify or replace both Manulife Financial's information technology systems ("IT systems") and embedded technology systems ("Non-IT systems"). The phases of this program include (i) an inventory and assessment of all systems to determine which are critical, (ii) planning and designing the required modifications and replacements, (iii) making these modifications and replacements, (iv) testing modified or replaced systems,
(v) redeploying modified or replaced systems and (vi) final management review and certification. For most IT and non-IT systems identified as critical, certification has been completed for the Company. Of those systems classified as critical, management believes that over 99% were Year 2000 compliant at the end of 1998. Management continues to focus attention on the remaining 1% of critical systems. Those that affect the Company are expected to be compliant by the end of the first quarter in 1999. Management believes that the Company's non-critical systems will be Year 2000 compliant by the end of the first quarter 1999.

      In addition to efforts directed at Manulife Financial's own systems, Manulife Financial is presently consulting vendors, customers, and other third parties with which it deals in an effort to ensure that no material aspect of Manulife Financial's operations will be hindered by Year 2000 problems of these third parties. This process includes providing third parties with questionnaires regarding the state of their Year 2000 readiness and, where possible or where appropriate, conducting further due diligence activities.

      Manulife Financial recognizes the importance of preparing for the change to the Year 2000 and, in January 1999, commenced preparation of contingency plans, in the event that Manulife Financial's Year 2000 program has not fully resolved its Year 2000 issues. The Year 2000 Project Management Office for Manulife Financial's U.S. Division is coordinating the preparation of the Year 2000 contingency plan on behalf of U.S. Division affiliates and subsidiaries. Contingency planning is targeted for completion by mid-1999.

      Management currently believes that, with modifications to existing software and conversions to new software, the Year 2000 risk will not pose significant operational problems for Manulife Financial's computer systems. As part of the Year 2000 program, critical systems were "time-shift" tested in the Year 2000 and beyond to confirm that they will continue to function properly before, during and after the change to the Year 2000. However, there can be no assurance that Manulife Financial's Year 2000 program, including consulting third parties and its contingency planning, will avoid any material adverse effect on Manulife Financial's operations, customer relations or financial condition. Manulife Financial estimates the total cost of its Year 2000 program will be approximately $59 million, of which $49.5 million has been incurred through December 31, 1998; however, there can be no assurance that the actual cost incurred will not be materially higher than such estimate. Most costs will be expensed as incurred; however, those costs attributed to the purchase of new software and hardware will generally be capitalized. The total cost of the Year 2000 program is not expected to have a material effect on Manulife Financial's net operating income.

ILLUSTRATIONS


The tables set forth in Appendix A illustrate the way in which a Policy's Death Benefit, Policy Value, and Cash Surrender Value could vary over an extended period of time.

                              Financial Statements

                           Separate Account Three of
                        The Manufacturers Life Insurance
                               Company of America

                      Nine months ended September 30, 1998
                      (with December 31, 1997 comparative)

                           SEPARATE ACCOUNT THREE OF
              THE MANUFACTURERS LIFE INSURANCE COMPANY OF AMERICA

                      STATEMENT OF ASSETS AND LIABILITIES
                         September 30, 1998 (Unaudited)

                                                               NET ASSET        UNITS      NAV PER
                                                                 VALUE       OUTSTANDING    UNIT
                                                              ------------   -----------   -------
Assets
Investment in Manufacturers Investment Trust at Market Value
  Emerging Growth Trust, 2,814,190 shares (cost
    $62,199,132)............................................  $ 56,114,940    1,553,858    $36.11
  Quantitative Equity Trust, 2,043,239 shares (cost
    $37,754,793)............................................    41,293,868    1,186,859     34.79
  Real Estate Securities Trust, 1,550,820 shares
    (cost $24,760,452)......................................    23,246,799      695,559     33.42
  Balanced Trust, 2,570,234 shares (cost $43,262,632).......    46,598,336    1,662,740     28.03
  Capital Growth Bond Trust, 1,724,682 shares
    (cost $19,444,642)......................................    20,747,930      912,034     22.75
  Money Market Trust, 3,116,708 shares (cost $31,167,082)...    31,167,082    1,722,076     18.10
  International Stock Trust, 1,493,272 shares (cost
    $17,700,432)............................................    16,799,305    1,409,063     11.92
  Pacific Rim Emerging Markets Trust, 700,648 shares (cost
    $4,752,835).............................................     3,846,556      657,493      5.85
  Equity Index Trust, 2,458,005 shares (cost $31,691,444)...    31,929,483    1,962,877     16.27
  International Small Cap Trust, 159,871 shares
    (cost $2,460,476).......................................     2,153,466      172,707     12.47
  Equity Trust, 1,193,059 shares (cost $24,394,038).........    19,446,865    1,566,997     12.41
  Value Equity Trust, 1,034,036 shares (cost $16,132,102)...    16,534,229    1,142,469     14.47
  Growth and Income Trust, 1,036,479 shares (cost
    $23,328,878)............................................    24,523,102    1,492,812     16.43
  U.S. Government Securities Trust, 210,148 shares (cost
    $2,787,678).............................................     2,897,946      243,229     11.91
  Conservative Asset Allocation Trust, 77,541 shares (cost
    $894,227)...............................................       871,559       70,686     12.33
  Moderate Asset Allocation Trust, 220,209 shares (cost
    $2,762,168).............................................     2,642,510      205,821     12.84
  Aggressive Asset Allocation Trust, 223,376 shares (cost
    $3,069,273).............................................     2,932,930      219,925     13.34
  Blue Chip Growth Trust, 471,751 shares (cost
    $7,293,675).............................................     7,151,747      432,883     16.52
  Science & Technology Trust, 229,364 shares (cost
    $3,119,136).............................................     3,043,666      222,128     13.70
  Pilgram Baxter Growth Trust, 84,500 shares (cost
    $1,084,579).............................................       833,166       72,670     11.47
  Small/Mid Cap Trust, 233,467 shares (cost $3,891,209).....     3,621,079      235,702     15.36
  Worldwide Growth Trust, 58,774 shares (cost $901,690).....       794,618       60,272     13.18
  Global Equity Trust, 192,979 shares (cost $3,495,426).....     3,367,490      240,222     14.02
  Growth Trust, 207,543 shares (cost $3,993,559)............     3,578,041      229,279     15.61
  Value Trust, 225,665 shares (cost $3,433,360).............     2,902,046      231,002     12.56
  International Growth & Income Trust, 107,220 shares (cost
    $1,158,257).............................................     1,006,797       90,035     11.18
  High Yield Trust, 151,273 shares (cost $2,102,914)........     1,993,780      147,706     13.50
  Strategic Bond Trust, 207,084 shares (cost $2,508,217)....     2,377,319      175,866     13.52
  Global Government Bond Trust, 26,034 shares (cost
    $354,758)...............................................       348,334       25,137     13.86
  Investment Quality Bond Trust, 84,927 shares
    (cost $1,026,697).......................................     1,054,793       71,633     14.72
  Lifestyle Aggressive 1000 Trust, 272,055 shares
    (cost $3,746,259).......................................     3,106,869      243,114     12.78
  Lifestyle Growth 820 Trust, 1,005,155 shares
    (cost $13,903,487)......................................    12,272,941      924,886     13.27
  Lifestyle Balanced 640 Trust, 355,895 shares (cost
    $4,759,763).............................................     4,370,394      324,779     13.46
  Lifestyle Moderate 460 Trust, 41,286 shares (cost
    $558,963)...............................................       535,062       38,137     14.03
  Lifestyle Conservative 280 Trust, 12,145 shares (cost
    $155,849)...............................................       156,798       10,903     14.38
  Small Company Value Trust, 10,166 shares (cost
    $121,161)...............................................       103,392       13,551      7.63
                                                              ------------
Total.......................................................  $396,365,238
                                                              ============

                      (This page intentionally left blank)

                           SEPARATE ACCOUNT THREE OF
              THE MANUFACTURERS LIFE INSURANCE COMPANY OF AMERICA

                            STATEMENT OF OPERATIONS
              For the Period Ending September 30, 1998 (Unaudited)

                                                                EMERGING        QUANTITATIVE      REAL ESTATE
                                                                 GROWTH            EQUITY         SECURITIES
                                                              SUB-ACCOUNT       SUB-ACCOUNT       SUB-ACCOUNT
                                                              ------------      ------------      -----------
Net investment income:
  Dividend income...........................................  $    995,471      $ 5,169,494       $ 3,092,425
Realized gain (loss) on investments:
  Realized gain (loss) from security transactions:
     Proceeds from sales....................................     4,702,159        3,320,056         2,016,347
     Cost of securities sold................................     3,586,446        2,031,434         1,673,299
                                                              ------------      -----------       -----------
  Net realized gain (loss)..................................     1,115,713        1,288,622           343,048
                                                              ------------      -----------       -----------
  Unrealized appreciation (depreciation) of investments:
     Beginning of year......................................     6,743,875        9,470,255         5,819,408
     End of period..........................................    (6,084,192)       3,539,076        (1,513,653)
                                                              ------------      -----------       -----------
  Net unrealized appreciation (depreciation) during the
     period.................................................   (12,828,067)      (5,931,179)       (7,333,061)
                                                              ------------      -----------       -----------
Net realized and unrealized gain (loss) on investments......   (11,712,354)      (4,642,557)       (6,990,013)
                                                              ------------      -----------       -----------
Net increase (decrease) in net assets derived from
  operations................................................  $(10,716,883)     $   526,937       $(3,897,588)
                                                              ============      ===========       ===========

See accompanying notes.

     BALANCED          CAPITAL           MONEY         INTERNATIONAL        PACIFIC RIM           EQUITY
      ASSETS         GROWTH BOND        MARKET             STOCK          EMERGING MARKETS         INDEX
    SUB-ACCOUNT      SUB-ACCOUNT      SUB-ACCOUNT       SUB-ACCOUNT         SUB-ACCOUNT         SUB-ACCOUNT
    -----------      -----------      -----------      -------------      ----------------      -----------
    $ 5,710,136      $1,051,960       $ 1,104,187       $       996         $         0         $  510,505
      2,085,633       2,262,300        39,835,582         3,753,821           3,106,274          2,056,820
      1,673,670       2,007,479        39,835,582         3,167,304           5,374,282          1,652,981
    -----------      ----------       -----------       -----------         -----------         ----------
        411,963         254,821                 0           586,517          (2,268,008)           403,839
    -----------      ----------       -----------       -----------         -----------         ----------
      6,626,044       1,199,605                 0           131,809          (2,120,318)           488,049
      3,335,704       1,303,288                 0          (901,127)           (906,279)           238,039
    -----------      ----------       -----------       -----------         -----------         ----------
     (3,290,340)        103,683                 0        (1,032,936)          1,214,039           (250,010)
    -----------      ----------       -----------       -----------         -----------         ----------
     (2,878,377)        358,504                 0          (446,419)         (1,053,969)           153,829
    -----------      ----------       -----------       -----------         -----------         ----------
    $ 2,831,759      $1,410,464       $ 1,104,187       $  (445,423)        $(1,053,969)        $  664,334
    ===========      ==========       ===========       ===========         ===========         ==========

                           SEPARATE ACCOUNT THREE OF
              THE MANUFACTURERS LIFE INSURANCE COMPANY OF AMERICA

                      STATEMENT OF OPERATIONS (CONTINUED)
              For the Period Ending September 30, 1998 (Unaudited)

                                                              INTERNATIONAL                          VALUE
                                                                SMALL CAP          EQUITY           EQUITY
                                                               SUB-ACCOUNT       SUB-ACCOUNT      SUB-ACCOUNT
                                                              -------------      -----------      -----------
Net investment income:
  Dividend income...........................................    $    5,687       $ 3,871,537      $   976,745
Realized gain (loss) on investments:
  Realized gain (loss) from security transactions:
     Proceeds from sales....................................     2,664,968         1,260,896          803,194
     Cost of securities sold................................     2,492,630         1,375,239          620,125
                                                                ----------       -----------      -----------
  Net realized gain (loss)..................................       172,338          (114,343)         183,069
                                                                ----------       -----------      -----------
  Unrealized appreciation (depreciation) of investments:
     Beginning of year......................................       (39,080)          737,427        1,914,865
     End of period..........................................      (307,010)       (4,947,173)         402,128
                                                                ----------       -----------      -----------
  Net unrealized depreciation during the period.............      (267,930)       (5,684,600)      (1,512,737)
                                                                ----------       -----------      -----------
Net realized and unrealized gain (loss) on investments......       (95,592)       (5,798,943)      (1,329,668)
                                                                ----------       -----------      -----------
Net increase (decrease) in net assets derived from
  operations................................................    $  (89,905)      $(1,927,406)     $  (352,923)
                                                                ==========       ===========      ===========

See accompanying notes.

      GROWTH         U.S. GOVERNMENT        CONSERVATIVE            MODERATE             AGGRESSIVE
    AND INCOME         SECURITIES         ASSET ALLOCATION      ASSET ALLOCATION      ASSET ALLOCATION       BLUE CHIP
    SUB-ACCOUNT        SUB-ACCOUNT          SUB-ACCOUNT           SUB-ACCOUNT           SUB-ACCOUNT         SUB-ACCOUNT
    -----------      ---------------      ----------------      ----------------      ----------------      -----------
    $ 1,500,080         $109,401              $ 72,830             $ 247,923             $ 312,103           $  98,459
      2,771,795          607,490                97,299               105,776               107,938             795,228
      1,984,821          586,991                92,941                98,020                92,058             689,610
    -----------         --------              --------             ---------             ---------           ---------
        786,974           20,499                 4,358                 7,756                15,880             105,618
    -----------         --------              --------             ---------             ---------           ---------
      2,511,120           67,077                17,540               101,169               164,721             239,380
      1,194,224          110,267               (22,668)             (119,659)             (136,343)           (141,928)
    -----------         --------              --------             ---------             ---------           ---------
     (1,316,896)          43,190               (40,208)             (220,828)             (301,064)           (381,308)
    -----------         --------              --------             ---------             ---------           ---------
       (529,922)          63,689               (35,850)             (213,072)             (285,184)           (275,690)
    -----------         --------              --------             ---------             ---------           ---------
    $   970,158         $173,090              $ 36,980             $  34,851             $  26,919           $(177,231)
    ===========         ========              ========             =========             =========           =========

                           SEPARATE ACCOUNT THREE OF
              THE MANUFACTURERS LIFE INSURANCE COMPANY OF AMERICA

                      STATEMENT OF OPERATIONS (CONTINUED)
              For the Period Ending September 30, 1998 (Unaudited)

                                                              SCIENCE AND      PILGRAM BAXTER        SMALL/
                                                              TECHNOLOGY           GROWTH            MIDCAP
                                                              SUB-ACCOUNT       SUB-ACCOUNT        SUB-ACCOUNT
                                                              -----------      --------------      -----------
Net investment income:
  Dividend income...........................................  $        0         $       0          $       0
Realized gain (loss) on investments:
  Realized gain (loss) from security transactions:
     Proceeds from sales....................................   6,431,454           252,753            239,514
     Cost of securities sold................................   6,713,913           251,680            208,984
                                                              ----------         ---------          ---------
  Net realized gain (loss)..................................    (282,459)            1,073             30,530
                                                              ----------         ---------          ---------
  Unrealized appreciation (depreciation) of investments:
     Beginning of year......................................     (62,464)          (18,510)            (4,182)
     End of period..........................................     (75,469)         (251,412)          (270,130)
                                                              ----------         ---------          ---------
Net unrealized depreciation during the period...............     (13,005)         (232,902)          (265,948)
                                                              ----------         ---------          ---------
Net realized and unrealized gain (loss) on investments......    (295,464)         (231,829)          (235,418)
                                                              ----------         ---------          ---------
Net increase (decrease) in net assets derived from
  operations................................................  $ (295,464)        $(231,829)         $(235,418)
                                                              ==========         =========          =========

See accompanying notes.

     WORLDWIDE         GLOBAL                                           INTERNATIONAL GROWTH
      GROWTH           EQUITY           GROWTH            VALUE              AND INCOME           HIGH YIELD
    SUB-ACCOUNT      SUB-ACCOUNT      SUB-ACCOUNT      SUB-ACCOUNT          SUB-ACCOUNT           SUB-ACCOUNT
    -----------      -----------      -----------      -----------      --------------------      -----------
     $       0       $   167,578      $   95,683        $       0            $   51,082           $    3,723
       764,660        10,843,214       1,437,907          448,628             4,925,987            1,717,993
       741,225        11,141,671       1,316,139          417,465             4,974,915            1,693,007
     ---------       -----------      ----------        ---------            ----------           ----------
        23,435          (298,457)        121,768           31,163               (48,928)              24,986
     ---------       -----------      ----------        ---------            ----------           ----------
        (4,391)           32,115          15,489          (20,774)              (39,257)             (13,453)
      (107,072)         (127,936)       (415,518)        (531,315)             (151,460)            (109,133)
     ---------       -----------      ----------        ---------            ----------           ----------
      (102,681)         (160,051)       (431,007)        (510,541)             (112,203)             (95,680)
     ---------       -----------      ----------        ---------            ----------           ----------
       (79,246)         (458,508)       (309,239)        (479,378)             (161,131)             (70,694)
     ---------       -----------      ----------        ---------            ----------           ----------
     $ (79,246)      $  (290,930)     $ (213,556)       $(479,378)           $ (110,049)          $  (66,971)
     =========       ===========      ==========        =========            ==========           ==========

                           SEPARATE ACCOUNT THREE OF
              THE MANUFACTURERS LIFE INSURANCE COMPANY OF AMERICA

                      STATEMENT OF OPERATIONS (CONTINUED)
              For the Period Ending September 30, 1998 (Unaudited)

                                                      STRATEGIC         GLOBAL          INVESTMENT        LIFESTYLE
                                                        BOND        GOVERNMENT BOND    QUALITY BOND    AGGRESSIVE 1000
                                                     SUB-ACCOUNT      SUB-ACCOUNT      SUB-ACCOUNT       SUB-ACCOUNT
                                                     -----------    ---------------    ------------    ---------------
Net investment income:
  Dividend income..................................   $  86,088        $ 27,334          $20,278          $ 159,374
Realized gain (loss) on investments:
  Realized gain (loss) from security transactions:
     Proceeds from sales...........................     123,682         105,137           81,325            685,650
     Cost of securities sold.......................     122,915         108,775           76,811            667,087
                                                      ---------        --------          -------          ---------
  Net realized gain (loss).........................         767          (3,638)           4,514             18,563
                                                      ---------        --------          -------          ---------
  Unrealized appreciation (depreciation) of
     investments:
     Beginning of year.............................      10,709           3,801            6,089            (11,048)
     End of period.................................    (130,898)         (6,424)          28,098           (639,389)
                                                      ---------        --------          -------          ---------
  Net unrealized depreciation during the period....    (141,607)        (10,225)          22,009           (628,341)
                                                      ---------        --------          -------          ---------
Net realized and unrealized gain (loss) on
  investments......................................    (140,840)        (13,863)          26,523           (609,778)
                                                      ---------        --------          -------          ---------
Net increase (decrease) in net assets derived from
  operations.......................................   $ (54,752)       $ 13,471          $46,801          $(450,404)
                                                      =========        ========          =======          =========

See accompanying notes.

     LIFESTYLE      LIFESTYLE       LIFESTYLE         LIFESTYLE        SMALL COMPANY
    GROWTH 820     BALANCED 640    MODERATE 460    CONSERVATIVE 280     VALUE TRUST
    SUB-ACCOUNT    SUB-ACCOUNT     SUB-ACCOUNT       SUB-ACCOUNT        SUB-ACCOUNT        TOTAL
    -----------    ------------    ------------    ----------------    -------------    ------------
    $   486,333     $ 141,906        $ 13,726           $  227           $      0       $ 26,083,271
        268,294       300,793          20,147              811                750        101,002,275
        273,413       289,879          19,800              801                886         98,054,278
    -----------     ---------        --------           ------           --------       ------------
         (5,119)       10,914             347               10               (136)         2,947,997
    -----------     ---------        --------           ------           --------       ------------
        (24,738)       43,780               4               29                  0         33,986,145
     (1,630,545)     (389,369)        (23,901)             948            (17,769)        (9,806,000)
    -----------     ---------        --------           ------           --------       ------------
     (1,605,807)     (433,149)        (23,905)             919            (17,769)       (43,792,145)
    -----------     ---------        --------           ------           --------       ------------
     (1,610,926)     (422,235)        (23,558)             929            (17,905)       (40,844,148)
    -----------     ---------        --------           ------           --------       ------------
    $(1,124,593)    $(280,329)       $ (9,832)          $1,156           $(17,905)      $(14,760,877)
    ===========     =========        ========           ======           ========       ============

                           SEPARATE ACCOUNT THREE OF
              THE MANUFACTURERS LIFE INSURANCE COMPANY OF AMERICA

                       STATEMENT OF CHANGES IN NET ASSETS
   For the Period Ending September 30, 1998 (Unaudited) and December 31, 1997

                                                             EMERGING GROWTH            QUANTITATIVE EQUITY
                                                               SUB-ACCOUNT                  SUB-ACCOUNT
                                                        --------------------------   --------------------------
                                                        PERIOD ENDED   YEAR ENDED    PERIOD ENDED   YEAR ENDED
                                                        SEPT. 30/98    DEC. 31/97    SEPT. 30/98    DEC. 31/97
                                                        ------------   -----------   ------------   -----------
FROM OPERATIONS
Net investment income (loss).........................   $    995,471   $         0   $ 5,169,494    $         0
Net realized gain (loss).............................      1,115,713     1,198,803     1,288,622        973,358
Unrealized appreciation (depreciation) of investments
  during the period..................................    (12,828,067)    8,384,375    (5,931,179)     7,935,295
                                                        ------------   -----------   -----------    -----------
Increase (decrease) in net assets derived from
  operations.........................................    (10,716,883)    9,583,178       526,937      8,908,653
                                                        ------------   -----------   -----------    -----------
FROM CAPITAL TRANSACTIONS
Additions (deductions) from:
  Transfer of net premiums...........................      9,896,276    16,038,468     5,425,591      7,834,132
  Transfer on death..................................              0             0             0              0
  Transfer of terminations...........................     (5,064,653)   (6,450,838)   (2,931,952)    (4,132,053)
  Transfer of policy loans...........................       (212,806)     (358,214)     (252,760)      (432,977)
  Net interfund transfers............................     (4,130,100)   (6,440,946)   (1,623,196)       (60,101)
                                                        ------------   -----------   -----------    -----------
                                                             488,717     2,788,470       617,683      3,209,001
                                                        ------------   -----------   -----------    -----------
Net increase in net assets...........................    (10,228,166)   12,371,648     1,144,620     12,117,654
NET ASSETS
Beginning of year....................................     66,343,106    53,971,458    40,149,248     28,031,594
                                                        ------------   -----------   -----------    -----------
End of period........................................   $ 56,114,940   $66,343,106   $41,293,868    $40,149,248
                                                        ============   ===========   ===========    ===========

+ Reflects the period from commencement of operations May 1, 1997 through December 31, 1997

* Reflects the period from commencement of operations May 1, 1998 through September 30, 1998

See accompanying notes.

      REAL ESTATE SECURITIES               BALANCED               CAPITAL GROWTH BOND               MONEY MARKET
            SUB-ACCOUNT                  SUB-ACCOUNT                  SUB-ACCOUNT                   SUB-ACCOUNT
    ---------------------------   --------------------------   --------------------------   ----------------------------
    PERIOD ENDED    YEAR ENDED    PERIOD ENDED   YEAR ENDED    PERIOD ENDED   YEAR ENDED    PERIOD ENDED     YEAR ENDED
    SEPT. 30/98     DEC. 31/97    SEPT. 30/98    DEC. 31/97    SEPT. 30/98    DEC. 31/97     SEPT. 30/98     DEC. 31/97
    ------------   ------------   ------------   -----------   ------------   -----------   -------------   ------------
    $ 3,092,425    $         0    $ 5,710,136    $         0   $ 1,051,960    $         0   $  1,104,187    $  1,159,280
        343,048        236,228        411,963        619,554       254,821          9,280              0        (914,698)
     (7,333,061)     3,664,346     (3,290,340)     5,668,002       103,683      1,422,776              0         914,725
    -----------    -----------    -----------    -----------   -----------    -----------   ------------    ------------
     (3,897,588)     3,900,574      2,831,759      6,287,556     1,410,464      1,432,056      1,104,187       1,159,307
    -----------    -----------    -----------    -----------   -----------    -----------   ------------    ------------
      4,881,127      5,723,061      5,446,691      8,963,510     2,689,228      4,146,312     14,984,877      33,859,872
              0              0              0        (44,313)            0              0              0               0
     (1,568,163)    (2,219,786)    (3,139,864)    (3,729,355)   (1,326,356)    (1,575,696)    (2,484,408)     (2,797,321)
       (123,142)      (369,877)      (154,533)      (417,435)      (50,718)      (105,540)      (386,324)       (282,014)
     (1,648,437)     1,279,970       (208,731)    (2,581,258)     (613,793)       (81,587)   (11,478,831)    (20,937,650)
    -----------    -----------    -----------    -----------   -----------    -----------   ------------    ------------
      1,541,385      4,413,368      1,943,563      2,191,149       698,361      2,383,489        635,314       9,842,887
    -----------    -----------    -----------    -----------   -----------    -----------   ------------    ------------
     (2,356,203)     8,313,942      4,775,322      8,478,705     2,108,825      3,815,545      1,739,501      11,002,194
     25,603,002     17,289,060     41,823,014     33,344,309    18,639,105     14,823,560     29,427,581      18,425,387
    -----------    -----------    -----------    -----------   -----------    -----------   ------------    ------------
    $23,246,799    $25,603,002    $46,598,336    $41,823,014   $20,747,930    $18,639,105   $ 31,167,082    $ 29,427,581
    ===========    ===========    ===========    ===========   ===========    ===========   ============    ============

                           SEPARATE ACCOUNT THREE OF
              THE MANUFACTURERS LIFE INSURANCE COMPANY OF AMERICA

                 STATEMENT OF CHANGES IN NET ASSETS (CONTINUED)
   For the Period Ending September 30, 1998 (Unaudited) and December 31, 1997

                                                                                                 PACIFIC RIM
                                                                INTERNATIONAL STOCK            EMERGING MARKETS
                                                                    SUB-ACCOUNT                  SUB-ACCOUNT
                                                             --------------------------   --------------------------
                                                             PERIOD ENDED   YEAR ENDED    PERIOD ENDED   YEAR ENDED
                                                             SEPT. 30/98    DEC. 31/97    SEPT. 30/98    DEC. 31/97
                                                             ------------   -----------   ------------   -----------
FROM OPERATIONS
Net investment income (loss)...............................  $       996    $   209,753   $         0    $    12,667
Net realized gain (loss)...................................      586,517        123,497    (2,268,008)       (15,619)
Unrealized appreciation (depreciation) of investments
  during the period........................................   (1,032,936)      (318,754)    1,214,039     (2,188,130)
                                                             -----------    -----------   -----------    -----------
Increase (decrease) in net assets derived from
  operations...............................................     (445,423)        14,496    (1,053,969)    (2,191,082)
                                                             -----------    -----------   -----------    -----------
FROM CAPITAL TRANSACTIONS
Additions (deductions) from:
  Transfer of net premiums.................................    3,448,360      5,795,630     1,167,229      2,059,145
  Transfer on death........................................            0              0             0              0
  Transfer of terminations.................................     (878,752)    (1,224,478)     (353,835)      (620,211)
  Transfer of policy loans.................................      (63,951)      (106,208)      (10,111)       (58,638)
  Net interfund transfers..................................     (622,614)     1,344,064      (260,682)      (630,778)
                                                             -----------    -----------   -----------    -----------
                                                               1,883,043      5,809,008       542,601        749,518
                                                             -----------    -----------   -----------    -----------
Net increase in net assets.................................    1,437,620      5,823,504      (511,368)    (1,441,564)
NET ASSETS
Beginning of Year..........................................   15,361,685      9,538,181     4,357,924      5,799,488
                                                             -----------    -----------   -----------    -----------
End of Period..............................................  $16,799,305    $15,361,685   $ 3,846,556    $ 4,357,924
                                                             ===========    ===========   ===========    ===========

+ Reflects the period from commencement of operations May 1, 1997 through December 31, 1997

* Reflects the period from commencement of operations May 1, 1998 through September 30, 1998

See accompanying notes.

           EQUITY INDEX           INTERNATIONAL SMALL CAP              EQUITY                    VALUE EQUITY
           SUB-ACCOUNT                  SUB-ACCOUNT                 SUB-ACCOUNT                  SUB-ACCOUNT
    --------------------------   -------------------------   --------------------------   --------------------------
    PERIOD ENDED   YEAR ENDED    PERIOD ENDED   YEAR ENDED   PERIOD ENDED   YEAR ENDED    PERIOD ENDED   YEAR ENDED
    SEPT. 30/98    DEC. 31/97    SEPT. 30/98    DEC. 31/97   SEPT. 30/98    DEC. 31/97    SEPT. 30/98    DEC. 31/97
    ------------   -----------   ------------   ----------   ------------   -----------   ------------   -----------
    $   510,505    $ 2,468,634    $    5,687    $      212   $ 3,871,537    $ 2,150,334   $   976,745    $ 1,127,557
        403,839        453,450       172,338         3,009      (114,343)         1,786       183,069        180,373
       (250,010)       534,946      (267,930)      (39,080)   (5,684,600)       241,741    (1,512,737)     1,549,982
    -----------    -----------    ----------    ----------   -----------    -----------   -----------    -----------
        664,334      3,457,030       (89,905)      (35,859)   (1,927,406)     2,393,861      (352,923)     2,857,912
    -----------    -----------    ----------    ----------   -----------    -----------   -----------    -----------
      9,330,215      7,852,789       712,125       609,617     4,247,116      7,868,634     2,517,002      4,090,507
              0              0             0             0             0              0             0              0
     (1,459,932)      (781,683)      (60,136)      (48,039)   (1,096,156)    (1,054,893)     (796,462)      (793,110)
       (462,690)      (721,710)       (5,565)       (2,873)      (40,711)       (45,576)      (40,037)       (69,774)
      4,187,001      3,377,661       194,703       879,398      (146,786)       778,412       384,144      3,108,426
    -----------    -----------    ----------    ----------   -----------    -----------   -----------    -----------
     11,594,594      9,727,057       841,127     1,438,103     2,963,463      7,546,577     2,064,647      6,336,049
    -----------    -----------    ----------    ----------   -----------    -----------   -----------    -----------
     12,258,928     13,184,087       751,222     1,402,244     1,036,057      9,940,438     1,711,724      9,193,961
     19,670,555      6,486,468     1,402,244             0    18,410,808      8,470,370    14,822,505      5,628,544
    -----------    -----------    ----------    ----------   -----------    -----------   -----------    -----------
    $31,929,483    $19,670,555    $2,153,466    $1,402,244   $19,446,865    $18,410,808   $16,534,229    $14,822,505
    ===========    ===========    ==========    ==========   ===========    ===========   ===========    ===========

                           SEPARATE ACCOUNT THREE OF
              THE MANUFACTURERS LIFE INSURANCE COMPANY OF AMERICA

                 STATEMENT OF CHANGES IN NET ASSETS (CONTINUED)
   For the Period Ending September 30, 1998 (Unaudited) and December 31, 1997

                                                                                            U.S. GOVERNMENT
                                                              GROWTH AND INCOME               SECURITIES
                                                                 SUB-ACCOUNT                  SUB-ACCOUNT
                                                          --------------------------   -------------------------
                                                          PERIOD ENDED   YEAR ENDED    PERIOD ENDED   YEAR ENDED
                                                          SEPT. 30/98    DEC. 31/97    SEPT. 30/98    DEC. 31/97
                                                          ------------   -----------   ------------   ----------
FROM OPERATIONS
Net investment income (loss)............................  $ 1,500,080    $   556,761    $  109,401    $  123,037
Net realized gain (loss)................................      786,974        586,565        20,499        (1,538)
Unrealized appreciation (depreciation) of investments
  during the period.....................................   (1,316,896)     2,105,562        43,190        28,149
                                                          -----------    -----------    ----------    ----------
Increase (decrease) in net assets derived from
  operations............................................      970,158      3,248,888       173,090       149,648
                                                          -----------    -----------    ----------    ----------
FROM CAPITAL TRANSACTIONS
Additions (deductions) from:
  Transfer of net premiums..............................    5,029,732      7,079,242       499,969       745,345
  Transfer on death.....................................            0              0             0             0
  Transfer of terminations..............................   (1,161,363)      (910,308)     (106,949)     (221,531)
  Transfer of policy loans..............................      (59,226)       (76,204)      (32,573)      (50,875)
  Net interfund transfers...............................      338,503      4,479,340       141,280       (76,765)
                                                          -----------    -----------    ----------    ----------
                                                            4,147,646     10,572,070       501,727       396,174
                                                          -----------    -----------    ----------    ----------
Net increase in net assets..............................    5,117,804     13,820,958       674,817       545,822
NET ASSETS
Beginning of Year.......................................   19,405,298      5,584,340     2,223,129     1,677,307
                                                          -----------    -----------    ----------    ----------
End of Period...........................................  $24,523,102    $19,405,298    $2,897,964    $2,223,129
                                                          ===========    ===========    ==========    ==========

+ Reflects the period from commencement of operations May 1, 1997 through December 31, 1997

* Reflects the period from commencement of operations May 1, 1998 through September 30, 1998

See accompanying notes.

           CONSERVATIVE                   MODERATE                   AGGRESSIVE                    BLUE CHIP
         ASSET ALLOCATION             ASSET ALLOCATION            ASSET ALLOCATION                   GROWTH
            SUB-ACCOUNT                  SUB-ACCOUNT                 SUB-ACCOUNT                  SUB-ACCOUNT
    ---------------------------   -------------------------   -------------------------   ----------------------------
    PERIOD ENDED    YEAR ENDED    PERIOD ENDED   YEAR ENDED   PERIOD ENDED   YEAR ENDED   PERIOD ENDED   PERIOD ENDED+
    SEPT. 30/98     DEC. 31/97    SEPT. 30/98    DEC. 31/97   SEPT. 30/98    DEC. 31/97   SEPT. 30/98     DEC. 31/97
    ------------   ------------   ------------   ----------   ------------   ----------   ------------   -------------
      $ 72,830       $ 42,335      $  247,923    $   83,798    $  312,103    $  140,784    $   98,459     $  104,304
         4,358          7,770           7,756         5,558        15,880        22,261       105,618         (6,796)
       (40,208)        10,974        (220,828)       77,202      (301,064)      121,408      (381,308)       239,382
      --------       --------      ----------    ----------    ----------    ----------    ----------     ----------
        36,980         61,079          34,851       166,558        26,919       284,453      (177,231)       336,890
      --------       --------      ----------    ----------    ----------    ----------    ----------     ----------
       137,319        334,314         685,805       692,412       678,438     1,008,793     2,476,776      1,748,929
             0              0               0             0             0             0             0              0
       (40,807)       (34,376)       (146,639)     (104,738)     (198,140)     (143,026)     (293,935)      (152,046)
             0              0          (1,641)         (346)      (12,739)       (2,986)      (19,054)        (5,593)
        44,137        (37,686)        195,440       588,790       214,245       263,513     1,386,809      1,850,202
      --------       --------      ----------    ----------    ----------    ----------    ----------     ----------
       140,649        262,252         732,965     1,176,118       681,804     1,126,294     3,550,596      3,441,492
      --------       --------      ----------    ----------    ----------    ----------    ----------     ----------
       177,629        323,331         767,816     1,342,676       708,723     1,410,747     3,373,365      3,778,382
       693,930        370,599       1,874,694       532,018     2,224,207       813,460     3,778,382              0
      --------       --------      ----------    ----------    ----------    ----------    ----------     ----------
      $871,559       $693,930      $2,642,510    $1,874,694    $2,932,930    $2,224,207    $7,151,747     $3,778,382
      ========       ========      ==========    ==========    ==========    ==========    ==========     ==========

                           SEPARATE ACCOUNT THREE OF
              THE MANUFACTURERS LIFE INSURANCE COMPANY OF AMERICA

                 STATEMENT OF CHANGES IN NET ASSETS (CONTINUED)
   For the Period Ending September 30, 1998 (Unaudited) and December 31, 1997

                                                                    SCIENCE AND                      PILGRAM
                                                                     TECHNOLOGY                   BAXTER GROWTH
                                                                    SUB-ACCOUNT                    SUB-ACCOUNT
                                                            ----------------------------   ----------------------------
                                                            PERIOD ENDED   PERIOD ENDED+   PERIOD ENDED   PERIOD ENDED+
                                                            SEPT. 30/98     DEC. 31/97     SEPT. 30/98     DEC. 31/97
                                                            ------------   -------------   ------------   -------------
FROM OPERATIONS
Net investment income (loss)..............................   $        0     $   16,815      $       0       $      0
Net realized gain (loss)..................................     (282,459)       (19,778)         1,073          1,700
Unrealized appreciation (depreciation) of investments
  during the period.......................................      (13,005)       (62,465)      (232,902)       (18,510)
                                                             ----------     ----------      ---------       --------
Increase (decrease) in net assets derived from
  operations..............................................     (295,464)       (65,428)      (231,829)       (16,810)
                                                             ----------     ----------      ---------       --------
FROM CAPITAL TRANSACTIONS
Additions (deductions) from:
  Transfer of net premiums................................      786,461        361,963        406,502        141,492
  Transfer on death.......................................            0              0              0              0
  Transfer of terminations................................      (51,200)       (21,603)       (38,253)        (7,886)
  Transfer of policy loans................................      (10,155)          (904)        (1,303)             0
  Net interfund transfers.................................    1,548,995        791,001        136,600        444,653
                                                             ----------     ----------      ---------       --------
                                                              2,274,101      1,130,457        503,546        578,259
                                                             ----------     ----------      ---------       --------
Net increase in net assets................................    1,978,637      1,065,029        271,717        561,449
NET ASSETS
Beginning of Year.........................................    1,065,029              0        561,449              0
                                                             ----------     ----------      ---------       --------
End of Period.............................................   $3,043,666     $1,065,029      $ 833,166       $561,449
                                                             ==========     ==========      =========       ========

+ Reflects the period from commencement of operations May 1, 1997 through December 31, 1997

* Reflects the period from commencement of operations May 1, 1998 through September 30, 1998

See accompanying notes.

                                            WORLDWIDE
           SMALL/ MID CAP                     GROWTH                     GLOBAL EQUITY                      GROWTH
            SUB-ACCOUNT                    SUB-ACCOUNT                    SUB-ACCOUNT                     SUB-ACCOUNT
    ----------------------------   ----------------------------   ----------------------------   -----------------------------
    PERIOD ENDED   PERIOD ENDED+   PERIOD ENDED   PERIOD ENDED+   PERIOD ENDED   PERIOD ENDED+   PERIOD ENDED    PERIOD ENDED+
    SEPT. 30/98     DEC. 31/97     SEPT. 30/98     DEC. 31/97     SEPT. 30/98     DEC. 31/97      SEPT. 30/98     DEC. 31/97
    ------------   -------------   ------------   -------------   ------------   -------------   -------------   -------------
    $         0     $         0     $       0       $  2,704       $  167,578     $        0      $   95,683      $        0
         30,530           8,946        23,435          1,782         (298,457)           373         121,768           1,107
       (265,948)         (4,182)     (102,681)        (4,391)        (160,051)        32,115        (431,007)         15,489
    -----------     -----------     ---------       --------       ----------     ----------      ----------      ----------
       (235,418)          4,764       (79,246)            95         (290,930)        32,488        (213,556)         16,596
    -----------     -----------     ---------       --------       ----------     ----------      ----------      ----------
      1,314,087         757,544       338,511        143,932        1,402,718        697,468       1,579,798         470,000
              0               0             0              0                0              0               0               0
       (115,684)        (32,683)      (27,876)        (4,603)         (78,268)       (22,616)        (80,483)        (29,691)
         (9,939)           (269)         (764)        (1,290)          (1,015)          (283)        (39,978)         (2,329)
      1,196,156         742,521       248,582        177,277          866,401        761,527       1,082,975         794,709
    -----------     -----------     ---------       --------       ----------     ----------      ----------      ----------
      2,384,620       1,467,113       558,453        315,316        2,189,836      1,436,096       2,542,312       1,232,689
    -----------     -----------     ---------       --------       ----------     ----------      ----------      ----------
      2,149,202       1,471,877       479,207        315,411        1,898,906      1,468,584       2,328,756       1,249,285
      1,471,877               0       315,411              0        1,468,584              0       1,249,285               0
    -----------     -----------     ---------       --------       ----------     ----------      ----------      ----------
    $ 3,621,079     $ 1,471,877     $ 794,618       $315,411       $3,367,490     $1,468,584      $3,578,041      $1,249,285
    ===========     ===========     =========       ========       ==========     ==========      ==========      ==========

                           SEPARATE ACCOUNT THREE OF
              THE MANUFACTURERS LIFE INSURANCE COMPANY OF AMERICA

                 STATEMENT OF CHANGES IN NET ASSETS (CONTINUED)
   For the Period Ending September 30, 1998 (Unaudited) and December 31, 1997

                                                                                          INTERNATIONAL GROWTH
                                                             VALUE                             AND INCOME
                                                          SUB-ACCOUNT                          SUB-ACCOUNT
                                                -------------------------------      -------------------------------
                                                PERIOD ENDED      PERIOD ENDED+      PERIOD ENDED      PERIOD ENDED+
                                                SEPT. 30/98        DEC. 31/97        SEPT. 30/98        DEC. 31/97
                                                ------------      -------------      ------------      -------------
FROM OPERATIONS
Net investment income (loss)..................  $         0        $   33,133         $   51,082         $      0
Net realized gain (loss)......................       31,153             2,781            (48,928)             187
Unrealized appreciation (depreciation) of
  investments during the period...............     (510,541)          (20,774)          (112,203)         (39,257)
                                                -----------        ----------         ----------         --------
Increase (decrease) in net assets derived from
  operations..................................     (479,378)           15,140           (110,049)         (39,070)
                                                -----------        ----------         ----------         --------
FROM CAPITAL TRANSACTIONS
Additions (deductions) from:
  Transfer of net premiums....................    1,231,207           346,369            352,485          744,217
  Transfer on death...........................            0                 0                  0                0
  Transfer of terminations....................      (72,292)          (21,998)           (29,298)          (9,912)
  Transfer of policy loans....................       (3,052)           (1,030)            (2,253)               0
  Net interfund transfers.....................    1,144,585           742,495             10,584           90,093
                                                -----------        ----------         ----------         --------
                                                  2,300,448         1,065,836            331,518          824,398
                                                -----------        ----------         ----------         --------
Net increase in net assets....................    1,821,070         1,080,976            221,469          785,328
NET ASSETS
Beginning of year.............................    1,080,976                 0            785,328                0
                                                -----------        ----------         ----------         --------
End of period.................................  $ 2,902,046        $1,080,976         $1,006,797         $785,328
                                                ===========        ==========         ==========         ========

+ Reflects the period from commencement of operations May 1, 1997 through December 31, 1997

* Reflects the period from commencement of operations May 1, 1998 through September 30, 1998

See accompanying notes.

                                                                                     GLOBAL GOVERNMENT
              HIGH YIELD                         STRATEGIC BOND                             BOND
              SUB-ACCOUNT                          SUB-ACCOUNT                          SUB-ACCOUNT
    -------------------------------      -------------------------------      --------------------------------
    PERIOD ENDED      PERIOD ENDED+      PERIOD ENDED      PERIOD ENDED+      PERIOD ENDED       PERIOD ENDED+
    SEPT. 30/98        DEC. 31/97        SEPT. 30/98        DEC. 31/97         SEPT. 30/98        DEC. 31/97
    ------------      -------------      ------------      -------------      -------------      -------------
     $    3,723        $   39,931         $   86,088         $      0           $ 27,334           $      0
         24,986             7,882                767              703             (3,638)                75
        (95,680)          (13,453)          (141,607)          10,709            (10,225)             3,801
     ----------        ----------         ----------         --------           --------           --------
        (66,971)           34,360            (54,752)          11,412             13,471              3,876
     ----------        ----------         ----------         --------           --------           --------
        670,174           276,881            774,249          273,501            119,223             58,746
              0                 0                  0                0                  0                  0
        (70,745)          (31,310)           (68,667)         (11,295)           (11,543)            (2,335)
         (1,894)           (6,696)            (3,504)            (504)              (680)                 0
        392,224           797,757          1,076,003          380,876              6,103            161,473
     ----------        ----------         ----------         --------           --------           --------
        989,759         1,036,632          1,778,081          642,578            113,103            217,884
     ----------        ----------         ----------         --------           --------           --------
        922,788         1,070,992          1,723,329          653,990            126,574            221,760
      1,070,992                 0            653,990                0            221,760                  0
     ----------        ----------         ----------         --------           --------           --------
     $1,993,780        $1,070,992         $2,377,319         $653,990           $348,334           $221,760
     ==========        ==========         ==========         ========           ========           ========

                           SEPARATE ACCOUNT THREE OF
              THE MANUFACTURERS LIFE INSURANCE COMPANY OF AMERICA

                 STATEMENT OF CHANGES IN NET ASSETS (CONTINUED)
   For the Period Ending September 30, 1998 (Unaudited) and December 31, 1997

                                                                   INVESTMENT                LIFESTYLE AGGRESSIVE
                                                                  QUALITY BOND                       1000
                                                                  SUB-ACCOUNT                    SUB-ACCOUNT
                                                          ----------------------------   ----------------------------
                                                          PERIOD ENDED   PERIOD ENDED+   PERIOD ENDED   PERIOD ENDED+
                                                          SEPT. 30/98     DEC. 31/97     SEPT. 30/98     DEC. 31/97
                                                          ------------   -------------   ------------   -------------
FROM OPERATIONS
Net investment income (loss)............................   $   20,278      $      0       $  159,374     $    4,916
Net realized gain (loss)................................        4,514           136           18,563            841
Unrealized appreciation (depreciation) of investments
  during the period.....................................       22,009         6,089         (628,341)       (11,049)
                                                           ----------      --------       ----------     ----------
Increase (decrease) in net assets derived from
  operations............................................       46,801         6,225         (450,404)        (5,292)
                                                           ----------      --------       ----------     ----------
FROM CAPITAL TRANSACTIONS
Additions (deductions) from:
  Transfer of net premiums..............................      334,764        75,411        1,037,516        421,769
  Transfer on death.....................................            0             0                0              0
  Transfer of terminations..............................      (24,637)       (3,321)        (186,375)       (47,502)
  Transfer of policy loans..............................       (6,474)            0           (8,662)        (3,766)
  Net interfund transfers...............................      443,332       182,692          285,822      2,063,763
                                                           ----------      --------       ----------     ----------
                                                              746,985       254,782        1,128,301      2,434,264
                                                           ----------      --------       ----------     ----------
Net increase in net assets..............................      793,786       261,007          677,897      2,428,972
NET ASSETS
Beginning of year.......................................      261,007             0        2,428,972              0
                                                           ----------      --------       ----------     ----------
End of period...........................................   $1,054,793      $261,007       $3,106,869     $2,428,972
                                                           ==========      ========       ==========     ==========

+ Reflects the period from commencement of operations May 1, 1997 through December 31, 1997

* Reflects the period from commencement of operations May 1, 1998 through September 30, 1998

See accompanying notes.

          LIFESTYLE GROWTH              LIFESTYLE BALANCED             LIFESTYLE MODERATE           LIFESTYLE CONSERVATIVE
                820                            640                            460                            280
            SUB-ACCOUNT                    SUB-ACCOUNT                    SUB-ACCOUNT                    SUB-ACCOUNT
    ----------------------------   ----------------------------   ----------------------------   ----------------------------
    PERIOD ENDED   PERIOD ENDED+   PERIOD ENDED   PERIOD ENDED+   PERIOD ENDED   PERIOD ENDED+   PERIOD ENDED   PERIOD ENDED+
    SEPT. 30/98     DEC. 31/97     SEPT. 30/98     DEC. 31/97     SEPT. 30/98     DEC. 31/97     SEPT. 30/98     DEC. 31/97
    ------------   -------------   ------------   -------------   ------------   -------------   ------------   -------------
    $   486,333     $   36,584      $  141,906     $   16,038       $ 13,726       $    842        $    227        $    9
         (5,119)         3,060          10,914          4,837            347             (6)             10             1
     (1,605,807)       (24,740)       (433,149)        43,781        (23,905)             3             919            29
    -----------     ----------      ----------     ----------       --------       --------        --------        ------
     (1,124,593)        14,904        (280,329)        64,656         (9,832)           839           1,156            39
    -----------     ----------      ----------     ----------       --------       --------        --------        ------
      5,019,370      2,011,046       1,562,302        568,684        260,605         92,570          29,838           150
              0              0               0              0              0              0               0             0
       (549,930)       (85,509)       (293,106)      (122,871)       (18,080)        (2,513)         (1,441)         (224)
       (112,015)          (826)         (8,918)             0              0              0               0             0
      3,781,111      3,319,383       1,266,948      1,613,028        199,989         11,484         125,904         1,376
    -----------     ----------      ----------     ----------       --------       --------        --------        ------
      8,138,536      5,244,094       2,527,226      2,058,841        442,514        101,541         154,301         1,302
    -----------     ----------      ----------     ----------       --------       --------        --------        ------
      7,013,943      5,258,998       2,246,897      2,123,497        432,682        102,380         155,457         1,341
      5,258,998              0       2,123,497              0        102,380              0           1,341             0
    -----------     ----------      ----------     ----------       --------       --------        --------        ------
    $12,272,941     $5,258,998      $4,370,394     $2,123,497       $535,062       $102,380        $156,798        $1,341
    ===========     ==========      ==========     ==========       ========       ========        ========        ======

                           SEPARATE ACCOUNT THREE OF
              THE MANUFACTURERS LIFE INSURANCE COMPANY OF AMERICA

                 STATEMENT OF CHANGES IN NET ASSETS (CONTINUED)
   For the Period Ending September 30, 1998 (Unaudited) and December 31, 1997

                                                                  SMALL
                                                                 COMPANY
                                                               VALUE TRUST
                                                               SUB-ACCOUNT                TOTAL
                                                              -------------    ----------------------------
                                                              PERIOD ENDED*    PERIOD ENDED     YEAR ENDED
                                                               SEPT. 30/98     SEPT. 30/98      DEC. 31/97
                                                              -------------    ------------    ------------
FROM OPERATIONS
Net investment income (loss)................................    $      0       $ 26,083,271    $  8,330,428
Net realized gain (loss)....................................        (136)         2,947,997       3,497,468
Unrealized appreciation (depreciation) of investments during
  the period................................................     (17,769)       (43,792,145)     30,266,096
                                                                --------       ------------    ------------
Increase (decrease) in net assets derived from operations...     (17,905)       (14,760,877)     42,093,992
                                                                --------       ------------    ------------
FROM CAPITAL TRANSACTIONS
Additions (deductions) from:
  Transfer of net premiums..................................      15,004         91,488,690     123,892,455
  Transfer on death.........................................           0                  0         (44,313)
  Transfer of terminations..................................      (2,818)       (24,829,198)    (27,451,360)
  Transfer of policy loans..................................           0         (2,139,187)     (3,124,737)
  Net interfund transfers...................................     109,111            274,517         179,113
                                                                --------       ------------    ------------
                                                                 121,297         64,794,822      93,451,158
                                                                --------       ------------    ------------
Net increase in net assets..................................     103,392         50,033,945     135,545,150
NET ASSETS
Beginning of year...........................................           0        346,331,293     210,786,143
                                                                --------       ------------    ------------
End of period...............................................    $103,392       $396,365,238    $346,331,293
                                                                ========       ============    ============

+ Reflects the period from commencement of operations May 1, 1997 through December 31, 1997

* Reflects the period from commencement of operations May 1, 1998 through September 30, 1998

See accompanying notes.

                           SEPARATE ACCOUNT THREE OF
              THE MANUFACTURERS LIFE INSURANCE COMPANY OF AMERICA

                         NOTES TO FINANCIAL STATEMENTS
                         September 30, 1998 (Unaudited)

1.  ORGANIZATION

The accompanying unaudited financial statements of Separate Account Three of The Manufacturers Life Insurance Company of America have been prepared in accordance with generally accepted accounting principles ("GAAP"), except that they do not contain complete notes. However, in the opinion of management, these statements include all normal recurring adjustments necessary for a fair presentation of the results. These financial statements should be read in conjunction with the audited financial statements and the related notes for the year ended December 31, 1997. Operating results for the nine months ended September 30, 1998 are not necessarily indicative of the results that may be expected for the full year ending December 31, 1998.

Separate Account Three of The Manufacturers Life Insurance Company of America (the "Separate Account") is a unit investment trust registered under the Investment Company Act of 1940, as amended. The Separate Account is comprised of investment sub-accounts available for allocation of net premiums under single premium variable life and variable universal life insurance policies (the "Policies") issued by The Manufacturers Life Insurance Company of America ("Manufacturers Life of America"). The Separate Account was established by Manufacturers Life of America, a life insurance company organized in 1983 under Michigan law. Manufacturers Life of America is an indirect, wholly-owned subsidiary of The Manufacturers Life Insurance Company ("Manulife Financial"), a Canadian mutual life insurance company. On January 1, 1996, Manulife Financial merged with North American Life Assurance Company and, as a result, acquired control of the NASL Series Trust which, effective October 31, 1997, was renamed Manufacturers Investment Trust. Each investment sub-account invests solely in shares of a particular Manufacturers Investment Trust, registered under the Investment Company Act of 1940 as an open-end management investment company.

The Small Company Value Trust was added to the Separate Account on May 1, 1998 as an investment option for variable universal life policy holders of Manufacturers Life of America.

The International Small Cap and Blue Chip Growth Trusts were added to the Separate Account on January 1, 1997 as investment options for variable universal life policy holders of Manufacturers Life of America. The Science & Technology, Pilgram Baxter Growth, Small/Mid Cap, Worldwide Growth, Global Equity, Growth, Value, International Growth and Income, High Yield, Strategic Bond, Global Government Bond, Investment Quality Bond, Lifestyle Aggressive 1000, Lifestyle Growth 820, Lifestyle Balanced 640, Lifestyle Moderate 460, and Lifestyle Conservative 280 Trusts were added to the Separate Account on May 1, 1997 as investment options for variable universal life policy holders of Manufacturers Life of America.

The Equity Index Fund, Equity, Value Equity, Growth and Income, U.S. Government Securities, Conservative Asset Allocation, Moderate Asset Allocation, and Aggressive Asset Allocation Trusts were added to the Separate Account on February 14, 1996 as investment options for variable universal life policy holders of Manufacturers Life of America.

Manufacturers Life of America is the legal owner of the Separate Account. Manufacturers Life of America is required to maintain assets in the Separate Account with a total market value at least equal to the reserves and other liabilities relating to the variable benefits under all policies participating in the Separate Account. These assets may not be charged with liabilities which arise from any other business Manufacturers Life of America conducts. However, all obligations under the variable policies are general corporate obligations of Manufacturers Life of America.

Additional assets are held in The Manufacturers Life of America's general account to cover the contingency that the guaranteed minimum death benefit might exceed the death benefit which would have been payable in the absence of such guarantee.

                           SEPARATE ACCOUNT THREE OF
              THE MANUFACTURERS LIFE INSURANCE COMPANY OF AMERICA

                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

2.  SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of significant accounting policies followed by the Separate Account in preparation of its financial statements:

a. Valuation of Investments -- Investments are made among the thirty-six investment portfolios of Manufacturers Investment Trust and are valued at the reported net asset values of these Trusts. Transactions are recorded on the trade date. Net investment income and net realized gains on investments in Manufacturers Investment Trust are reinvested.

b. Realized gains and losses on the sale of investments are computed on the first-in, first-out basis.

c.   Dividend income is recorded on the ex-dividend date.

d. Federal Income Taxes -- Manufacturers Life of America, the Separate Account's sponsor, is taxed as a "life insurance company" under the Internal Revenue Code. Under these provisions of the Code, the operations of the Separate Account form part of the sponsor's total operations and are not taxed separately.

     The current year's operations of the Separate Account are not expected to affect the sponsor's tax liabilities and, accordingly, no charges were made against the Separate Account for federal, state and local taxes. However, in the future, should the sponsor incur significant tax liabilities related to Separate Account operations, it intends to make a charge or establish a provision within the Separate Account for such taxes.

USE OF ESTIMATES IN THE PREPARATION OF FINANCIAL STATEMENTS

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3.  PREMIUM DEDUCTIONS

Manufacturers Life of America deducts certain charges for state, local, and federal taxes from the gross premium before placing the remaining net premiums in the sub-accounts.

4.  PURCHASES AND SALES OF MANUFACTURERS INVESTMENT TRUST SHARES

Purchases and sales of the shares of common stock of Manufacturers Investment Trust for the period ended September 30, 1998 were $191,880,374 and $101,002,275 respectively, and for the year ended December 31, 1997 were $152,223,137 and $49,351,462 respectively.

5.  RELATED PARTY TRANSACTIONS

ManEquity, Inc., a registered broker-dealer and indirect wholly-owned subsidiary of Manulife Financial, acts as the principal underwriter of the Policies pursuant to a Distribution Agreement with Manufacturers Life of America. Registered representatives of either ManEquity, Inc. or other broker-dealers having distribution agreements with ManEquity, Inc. who are also authorized as variable life insurance agents under applicable state insurance laws, sell the Policies. Registered representatives are compensated on a commission basis.

Manufacturers Life of America has a formal service agreement with its affiliate, Manulife Financial and The Manufacturers Life Insurance Company (U.S.A.), which can be terminated by either party upon two months' notice. Under this Agreement, Manufacturers Life of America pays for legal, actuarial, investment and certain other administrative services.

                              Financial Statements

                           Separate Account Three of
                        The Manufacturers Life Insurance
                               Company of America

                      Three years ended December 31, 1997
                      with Report of Independent Auditors

                           SEPARATE ACCOUNT THREE OF
              THE MANUFACTURERS LIFE INSURANCE COMPANY OF AMERICA

                              FINANCIAL STATEMENTS

                      Three years ended December 31, 1997

                                    CONTENTS

Report of Independent Auditors..............................     F-3

Audited Financial Statements

Statement of Assets and Liabilities.........................     F-4
Statements of Operations....................................     F-6
Statements of Changes in Net Assets.........................    F-16
Notes to Financial Statements...............................    F-25
Report of Independent Auditors..............................    F-33


                         REPORT OF INDEPENDENT AUDITORS

To the Board of Directors
  THE MANUFACTURERS LIFE INSURANCE COMPANY OF AMERICA

We have audited the accompanying statement of assets and liabilities of Separate Account Three of The Manufacturers Life Insurance Company of America as of December 31, 1997 and the related statements of operations and changes in net assets for each of the three years in the period then ended. These financial statements are the responsibility of The Manufacturers Life Insurance Company of America's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of securities owned as of December 31, 1997, by correspondence with the custodian. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Separate Account Three of The Manufacturers Life Insurance Company of America at December 31, 1997 and the results of its operations and the changes in its net assets for each of the three years in the period then ended, in conformity with generally accepted accounting principles.

                                                           /s/ Ernst & Young LLP

Philadelphia, Pennsylvania
January 30, 1998

                           SEPARATE ACCOUNT THREE OF
              THE MANUFACTURERS LIFE INSURANCE COMPANY OF AMERICA

                      STATEMENT OF ASSETS AND LIABILITIES
                               December 31, 1997

                                                                          SUB-ACCOUNT
                                                           NET ASSET         UNITS         NET ASSET
                                                             VALUE        OUTSTANDING    VALUE PER UNIT
                                                          ------------    -----------    --------------
Assets
Investment in NASL Series Trust -- at market value:
  Emerging Growth Trust, 2,749,403 shares
    (cost $59,599,231)..................................  $ 66,343,106     1,538,945         $43.11
  Quantitative Equity Trust, 1,784,411 shares (cost
    $30,678,993)........................................    40,149,248     1,168,380          34.36
  Real Estate Securities Trust, 1,275,685 shares
    (cost $19,783,593)..................................    25,603,002       649,627          39.41
  Balanced Trust, 2,163,632 shares (cost $35,196,971)...    41,823,014     1,593,352          26.25
  Capital Growth Bond Trust, 1,572,920 shares
    (cost $17,439,500)..................................    18,639,105       880,058          21.18
  Money Market Trust, 2,942,758 shares (cost
    $29,427,581)........................................    29,427,581     1,689,057          17.42
  International Stock Trust, 1,339,292 shares (cost
    $15,229,874)........................................    15,361,685     1,263,839          12.15
  Pacific Rim Emerging Markets Trust, 608,649 shares
    (cost $6,478,241)...................................     4,357,924       571,156           7.63
  Equity Index Trust, 1,576,166 shares (cost
    $19,182,507)........................................    19,670,555     1,282,564          15.34
  Equity Trust, 856,317 shares (cost $17,673,381).......    18,410,808     1,358,092          13.56
  Value Equity Trust, 859,774 shares (cost
    $12,907,640)........................................    14,822,505     1,005,924          14.74
  Growth and Income Trust, 812,277 shares
    (cost $16,894,178)..................................    19,405,298     1,243,803          15.60
  U.S. Government Securities Trust, 164,676 shares
    (cost $2,156,052)...................................     2,223,129       200,133          11.11
  Conservative Asset Allocation Trust, 58,907 shares
    (cost $676,390).....................................       693,930        59,185          11.72
  Moderate Asset Allocation Trust, 144,764 shares
    (cost $1,773,525)...................................     1,874,694       151,176          12.40
  Aggressive Asset Allocation Trust, 154,889 shares
    (cost $2,059,486)...................................     2,224,207       170,944          13.01
  International Small Cap Trust, 102,354 shares
    (cost $1,441,324)...................................     1,402,244       110,896          12.64
  Blue Chip Growth Trust, 251,892 shares (cost
    $3,539,000).........................................     3,778,382       235,467          16.05
  Science & Technology Trust, 78,196 shares
    (cost $1,127,494)...................................     1,065,029        75,729          14.06
  Pilgram Baxter Growth Trust, 44,916 shares (cost
    $579,959)...........................................       561,449        38,627          14.54
  Small/Mid Cap Trust, 95,514 shares (cost
    $1,467,059).........................................     1,471,877        96,429          15.26
  Worldwide Growth Trust, 22,465 shares (cost
    $319,802)...........................................       315,411        23,039          13.69
  Global Equity Trust, 75,778 shares (cost
    $1,436,469).........................................     1,468,584       100,693          14.58
  Growth Trust, 72,591 shares (cost $1,233,796).........     1,249,285        83,448          14.97
  Value Trust, 73,039 shares (cost $1,101,750)..........     1,080,976        74,764          14.46
  International Growth and Income Trust, 71,329 shares
    (cost $824,585).....................................       785,328        62,885          12.49
  High Yield Trust, 78,982 shares (cost $1,084,445).....     1,070,992        77,316          13.85
  Strategic Bond Trust, 52,826 shares (cost $643,281)...       653,990        48,010          13.62
  Global Government Bond Trust, 15,761 shares (cost
    $217,959)...........................................       221,760        16,782          13.21
  Investment Quality Bond Trust, 21,517 shares (cost
    $254,918)...........................................       261,007        19,211          13.59
  Lifestyle Aggressive 1000 Trust, 180,325 shares
    (cost $2,440,021)...................................     2,428,972       169,592          14.32
  Lifestyle Growth 820 Trust, 381,917 shares
    (cost $5,283,738)...................................     5,258,998       369,541          14.23
  Lifestyle Balanced 640 Trust, 156,600 shares (cost
    $2,079,716).........................................     2,123,497       150,592          14.10
  Lifestyle Moderate 460 Trust, 7,669 shares (cost
    $102,377)...........................................       102,380         7,392          13.85
  Lifestyle Conservative 280 Trust, 103 shares (cost
    $1,312).............................................         1,341            98          13.68
                                                          ------------
Net assets..............................................  $346,331,293
                                                          ============

See accompanying notes.

                      (This page intentionally left blank)

                           SEPARATE ACCOUNT THREE OF
              THE MANUFACTURERS LIFE INSURANCE COMPANY OF AMERICA

                            STATEMENTS OF OPERATIONS

                                                               EMERGING GROWTH                       QUANTITATIVE EQUITY
                                                                 SUB-ACCOUNT                             SUB-ACCOUNT
                                                    --------------------------------------   ------------------------------------
                                                    YEAR ENDED    YEAR ENDED    YEAR ENDED   YEAR ENDED   YEAR ENDED   YEAR ENDED
                                                    DEC. 31/97    DEC. 31/96    DEC. 31/95   DEC. 31/97   DEC. 31/96   DEC. 31/95
                                                    -----------   -----------   ----------   ----------   ----------   ----------
Net investment income:
  Dividend income.................................  $        --   $ 7,702,014   $  721,489   $       --   $4,240,752   $       --
                                                    -----------   -----------   ----------   ----------   ----------   ----------
Realized and unrealized gain (loss) on
  investments:
  Realized gain (loss) from security transactions:
    Proceeds from sales...........................    7,107,331     4,088,127    1,274,886    3,096,117    1,222,403      798,694
    Cost of securities sold.......................    5,908,528     3,518,688    1,068,731    2,122,759      976,262      804,887
                                                    -----------   -----------   ----------   ----------   ----------   ----------
  Net realized gain (loss)........................    1,198,803       569,439      206,155      973,358      246,141       (6,193)
                                                    -----------   -----------   ----------   ----------   ----------   ----------
  Unrealized appreciation (depreciation) of
    investments:
    Beginning of year.............................   (1,640,500)    4,794,911       78,088    1,534,960    2,295,941     (438,289)
    End of year...................................    6,743,875    (1,640,500)   4,794,911    9,470,255    1,534,960    2,295,941
                                                    -----------   -----------   ----------   ----------   ----------   ----------
  Net unrealized appreciation (depreciation)
    during the year...............................    8,384,375    (6,435,411)   4,716,823    7,935,295     (760,981)   2,734,230
                                                    -----------   -----------   ----------   ----------   ----------   ----------
Net realized and unrealized gain (loss) on
  investments.....................................    9,583,178    (5,865,972)   4,922,978    8,908,653     (514,840)   2,728,037
                                                    -----------   -----------   ----------   ----------   ----------   ----------
Net increase (decrease) in net assets derived from
  operations......................................  $ 9,583,178   $ 1,836,042   $5,644,467   $8,908,653   $3,725,912   $2,728,037
                                                    ===========   ===========   ==========   ==========   ==========   ==========

 * Reflects the period from commencement of operations February 14, 1996 through December 31, 1996

** Reflects the period from commencement of operations May 1, 1997 through December 31, 1997

See accompanying notes.

                           SEPARATE ACCOUNT THREE OF
              THE MANUFACTURERS LIFE INSURANCE COMPANY OF AMERICA

                      STATEMENTS OF OPERATIONS (CONTINUED)

            REAL ESTATE SECURITIES                         BALANCED                          CAPITAL GROWTH BOND
                 SUB-ACCOUNT                             SUB-ACCOUNT                             SUB-ACCOUNT
     ------------------------------------   --------------------------------------   ------------------------------------
     YEAR ENDED   YEAR ENDED   YEAR ENDED   YEAR ENDED   YEAR ENDED    YEAR ENDED    YEAR ENDED   YEAR ENDED   YEAR ENDED
     DEC. 31/97   DEC. 31/96   DEC. 31/95   DEC. 31/97   DEC. 31/96    DEC. 31/95    DEC. 31/97   DEC. 31/96   DEC. 31/95
     ----------   ----------   ----------   ----------   -----------   -----------   ----------   ----------   ----------
     $       --   $2,776,056   $  142,066   $       --   $ 4,478,042   $    24,806   $       --   $  864,430   $  726,517
     ----------   ----------   ----------   ----------   -----------   -----------   ----------   ----------   ----------
      1,134,797      660,261      812,232    4,291,414     1,836,560       739,327    1,876,127    1,292,420      798,441
        898,569      631,891      830,335    3,671,860     1,674,031       769,053    1,866,847    1,363,232      830,096
     ----------   ----------   ----------   ----------   -----------   -----------   ----------   ----------   ----------
        236,228       28,370      (18,103)     619,554       162,529       (29,726)       9,280      (70,812)     (31,655)
     ----------   ----------   ----------   ----------   -----------   -----------   ----------   ----------   ----------
      2,155,063      748,034     (280,544)     958,041     2,693,376    (1,064,130)    (223,171)     153,798     (542,982)
      5,819,409    2,155,063      748,034    6,626,043       958,041     2,693,376    1,199,605     (223,171)     153,798
     ----------   ----------   ----------   ----------   -----------   -----------   ----------   ----------   ----------
      3,664,346    1,407,029    1,028,578    5,668,002    (1,735,335)    3,757,506    1,422,776     (376,969)     696,780
     ----------   ----------   ----------   ----------   -----------   -----------   ----------   ----------   ----------
      3,900,574    1,435,399    1,010,475    6,287,556    (1,572,806)    3,727,780    1,432,056     (447,781)     665,125
     ----------   ----------   ----------   ----------   -----------   -----------   ----------   ----------   ----------
     $3,900,574   $4,211,455   $1,152,541   $6,287,556   $ 2,905,236   $ 3,752,586   $1,432,056   $  416,649   $1,391,642
     ==========   ==========   ==========   ==========   ===========   ===========   ==========   ==========   ==========

                           SEPARATE ACCOUNT THREE OF
              THE MANUFACTURERS LIFE INSURANCE COMPANY OF AMERICA

                      STATEMENTS OF OPERATIONS (CONTINUED)

                                                                 MONEY MARKET                        INTERNATIONAL STOCK
                                                                 SUB-ACCOUNT                             SUB-ACCOUNT
                                                    --------------------------------------   ------------------------------------
                                                    YEAR ENDED    YEAR ENDED    YEAR ENDED   YEAR ENDED   YEAR ENDED   YEAR ENDED
                                                    DEC. 31/97    DEC. 31/96    DEC. 31/95   DEC. 31/97   DEC. 31/96   DEC. 31/95
                                                    -----------   -----------   ----------   ----------   ----------   ----------
Net investment income:
  Dividend income.................................  $ 1,159,280   $ 1,505,315   $      468   $ 209,753     $248,736     $ 59,169
                                                    -----------   -----------   ----------   ---------     --------     --------
Realized and unrealized gain (loss) on
  investments:
  Realized and unrealized gain (loss) from
    security transactions:
    Proceeds from sales...........................   18,425,413    17,344,859    8,849,535     780,310      289,302      344,439
    Cost of securities sold.......................   19,340,111    16,936,049    8,634,234     656,813      250,445      334,542
                                                    -----------   -----------   ----------   ---------     --------     --------
  Net realized gain (loss)........................     (914,698)      408,810      215,301     123,497       38,857        9,897
                                                    -----------   -----------   ----------   ---------     --------     --------
  Unrealized appreciation (depreciation) of
    investments:
    Beginning of year.............................     (914,724)      233,720      (75,010)    450,565       99,777       (3,406)
    End of year...................................            1      (914,724)     233,720     131,811      450,565       99,777
                                                    -----------   -----------   ----------   ---------     --------     --------
  Net unrealized appreciation (depreciation)
    during the year...............................      914,725    (1,148,444)     308,730    (318,754)     350,788      103,183
                                                    -----------   -----------   ----------   ---------     --------     --------
Net realized and unrealized gain (loss) on
  investments.....................................           27      (739,634)     524,031    (195,257)     389,645      113,080
                                                    -----------   -----------   ----------   ---------     --------     --------
Net increase (decrease) in net assets derived from
  operations......................................  $ 1,159,307   $   765,681   $  524,499   $  14,496     $638,381     $172,249
                                                    ===========   ===========   ==========   =========     ========     ========

 * Reflects the period from commencement of operations February 14, 1996 through December 31, 1996

** Reflects the period from commencement of operations May 1, 1997 through December 31, 1997

See accompanying notes.

                           SEPARATE ACCOUNT THREE OF
              THE MANUFACTURERS LIFE INSURANCE COMPANY OF AMERICA

                      STATEMENTS OF OPERATIONS (CONTINUED)

                  PACIFIC RIM
               EMERGING MARKETS                     EQUITY INDEX                    EQUITY                    VALUE EQUITY
                  SUB-ACCOUNT                       SUB-ACCOUNT                  SUB-ACCOUNT                  SUB-ACCOUNT
     -------------------------------------   --------------------------   --------------------------   --------------------------
     YEAR ENDED    YEAR ENDED   YEAR ENDED   YEAR ENDED   *PERIOD ENDED   YEAR ENDED   *PERIOD ENDED   YEAR ENDED   *PERIOD ENDED
     DEC. 31/97    DEC. 31/96   DEC. 31/95   DEC. 31/97    DEC. 31/96     DEC. 31/97    DEC. 31/96     DEC. 31/97    DEC. 31/96
     -----------   ----------   ----------   ----------   -------------   ----------   -------------   ----------   -------------
     $    12,667    $239,201     $ 19,281    $2,468,634     $449,782      $2,150,334     $ 26,181      $1,127,557     $  8,790
     -----------    --------     --------    ----------     --------      ----------     --------      ----------     --------
       1,556,257     443,740      335,955     1,982,591      231,179       1,891,337       54,581       1,288,325      438,548
       1,571,876     374,390      329,373     1,529,141      214,759       1,889,551       56,756       1,107,952      417,223
     -----------    --------     --------    ----------     --------      ----------     --------      ----------     --------
         (15,619)     69,350        6,582       453,450       16,420           1,786       (2,175)        180,373       21,325
     -----------    --------     --------    ----------     --------      ----------     --------      ----------     --------
          67,813      88,856       (8,633)      (46,898)          --         495,686           --         364,883           --
      (2,120,317)     67,813       88,856       488,048      (46,898)        737,427      495,686       1,914,865      364,883
     -----------    --------     --------    ----------     --------      ----------     --------      ----------     --------
      (2,188,130)    (21,043)      97,489       534,946      (46,898)        241,741      495,686       1,549,982      364,883
     -----------    --------     --------    ----------     --------      ----------     --------      ----------     --------
      (2,203,749)     48,307      104,071       988,396      (30,478)        243,527      493,511       1,730,355      386,208
     -----------    --------     --------    ----------     --------      ----------     --------      ----------     --------
     $(2,191,082)   $287,508     $123,352    $3,457,030     $419,304      $2,393,861     $519,692      $2,857,912     $394,998
     ===========    ========     ========    ==========     ========      ==========     ========      ==========     ========

                           SEPARATE ACCOUNT THREE OF
              THE MANUFACTURERS LIFE INSURANCE COMPANY OF AMERICA

                      STATEMENTS OF OPERATIONS (CONTINUED)

                                                                             U.S. GOVERNMENT                 CONSERVATIVE
                                             GROWTH AND INCOME                 SECURITIES                  ASSET ALLOCATION
                                                SUB-ACCOUNT                    SUB-ACCOUNT                    SUB-ACCOUNT
                                        ---------------------------    ---------------------------    ---------------------------
                                        YEAR ENDED    *PERIOD ENDED    YEAR ENDED    *PERIOD ENDED    YEAR ENDED    *PERIOD ENDED
                                        DEC. 31/97     DEC. 31/96      DEC. 31/97     DEC. 31/96      DEC. 31/97     DEC. 31/96
                                        ----------    -------------    ----------    -------------    ----------    -------------
Net investment income:
  Dividend income...................    $  556,761      $  1,952        $123,037       $ 26,995        $ 42,335        $ 8,660
                                        ----------      --------        --------       --------        --------        -------
Realized and unrealized gain (loss)
  on investments:
  Realized and unrealized gain
    (loss) from security
    transactions:
    Proceeds from sales.............     3,054,342        82,474         750,917        141,134         236,418         30,301
    Cost of securities sold.........     2,467,777        77,312         752,455        149,988         228,648         31,365
                                        ----------      --------        --------       --------        --------        -------
  Net realized gain (loss)..........       586,565         5,162          (1,538)        (8,854)          7,770         (1,064)
                                        ----------      --------        --------       --------        --------        -------
  Unrealized appreciation
    (depreciation) of investments:
    Beginning of year...............       405,558            --          38,928             --           6,566             --
    End of year.....................     2,511,120       405,558          67,077         38,928          17,540          6,566
                                        ----------      --------        --------       --------        --------        -------
  Net unrealized appreciation
    (depreciation) during the
    year............................     2,105,562       405,558          28,149         38,928          10,974          6,566
                                        ----------      --------        --------       --------        --------        -------
Net realized and unrealized gain
  (loss) on investments.............     2,692,127       410,720          26,611         30,074          18,744          5,502
                                        ----------      --------        --------       --------        --------        -------
Net increase (decrease) in net
  assets derived from operations....    $3,248,888      $412,672        $149,648       $ 57,069        $ 61,079        $14,162
                                        ==========      ========        ========       ========        ========        =======

 * Reflects the period from commencement of operations February 14, 1996 through December 31, 1996

** Reflects the period from commencement of operations May 1, 1997 through December 31, 1997
See accompanying notes.

                           SEPARATE ACCOUNT THREE OF
              THE MANUFACTURERS LIFE INSURANCE COMPANY OF AMERICA

                      STATEMENTS OF OPERATIONS (CONTINUED)

             MODERATE                        AGGRESSIVE              INTERNATIONAL      BLUE CHIP       **SCIENCE &
         ASSET ALLOCATION                 ASSET ALLOCATION             SMALL CAP         GROWTH         TECHNOLOGY
            SUB-ACCOUNT                     SUB-ACCOUNT               SUB-ACCOUNT      SUB-ACCOUNT      SUB-ACCOUNT
    ---------------------------    ------------------------------    -------------    -------------    -------------
    YEAR ENDED    *PERIOD ENDED     YEAR ENDED      *PERIOD ENDED     YEAR ENDED       YEAR ENDED      *PERIOD ENDED
    DEC. 31/97     DEC. 31/96       DEC. 31/97       DEC. 31/96       DEC. 31/97       DEC. 31/97       DEC. 31/97
    ----------    -------------    -------------    -------------    -------------    -------------    -------------
     $ 83,798        $ 2,105         $140,784          $11,072          $    212        $104,304         $ 16,815
     --------        -------         --------          -------          --------        --------         --------
       71,531         45,521          226,753           79,723           206,034         121,709          457,533
       65,973         45,706          204,492           82,946           203,025         128,505          477,311
     --------        -------         --------          -------          --------        --------         --------
        5,558           (185)          22,261           (3,223)            3,009          (6,796)         (19,778)
     --------        -------         --------          -------          --------        --------         --------
       23,967             --           43,313               --                --              --               --
      101,169         23,967          164,721           43,313           (39,080)        239,382          (62,465)
     --------        -------         --------          -------          --------        --------         --------
       77,202         23,967          121,408           43,313           (39,080)        239,382          (62,465)
     --------        -------         --------          -------          --------        --------         --------
       82,760         23,782          143,669           40,090           (36,071)        232,586          (82,243)
     --------        -------         --------          -------          --------        --------         --------
     $166,558        $25,887         $284,453          $51,162          $(35,859)       $336,890         $(65,428)
     ========        =======         ========          =======          ========        ========         ========

     **PILGRAM BAXTER
          GROWTH
        SUB-ACCOUNT
     -----------------
       *PERIOD ENDED
        DEC. 31/97
     -----------------
         $     --
         --------
           37,770
           36,070
         --------
            1,700
         --------
               --
          (18,510)
         --------
          (18,510)
         --------
          (16,810)
         --------
         $(16,810)
         ========

                           SEPARATE ACCOUNT THREE OF
              THE MANUFACTURERS LIFE INSURANCE COMPANY OF AMERICA

                      STATEMENTS OF OPERATIONS (CONTINUED)

                                                            **SMALL/MID        **WORLDWIDE          **GLOBAL
                                                                CAP               GROWTH             EQUITY            **GROWTH
                                                            SUB-ACCOUNT        SUB-ACCOUNT        SUB-ACCOUNT        SUB-ACCOUNT
                                                            ------------       ------------       ------------       ------------
                                                            PERIOD ENDED       PERIOD ENDED       PERIOD ENDED       PERIOD ENDED
                                                             DEC. 31/97         DEC. 31/97         DEC. 31/97         DEC. 31/97
                                                            ------------       ------------       ------------       ------------
Net investment income:
    Dividend income..................................         $    --            $ 2,704            $    --            $    --
                                                              -------            -------            -------            -------
Realized and unrealized gain (loss) on investments:
    Realized and unrealized gain (loss) from security
      transactions:
        Proceeds from sales..........................          52,379             40,572              6,150              9,760
        Cost of securities sold......................          43,433             38,790              5,777              8,653
                                                              -------            -------            -------            -------
    Net realized gain (loss).........................           8,946              1,782                373              1,107
                                                              -------            -------            -------            -------
    Unrealized appreciation (depreciation) of
      investments:
        Beginning of year............................              --                 --                 --                 --
        End of year..................................          (4,182)            (4,391)            32,115             15,489
                                                              -------            -------            -------            -------
    Net unrealized appreciation (depreciation) during
      the year.......................................          (4,182)            (4,391)            32,115             15,489
                                                              -------            -------            -------            -------
Net realized and unrealized gain (loss) on
  investments........................................           4,764             (2,609)            32,488             16,596
                                                              -------            -------            -------            -------
Net increase (decrease) in net assets derived from
  operations.........................................         $ 4,764            $    95            $32,488            $16,596
                                                              =======            =======            =======            =======

 * Reflects the period from commencement of operations February 14, 1996 through December 31, 1996

** Reflects the period from commencement of operations May 1, 1997 through December 31, 1997

See accompanying notes.

                           SEPARATE ACCOUNT THREE OF
              THE MANUFACTURERS LIFE INSURANCE COMPANY OF AMERICA

                      STATEMENTS OF OPERATIONS (CONTINUED)

                              **INTERNATIONAL                                                     **GLOBAL           **INVESTMENT
            **VALUE          GROWTH AND INCOME       **HIGH YIELD       **STRATEGIC BOND       GOVERNMENT BOND       QUALITY BOND
          SUB-ACCOUNT           SUB-ACCOUNT          SUB-ACCOUNT          SUB-ACCOUNT            SUB-ACCOUNT         SUB-ACCOUNT
          ------------       -----------------       ------------       ----------------       ---------------       ------------
          PERIOD ENDED         PERIOD ENDED          PERIOD ENDED         PERIOD ENDED          PERIOD ENDED         PERIOD ENDED
           DEC. 31/97           DEC. 31/97            DEC. 31/97           DEC. 31/97            DEC. 31/97           DEC. 31/97
          ------------       -----------------       ------------       ----------------       ---------------       ------------
            $ 33,133             $     --              $ 39,931             $    --                $   --               $   --
            --------             --------              --------             -------                ------               ------
              28,449               18,809               347,712              18,384                 3,662                4,700
              25,668               18,622               339,830              17,681                 3,587                4,564
            --------             --------              --------             -------                ------               ------
               2,781                  187                 7,882                 703                    75                  136
            --------             --------              --------             -------                ------               ------
                  --                   --                    --                  --                    --                   --
             (20,774)             (39,257)              (13,453)             10,709                 3,801                6,089
            --------             --------              --------             -------                ------               ------
             (20,774)             (39,257)              (13,453)             10,709                 3,801                6,089
            --------             --------              --------             -------                ------               ------
             (17,993)             (39,070)               (5,571)             11,412                 3,876                6,225
            --------             --------              --------             -------                ------               ------
            $ 15,140             $(39,070)             $ 34,360             $11,412                $3,876               $6,225
            ========             ========              ========             =======                ======               ======

                           SEPARATE ACCOUNT THREE OF
              THE MANUFACTURERS LIFE INSURANCE COMPANY OF AMERICA

                      STATEMENTS OF OPERATIONS (CONTINUED)

                                       **LIFESTYLE    **LIFESTYLE    **LIFESTYLE    **LIFESTYLE    **LIFESTYLE
                                        AGGRESSIVE       GROWTH        BALANCED       MODERATE     CONSERVATIVE
                                           1000           820            640            460            280
                                       SUB-ACCOUNT    SUB-ACCOUNT    SUB-ACCOUNT    SUB-ACCOUNT    SUB-ACCOUNT
                                       ------------   ------------   ------------   ------------   ------------
                                       PERIOD ENDED   PERIOD ENDED   PERIOD ENDED   PERIOD ENDED   PERIOD ENDED   YEAR ENDED
                                        DEC. 31/97     DEC. 31/97     DEC. 31/97     DEC. 31/97     DEC. 31/97    DEC. 31/97
                                         --------       --------       --------        ------          ----       -----------
Net investment income:
  Dividend income....................    $  4,916       $ 36,584       $ 16,038        $  842          $  9       $ 8,330,428
                                         --------       --------       --------        ------          ----       -----------
Realized and unrealized gain (loss)
  on investments:
  Realized and unrealized gain (loss)
    from security transactions:
    Proceeds from sales..............      18,722         53,801        152,797         2,366           173        49,351,462
    Cost of securities sold..........      17,881         50,741        147,960         2,372           172        45,853,994
                                         --------       --------       --------        ------          ----       -----------
  Net realized gain (loss)...........         841          3,060          4,837            (6)            1         3,497,468
                                         --------       --------       --------        ------          ----       -----------
  Unrealized appreciation
    (depreciation) of investments:
    Beginning of year................          --             --             --            --            --         3,720,050
    End of year......................     (11,049)       (24,740)        43,781             3            29        33,986,146
                                         --------       --------       --------        ------          ----       -----------
  Net unrealized appreciation
    (depreciation) during the year...     (11,049)       (24,740)        43,781             3            29        30,266,096
                                         --------       --------       --------        ------          ----       -----------
Net realized and unrealized gain
  (loss) on investments..............     (10,208)       (21,680)        48,618            (3)           30        33,763,564
                                         --------       --------       --------        ------          ----       -----------
Net increase (decrease) in net assets
  derived from operations............    $ (5,292)      $ 14,904       $ 64,656        $  839          $ 39       $42,093,992
                                         ========       ========       ========        ======          ====       ===========
                                          TOTAL
                                       YEAR ENDED    YEAR ENDED
                                       DEC. 31/96    DEC. 31/95
                                       -----------   -----------
Net investment income:
  Dividend income....................  $22,590,083   $ 1,693,796
                                       -----------   -----------
Realized and unrealized gain (loss)
  on investments:
  Realized and unrealized gain (loss)
    from security transactions:
    Proceeds from sales..............   28,281,133    13,953,509
    Cost of securities sold..........   26,801,043    13,601,251
                                       -----------   -----------
  Net realized gain (loss)...........    1,480,090       352,258
                                       -----------   -----------
  Unrealized appreciation
    (depreciation) of investments:
    Beginning of year................   11,108,413    (2,334,906)
    End of year......................    3,720,050    11,108,413
                                       -----------   -----------
  Net unrealized appreciation
    (depreciation) during the year...   (7,388,363)   13,443,319
                                       -----------   -----------
Net realized and unrealized gain
  (loss) on investments..............   (5,908,273)   13,795,577
                                       -----------   -----------
Net increase (decrease) in net assets
  derived from operations............  $16,681,810   $15,489,373
                                       ===========   ===========

 * Reflects the period from commencement of operations February 14, 1996 through December 31, 1996

** Reflects the period from commencement of operations May 1, 1997 through December 31, 1997

See accompanying notes.

                      (This page intentionally left blank)

                           SEPARATE ACCOUNT THREE OF
              THE MANUFACTURERS LIFE INSURANCE COMPANY OF AMERICA

                      STATEMENTS OF CHANGES IN NET ASSETS

                                                            EMERGING GROWTH                         QUANTITATIVE EQUITY
                                                              SUB-ACCOUNT                               SUB-ACCOUNT
                                                ---------------------------------------   ---------------------------------------
                                                YEAR ENDED    YEAR ENDED    YEAR ENDED    YEAR ENDED    YEAR ENDED    YEAR ENDED
                                                DEC. 31/97    DEC. 31/96    DEC. 31/95    DEC. 31/97    DEC. 31/96    DEC. 31/95
                                                -----------   -----------   -----------   -----------   -----------   -----------
FROM OPERATIONS
Net investment income.........................  $        --   $ 7,702,014   $   721,489   $        --   $ 4,240,752   $        --
Net realized gain (loss)......................    1,198,803       569,439       206,155       973,358       246,141        (6,193)
Net unrealized appreciation (depreciation) of
  investments during the period...............    8,384,375    (6,435,411)    4,716,823     7,935,295      (760,981)    2,734,230
                                                -----------   -----------   -----------   -----------   -----------   -----------
Net increase (decrease) in net assets derived
  from operations.............................    9,583,178     1,836,042     5,644,467     8,908,653     3,725,912     2,728,037
                                                -----------   -----------   -----------   -----------   -----------   -----------
FROM CAPITAL TRANSACTIONS
Additions (deductions) from:
  Transfer of net premiums....................   16,038,468    22,504,630    15,025,111     7,834,132     9,633,477     6,620,667
  Transfer on death...........................           --            --      (202,957)           --            --            --
  Transfer of terminations....................   (6,450,838)   (4,593,540)   (3,281,049)   (4,132,053)   (2,214,864)   (1,485,111)
  Transfer of policy loans....................     (358,214)     (610,713)     (390,119)     (432,977)     (113,064)     (349,518)
  Net interfund transfers.....................   (6,440,946)      (11,484)    3,663,152       (60,101)    1,337,385     2,202,823
                                                -----------   -----------   -----------   -----------   -----------   -----------
                                                  2,788,470    17,288,893    14,814,138     3,209,001     8,642,934     6,988,861
                                                -----------   -----------   -----------   -----------   -----------   -----------
Net increase (decrease) in net assets.........   12,371,648    19,124,935    20,458,605    12,117,654    12,368,846     9,716,898
NET ASSETS
Beginning of year.............................   53,971,458    34,846,523    14,387,918    28,031,594    15,662,748     5,945,850
                                                -----------   -----------   -----------   -----------   -----------   -----------
End of year...................................  $66,343,106   $53,971,458   $34,846,523   $40,149,248   $28,031,594   $15,662,748
                                                ===========   ===========   ===========   ===========   ===========   ===========

 * Reflects the period from commencement of operations February 14, 1996 through December 31, 1996

** Reflects the period from commencement of operations May 1, 1997 through December 31, 1997

See accompanying notes.

                   REAL ESTATE                                BALANCED                             CAPITAL GROWTH BOND
                   SUB-ACCOUNT                               SUB-ACCOUNT                               SUB-ACCOUNT
     ---------------------------------------   ---------------------------------------   ---------------------------------------
     YEAR ENDED    YEAR ENDED    YEAR ENDED    YEAR ENDED    YEAR ENDED    YEAR ENDED    YEAR ENDED    YEAR ENDED    YEAR ENDED
     DEC. 31/97    DEC. 31/96    DEC. 31/95    DEC. 31/97    DEC. 31/96    DEC. 31/95    DEC. 31/97    DEC. 31/96    DEC. 31/95
     -----------   -----------   -----------   -----------   -----------   -----------   -----------   -----------   -----------
     $        --   $ 2,776,056   $   142,066   $        --   $ 4,478,042   $    24,806   $        --   $   864,430   $   726,517
         236,228        28,370       (18,103)      619,554       162,529       (29,726)        9,280       (70,812)      (31,655)
       3,664,346     1,407,029     1,028,578     5,668,002    (1,735,335)    3,757,506     1,422,776      (376,969)      696,780
     -----------   -----------   -----------   -----------   -----------   -----------   -----------   -----------   -----------
       3,900,574     4,211,455     1,152,541     6,287,556     2,905,236     3,752,586     1,432,056       416,649     1,391,642
     -----------   -----------   -----------   -----------   -----------   -----------   -----------   -----------   -----------
       5,723,061     4,465,307     4,344,151     8,963,510    10,619,657     7,806,794     4,146,312     4,480,626     3,332,849
              --            --            --       (44,313)           --            --            --            --            --
      (2,219,786)   (1,347,117)   (1,139,201)   (3,729,355)   (2,563,981)   (1,853,986)   (1,575,696)   (1,205,581)     (716,686)
        (369,877)      (65,858)      (80,626)     (417,435)     (355,780)     (304,332)     (105,540)      (27,779)     (159,472)
       1,279,970       467,823        42,920    (2,581,258)     (394,561)    1,681,177       (81,587)      685,493     1,564,644
     -----------   -----------   -----------   -----------   -----------   -----------   -----------   -----------   -----------
       4,413,368     3,520,155     3,167,244     2,191,149     7,305,335     7,329,653     2,383,489     3,932,759     4,021,335
     -----------   -----------   -----------   -----------   -----------   -----------   -----------   -----------   -----------
       8,313,942     7,731,610     4,319,785     8,478,705    10,210,571    11,082,239     3,815,545     4,349,408     5,412,977
      17,289,060     9,557,450     5,237,665    33,344,309    23,133,738    12,051,499    14,823,560    10,474,152     5,061,175
     -----------   -----------   -----------   -----------   -----------   -----------   -----------   -----------   -----------
     $25,603,002   $17,289,060   $ 9,557,450   $41,823,014   $33,344,309   $23,133,738   $18,639,105   $14,823,560   $10,474,152
     ===========   ===========   ===========   ===========   ===========   ===========   ===========   ===========   ===========

                           SEPARATE ACCOUNT THREE OF
              THE MANUFACTURERS LIFE INSURANCE COMPANY OF AMERICA

                STATEMENTS OF CHANGES IN NET ASSETS (CONTINUED)

                                                       MONEY MARKET                               INTERNATIONAL STOCK
                                                       SUB-ACCOUNT                                    SUB-ACCOUNT
                                        ------------------------------------------       -------------------------------------
                                         YEAR ENDED     YEAR ENDED     YEAR ENDED        YEAR ENDED    YEAR ENDED   YEAR ENDED
                                         DEC. 31/97     DEC. 31/96     DEC. 31/95        DEC. 31/97    DEC. 31/96   DEC. 31/95
                                        ------------   ------------   ------------       -----------   ----------   ----------
FROM OPERATIONS
Net investment income.................  $  1,159,280   $  1,505,315   $        468       $   209,753   $  248,736   $   59,169
Net realized gain (loss)..............      (914,698)       408,810        215,301           123,497       38,857        9,897
Net unrealized appreciation
  (depreciation) of investments during
  the period..........................       914,725     (1,148,444)       308,730          (318,754)     350,788      103,183
                                        ------------   ------------   ------------       -----------   ----------   ----------
Net increase (decrease) in net assets
  derived from operations.............     1,159,307        765,681        524,499            14,496      638,381      172,249
                                        ------------   ------------   ------------       -----------   ----------   ----------
FROM CAPITAL TRANSACTIONS
Additions (deductions) from:
  Transfer of net premiums............    33,859,872     23,926,029     17,598,898         5,795,630    4,320,339    1,353,292
  Transfer on death...................            --             --             --                --           --           --
  Transfer of terminations............    (2,797,321)    (2,399,186)    (1,962,294)       (1,224,478)    (555,702)    (180,239)
  Transfer of policy loans............      (282,014)       (34,484)       (66,223)         (106,208)     (31,389)      (2,743)
  Net interfund transfers.............   (20,937,650)   (16,858,040)   (10,196,735)        1,344,064    2,632,184      863,795
                                        ------------   ------------   ------------       -----------   ----------   ----------
                                           9,842,887      4,634,319      5,373,646         5,809,008    6,365,432    2,034,105
                                        ------------   ------------   ------------       -----------   ----------   ----------
Net increase (decrease) in net
  assets..............................    11,002,194      5,400,000      5,898,145         5,823,504    7,003,813    2,206,354
NET ASSETS
Beginning of year.....................    18,425,387     13,025,387      7,127,242         9,538,181    2,534,368      328,014
                                        ------------   ------------   ------------       -----------   ----------   ----------
End of year...........................  $ 29,427,581   $ 18,425,387   $ 13,025,387       $15,361,685   $9,538,181   $2,534,368
                                        ============   ============   ============       ===========   ==========   ==========

 * Reflects the period from commencement of operations February 14, 1996 through December 31, 1996

** Reflects the period from commencement of operations May 1, 1997 through December 31, 1997

See accompanying notes.

                  PACIFIC RIM
                EMERGING MARKETS                     EQUITY INDEX                     EQUITY
                  SUB-ACCOUNT                         SUB-ACCOUNT                   SUB-ACCOUNT
     --------------------------------------   ---------------------------   ---------------------------
     YEAR ENDED    YEAR ENDED    YEAR ENDED   YEAR ENDED    *PERIOD ENDED   YEAR ENDED    *PERIOD ENDED
     DEC. 31/97    DEC. 31/96    DEC. 31/95   DEC. 31/97     DEC. 31/96     DEC. 31/97     DEC. 31/96
     -----------   -----------   ----------   -----------   -------------   -----------   -------------
     $    12,667   $   239,201   $   19,281   $ 2,468,634    $  449,782     $ 2,150,334    $   26,181
         (15,619)       69,350        6,582       453,450        16,420           1,786        (2,175)
      (2,188,130)      (21,043)      97,489       534,946       (46,898)        241,741       495,686
     -----------   -----------   ----------   -----------    ----------     -----------    ----------
      (2,191,082)      287,508      123,352     3,457,030       419,304       2,393,861       519,692
     -----------   -----------   ----------   -----------    ----------     -----------    ----------
       2,059,145     2,541,885      812,122     7,852,789     5,327,031       7,868,634     4,931,946
              --            --           --            --            --              --            --
        (620,211)     (354,050)    (131,282)     (781,683)     (136,828)     (1,054,893)     (260,549)
         (58,638)      (25,816)      (3,509)     (721,710)           --         (45,576)      (65,890)
        (630,778)    1,682,204      622,581     3,377,661       876,961         778,412     3,345,171
     -----------   -----------   ----------   -----------    ----------     -----------    ----------
         749,518     3,844,223    1,299,912     9,727,057     6,067,164       7,546,577     7,950,678
     -----------   -----------   ----------   -----------    ----------     -----------    ----------
      (1,441,564)    4,131,731    1,423,264    13,184,087     6,486,468       9,940,438     8,470,370
       5,799,488     1,667,757      244,493     6,486,468            --       8,470,370            --
     -----------   -----------   ----------   -----------    ----------     -----------    ----------
     $ 4,357,924   $ 5,799,488   $1,667,757   $19,670,555    $6,486,468     $18,410,808    $8,470,370
     ===========   ===========   ==========   ===========    ==========     ===========    ==========

                           SEPARATE ACCOUNT THREE OF
              THE MANUFACTURERS LIFE INSURANCE COMPANY OF AMERICA

                STATEMENTS OF CHANGES IN NET ASSETS (CONTINUED)

                                                                                                            U.S. GOVERNMENT
                                                  VALUE EQUITY                GROWTH AND INCOME                SECURITIES
                                                   SUB-ACCOUNT                   SUB-ACCOUNT                  SUB-ACCOUNT
                                           ---------------------------   ---------------------------   --------------------------
                                           YEAR ENDED    *PERIOD ENDED   YEAR ENDED    *PERIOD ENDED   YEAR ENDED   *PERIOD ENDED
                                           DEC. 31/97     DEC. 31/96     DEC. 31/97     DEC. 31/96     DEC. 31/97    DEC. 31/96
                                           -----------   -------------   -----------   -------------   ----------   -------------
FROM OPERATIONS
Net investment income....................  $ 1,127,557    $    8,790     $   556,761    $    1,952     $  123,037    $   26,995
Net realized gain (loss).................      180,373        21,325         586,565         5,162         (1,538)       (8,854)
Net unrealized appreciation
  (depreciation) of investments during
  the period.............................    1,549,982       364,883       2,105,562       405,558         28,149        38,928
                                           -----------    ----------     -----------    ----------     ----------    ----------
Net increase (decrease) in net assets
  derived from operations................    2,857,912       394,998       3,248,888       412,672        149,648        57,069
                                           -----------    ----------     -----------    ----------     ----------    ----------
FROM CAPITAL TRANSACTIONS
Additions (deductions) from:
  Transfer of net premiums...............    4,090,507     3,266,118       7,079,242     2,527,210        745,345       757,201
  Transfer on death......................           --            --              --            --             --            --
  Transfer of terminations...............     (793,110)     (147,201)       (910,308)      (98,012)      (221,531)      (35,748)
  Transfer of policy loans...............      (69,774)      (36,263)        (76,204)      (13,676)       (50,875)      (30,576)
  Net interfund transfers................    3,108,426     2,150,892       4,479,340     2,756,146        (76,765)      929,361
                                           -----------    ----------     -----------    ----------     ----------    ----------
                                             6,336,049     5,233,546      10,572,070     5,171,668        396,174     1,620,238
                                           -----------    ----------     -----------    ----------     ----------    ----------
Net increase (decrease) in net assets....    9,193,961     5,628,544      13,820,958     5,584,340        545,822     1,677,307
NET ASSETS
Beginning of year........................    5,628,544            --       5,584,340            --      1,677,307            --
                                           -----------    ----------     -----------    ----------     ----------    ----------
End of year..............................  $14,822,505    $5,628,544     $19,405,298    $5,584,340     $2,223,129    $1,677,307
                                           ===========    ==========     ===========    ==========     ==========    ==========

 * Reflects the period from commencement of operations February 14, 1996 through December 31, 1996

** Reflects the period from commencement of operations May 1, 1997 through December 31, 1997

See accompanying notes.

         CONSERVATIVE ASSET             MODERATE ASSET              AGGRESSIVE ASSET        INTERNATIONAL    BLUE CHIP
             ALLOCATION                   ALLOCATION                   ALLOCATION             SMALL CAP       GROWTH
            SUB-ACCOUNT                  SUB-ACCOUNT                  SUB-ACCOUNT            SUB-ACCOUNT    SUB-ACCOUNT
     --------------------------   --------------------------   --------------------------   -------------   -----------
     YEAR ENDED   *PERIOD ENDED   YEAR ENDED   *PERIOD ENDED   YEAR ENDED   *PERIOD ENDED    YEAR ENDED     YEAR ENDED
     DEC. 31/97    DEC. 31/96     DEC. 31/97    DEC. 31/96     DEC. 31/97    DEC. 31/96      DEC. 31/97     DEC. 31/97
     ----------   -------------   ----------   -------------   ----------   -------------   -------------   -----------
      $ 42,335      $  8,660      $   83,798    $    2,105     $  140,784     $ 11,072        $      212    $  104,304
         7,770        (1,064)          5,558          (185)        22,261       (3,223)            3,009        (6,796)
        10,974         6,566          77,202        23,967        121,408       43,313           (39,080)      239,382
      --------      --------      ----------    ----------     ----------     --------        ----------    ----------
        61,079        14,162         166,558        25,887        284,453       51,162           (35,859)      336,890
      --------      --------      ----------    ----------     ----------     --------        ----------    ----------
       334,314       143,807         692,412       348,167      1,008,793      387,073           609,617     1,748,929
            --            --              --            --             --           --                --            --
       (34,376)      (33,413)       (104,738)      (25,611)      (143,026)     (58,999)          (48,039)     (152,046)
            --            --            (346)           --         (2,986)          --            (2,873)       (5,593)
       (37,686)      246,043         588,790       183,575        263,513      434,224           879,398     1,850,202
      --------      --------      ----------    ----------     ----------     --------        ----------    ----------
       262,252       356,437       1,176,118       506,131      1,126,294      762,298         1,438,103     3,441,492
      --------      --------      ----------    ----------     ----------     --------        ----------    ----------
       323,331       370,599       1,342,676       532,018      1,410,747      813,460         1,402,244     3,778,382
       370,599            --         532,018            --        813,460           --                --            --
      --------      --------      ----------    ----------     ----------     --------        ----------    ----------
      $693,930      $370,599      $1,874,694    $  532,018     $2,224,207     $813,460        $1,402,244    $3,778,382
      ========      ========      ==========    ==========     ==========     ========        ==========    ==========

                           SEPARATE ACCOUNT THREE OF
              THE MANUFACTURERS LIFE INSURANCE COMPANY OF AMERICA

                STATEMENTS OF CHANGES IN NET ASSETS (CONTINUED)

                                                                          **PILGRAM
                                                         **SCIENCE &        BAXTER       **SMALL/MID     **WORLDWIDE
                                                          TECHNOLOGY        GROWTH           CAP            GROWTH
                                                         SUB-ACCOUNT     SUB-ACCOUNT     SUB-ACCOUNT     SUB-ACCOUNT
                                                         ------------    ------------    ------------    ------------
                                                         PERIOD ENDED    PERIOD ENDED    PERIOD ENDED    PERIOD ENDED
                                                          DEC. 31/97      DEC. 31/97      DEC. 31/97      DEC. 31/97
                                                         ------------    ------------    ------------    ------------
FROM OPERATIONS
Net investment income..................................   $   16,815       $     --       $       --       $  2,704
Net realized gain (loss)...............................      (19,778)         1,700            8,946          1,782
Net unrealized appreciation (depreciation) of
  investments during the period........................      (62,465)       (18,510)          (4,182)        (4,391)
                                                          ----------       --------       ----------       --------
Net increase (decrease) in net assets derived from
  operations...........................................      (65,428)       (16,810)           4,764             95
                                                          ----------       --------       ----------       --------
FROM CAPITAL TRANSACTIONS
Additions (deductions) from:
Transfer of net premiums...............................      361,963        141,492          757,544        143,932
Transfer on death......................................           --             --               --             --
Transfer of terminations...............................      (21,603)        (7,886)         (32,683)        (4,603)
Transfer of policy loans...............................         (904)            --             (269)        (1,290)
Net interfund transfers................................      791,001        444,653          742,521        177,277
                                                          ----------       --------       ----------       --------
                                                           1,130,457        578,259        1,467,113        315,316
                                                          ----------       --------       ----------       --------
Net increase (decrease) in net assets..................    1,065,029        561,449        1,471,877        315,411
NET ASSETS
Beginning of year......................................           --             --               --             --
                                                          ----------       --------       ----------       --------
End of year............................................   $1,065,029       $561,449       $1,471,877       $315,411
                                                          ==========       ========       ==========       ========

 * Reflects the period from commencement of operations February 14, 1996 through December 31, 1996
** Reflects the period from commencement of operations May 1, 1997 through December 31, 1997

See accompanying notes.

                                                    **INTERNATIONAL                                      **GLOBAL
      **GLOBAL                                        GROWTH AND                       **STRATEGIC      GOVERNMENT     **INVESTMENT
       EQUITY         **GROWTH        **VALUE           INCOME         **HIGH YIELD        BOND            BOND        QUALITY BOND
    SUB-ACCOUNT     SUB-ACCOUNT     SUB-ACCOUNT       SUB-ACCOUNT      SUB-ACCOUNT     SUB-ACCOUNT     SUB-ACCOUNT     SUB-ACCOUNT
    ------------    ------------    ------------    ---------------    ------------    ------------    ------------    ------------
    PERIOD ENDED    PERIOD ENDED    PERIOD ENDED     PERIOD ENDED      PERIOD ENDED    PERIOD ENDED    PERIOD ENDED    PERIOD ENDED
     DEC. 31/97      DEC. 31/97      DEC. 31/97       DEC. 31/97        DEC. 31/97      DEC. 31/97      DEC. 31/97      DEC. 31/97
    ------------    ------------    ------------    ---------------    ------------    ------------    ------------    ------------
    $        --      $       --      $   33,133        $     --         $   39,931       $     --        $     --        $     --
            373           1,107           2,781             187              7,882            703              75             136
         32,115          15,489         (20,774)        (39,257)           (13,453)        10,709           3,801           6,089
    ------------     ----------      ----------        --------         ----------       --------        --------        --------
         32,488          16,596          15,140         (39,070)            34,360         11,412           3,876           6,225
    ------------     ----------      ----------        --------         ----------       --------        --------        --------
        697,468         470,000         346,369         744,217            276,881        273,501          58,746          75,411
             --              --              --              --                 --             --              --              --
        (22,616)        (29,691)        (21,998)         (9,912)           (31,310)       (11,295)         (2,335)         (3,321)
           (283)         (2,329)         (1,030)             --             (6,696)          (504)             --              --
        761,527         794,709         742,495          90,093            797,757        380,876         161,473         182,692
    ------------     ----------      ----------        --------         ----------       --------        --------        --------
      1,436,096       1,232,689       1,065,836         824,398          1,036,632        642,578         217,884         254,782
    ------------     ----------      ----------        --------         ----------       --------        --------        --------
      1,468,584       1,249,285       1,080,976         785,328          1,070,992        653,990         221,760         261,007
             --              --              --              --                 --             --              --              --
    ------------     ----------      ----------        --------         ----------       --------        --------        --------
    $ 1,468,584      $1,249,285      $1,080,976        $785,328         $1,070,992       $653,990        $221,760        $261,007
    ============     ==========      ==========        ========         ==========       ========        ========        ========

                           SEPARATE ACCOUNT THREE OF
              THE MANUFACTURERS LIFE INSURANCE COMPANY OF AMERICA

                STATEMENTS OF CHANGES IN NET ASSETS (CONTINUED)

                                   **LIFESTYLE    **LIFESTYLE    **LIFESTYLE    **LIFESTYLE    **LIFESTYLE
                                    AGGRESSIVE       GROWTH        BALANCED       MODERATE     CONSERVATIVE
                                       1000           820            640            460            280
                                   SUB-ACCOUNT    SUB-ACCOUNT    SUB-ACCOUNT    SUB-ACCOUNT    SUB-ACCOUNT       TOTAL
                                   ------------   ------------   ------------   ------------   ------------   ------------
                                   PERIOD ENDED   PERIOD ENDED   PERIOD ENDED   PERIOD ENDED   PERIOD ENDED    YEAR ENDED
                                    DEC. 31/97     DEC. 31/97     DEC. 31/97     DEC. 31/97     DEC. 31/97     DEC. 31/97
                                   ------------   ------------   ------------   ------------   ------------   ------------
FROM OPERATIONS
Net investment income...........    $    4,916     $   36,584     $   16,038      $    842        $    9      $  8,330,428
Net realized gain (loss)........           841          3,060          4,837            (6)            1         3,497,468
Net unrealized appreciation
  (depreciation) of investments
  during the period.............       (11,049)       (24,740)        43,781             3            29        30,266,096
                                    ----------     ----------     ----------      --------        ------      ------------
Net increase (decrease) in net
  assets derived from
  operations....................        (5,292)        14,904         64,656           839            39        42,093,992
                                    ----------     ----------     ----------      --------        ------      ------------
FROM CAPITAL TRANSACTIONS
Additions (deductions) from:
  Transfer of net premiums......       421,769      2,011,046        568,684        92,570           150       123,892,455
  Transfer on death.............            --             --             --            --            --           (44,313)
  Transfer of terminations......       (47,502)       (85,509)      (122,871)       (2,513)         (224)      (27,451,360)
  Transfer of policy loans......        (3,766)          (826)            --            --            --        (3,124,737)
  Net interfund transfers.......     2,063,763      3,319,383      1,613,028        11,484         1,376           179,113
                                    ----------     ----------     ----------      --------        ------      ------------
                                     2,434,264      5,244,094      2,058,841       101,541         1,302        93,451,158
                                    ----------     ----------     ----------      --------        ------      ------------
Net increase (decrease) in net
  assets........................     2,428,972      5,258,998      2,123,497       102,380         1,341       135,545,150
NET ASSETS
Beginning of year...............            --             --             --            --            --       210,786,143
                                    ----------     ----------     ----------      --------        ------      ------------
End of year.....................    $2,428,972     $5,258,998     $2,123,497      $102,380        $1,341      $346,331,293
                                    ==========     ==========     ==========      ========        ======      ============


                                             TOTAL
                                  ---------------------------
                                   YEAR ENDED     YEAR ENDED
                                   DEC. 31/96     DEC. 31/95
                                  ------------   ------------
FROM OPERATIONS
Net investment income...........  $ 22,590,083   $  1,693,796
Net realized gain (loss)........     1,480,090        352,258
Net unrealized appreciation
  (depreciation) of investments
  during the period.............    (7,388,363)    13,443,319
                                  ------------   ------------
Net increase (decrease) in net
  assets derived from
  operations....................    16,681,810     15,489,373
                                  ------------   ------------
FROM CAPITAL TRANSACTIONS
Additions (deductions) from:
  Transfer of net premiums......   100,180,503     56,893,884
  Transfer on death.............            --       (202,957)
  Transfer of terminations......   (16,030,382)   (10,749,848)
  Transfer of policy loans......    (1,411,288)    (1,356,542)
  Net interfund transfers.......       463,377        444,357
                                  ------------   ------------
                                    83,202,210     45,028,894
                                  ------------   ------------
Net increase (decrease) in net
  assets........................    99,884,020     60,518,267
NET ASSETS
Beginning of year...............   110,902,123     50,383,856
                                  ------------   ------------
End of year.....................  $210,786,143   $110,902,123
                                  ============   ============

 * Reflects the period from commencement of operations February 14, 1996 through December 31, 1996

** Reflects the period from commencement of operations May 1, 1997 through December 31, 1997

See accompanying notes.

                           SEPARATE ACCOUNT THREE OF
              THE MANUFACTURERS LIFE INSURANCE COMPANY OF AMERICA

                         NOTES TO FINANCIAL STATEMENTS
                               December 31, 1997

1.  ORGANIZATION

Separate Account Three of The Manufacturers Life Insurance Company of America (the "Separate Account") is a unit investment trust registered under the Investment Company Act of 1940, as amended. The Separate Account is comprised of investment sub-accounts available for allocation of net premiums under single premium variable life and variable universal life insurance policies (the "Policies") issued by The Manufacturers Life Insurance Company of America ("Manufacturers Life of America"). The Separate Account was established by Manufacturers Life of America, a life insurance company organized in 1983 under Michigan law. Manufacturers Life of America is an indirect, wholly-owned subsidiary of The Manufacturers Life Insurance Company ("Manulife Financial"), a Canadian mutual life insurance company. On January 1, 1996, Manulife Financial merged with North American Life Assurance Company and, as a result, acquired control of the NASL Series Trust which, effective October 31, 1997, was renamed Manufacturers Investment Trust. Each investment sub-account invests solely in shares of a particular Manufacturers Investment Trust or, prior to the merger, a Manulife Series Fund. NASL Series Trust and, prior to the merger, Manulife Series Fund are registered under the Investment Company Act of 1940 as open-end management investment companies.

The International Small Cap and Blue Chip Growth Trusts were added to the Separate Account on January 1, 1997 as investment options for variable universal life policy holders of Manufacturers Life of America. The Science & Technology, Pilgram Baxter Growth, Small/Mid Cap, Worldwide Growth, Global Equity, Growth, Value, International Growth and Income, High Yield, Strategic Bond, Global Government Bond, Investment Quality Bond, Lifestyle Aggressive 1000, Lifestyle Growth 820, Lifestyle Balanced 640, Lifestyle Moderate 460, and Lifestyle Conservative 280 Trusts were added to the Separate Account on May 1, 1997 as investment options for variable universal life policy holders of Manufacturers Life of America.

The Equity Index Fund, Equity, Value Equity, Growth and Income, U.S. Government Securities, Conservative Asset Allocation, Moderate Asset Allocation, and Aggressive Asset Allocation Trusts were added to the Separate Account on February 14, 1996 as investment options for variable universal life policy holders of Manufacturers Life of America.

Effective December 31, 1996, Manulife Series Fund, Inc. was merged into the Manufacturers Investment Trust (formerly the NASL Series Trust). As a result, the following sub-accounts of the Separate Account were renamed to correspond with the fund names of the Manufacturers Investment Trust.

             MANULIFE SERIES FUND, INC.                          MANUFACTURERS INVESTMENT TRUST
                    SUB-ACCOUNTS                                          SUB-ACCOUNTS
             --------------------------                          ------------------------------
             Emerging Growth Equity Fund                              Emerging Growth Trust
                  Common Stock Fund                                 Quantitative Equity Trust
            Real Estate Securities Trust                           Real Estate Securities Fund
                Balanced Assets Fund                                     Balanced Trust
              Capital Growth Bond Fund                              Capital Growth Bond Trust
                  Money Market Fund                                    Money Market Trust
                 International Fund                                 International Stock Trust
          Pacific Rim Emerging Markets Fund                    Pacific Rim Emerging Markets Trust
                  Equity Index Fund                                    Equity Index Trust

All references hereinafter to Manufacturers Investment Trust would have been to Manulife Series Fund, Inc. prior to December 31, 1996.

Manufacturers Life of America is the legal owner of the Separate Account. Manufacturers Life of America is required to maintain assets in the Separate Account with a total market value at least equal to the reserves and other liabilities relating to the variable benefits under all policies participating in the Separate Account. These assets may not be charged with liabilities

                           SEPARATE ACCOUNT THREE OF
              THE MANUFACTURERS LIFE INSURANCE COMPANY OF AMERICA

                      FINANCIAL STATEMENTS -- (CONTINUED)

which arise from any other business Manufacturers Life of America conducts. However, all obligations under the variable policies are general corporate obligations of Manufacturers Life of America.

Additional assets are held in Manufacturers Life of America's general account to cover the contingency that the guaranteed minimum death benefit might exceed the death benefit which would have been payable in the absence of such guarantee.

2.  SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of significant accounting policies followed by the Separate Account in preparation of its financial statements:

a. Valuation of Investments -- Investments are made among the thirty-five Trusts of Manufacturers Investment Trust and are valued at the reported net asset values of these Trusts. Transactions are recorded on the trade date. Net investment income and net realized gains on investments in Manufacturers Investment Trust are reinvested.

b. Realized gains and losses on the sale of investments are computed on the first-in, first-out basis.

c.   Dividend income is recorded on the ex-dividend date.

d. Federal Income Taxes -- Manufacturers Life of America, the Separate Account's sponsor, is taxed as a "life insurance company" under the Internal Revenue Code. Under these provisions of the Code, the operations of the Separate Account form part of the sponsor's total operations and are not taxed separately.

     The current year's operations of the Separate Account are not expected to affect the sponsor's tax liabilities and, accordingly, no charges were made against the Separate Account for federal, state and local taxes. However, in the future, should the sponsor incur significant tax liabilities related to the Separate Account's operations, it intends to make a charge or establish a provision within the Separate Account for such taxes.

USE OF ESTIMATES IN THE PREPARATION OF FINANCIAL STATEMENTS

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3.  PREMIUM DEDUCTIONS

Manufacturers Life of America deducts certain charges for state, local, and federal taxes from the gross premium before placing the remaining net premiums in the sub-accounts.

4.  PURCHASES AND SALES OF MANUFACTURERS INVESTMENT TRUST SHARES

Purchases and sales of the shares of common stock of Manufacturers Investment Trust for the year ended December 31, 1997 were $152,223,137 and $49,351,462, respectively, and for the year ended December 31, 1996 were $135,942,906 and $28,281,133, respectively.

                           SEPARATE ACCOUNT THREE OF
              THE MANUFACTURERS LIFE INSURANCE COMPANY OF AMERICA

                      FINANCIAL STATEMENTS -- (CONTINUED)

5.  RELATED PARTY TRANSACTIONS

ManEquity, Inc., a registered broker-dealer and indirect wholly-owned subsidiary of Manulife Financial, acts as the principal underwriter of the Policies pursuant to a Distribution Agreement with Manufacturers Life of America. Registered representatives of either ManEquity, Inc. or other broker-dealers having distribution agreements with ManEquity, Inc. who are also authorized as variable life insurance agents under applicable state insurance laws, sell the Policies. Registered representatives are compensated on a commission basis.

Manufacturers Life of America has a formal service agreement with its affiliates, Manulife Financial and The Manufacturers Life Insurance Company (U.S.A.), which can be terminated by either party upon two months notice. Under this Agreement, Manufacturers Life of America pays for legal, actuarial, investment and certain other administrative services.

              THE MANUFACTURERS LIFE INSURANCE COMPANY OF AMERICA

                    CONSOLIDATED BALANCE SHEETS (UNAUDITED)

                                                                 AS AT           AS AT
                                                              SEPTEMBER 30    DECEMBER 31
                                                                  1998           1997
                                                              ------------    -----------
                                  ASSETS ($ THOUSANDS)
Investments:
Securities available-for-sale, at fair value:
     Fixed maturity (amortized cost: 1998 $49,413; 1997
      $66,565)..............................................   $   54,255     $   67,893
     Equity (cost: 1998 $20,013; 1997 $20,153)..............       17,886         19,460
     Policy loans...........................................       18,341         14,673
     Cash and short-term investments........................       21,559         22,012
                                                               ----------     ----------
Total investments...........................................   $  112,041     $  124,038
                                                               ==========     ==========

Deferred acquisition costs..................................   $  155,300     $  130,355
Income taxes recoverable....................................        4,225          5,679
Other assets................................................        7,508          9,495
Separate account assets.....................................      929,356        897,044
                                                               ----------     ----------
Total assets................................................   $1,208,430     $1,166,611
                                                               ==========     ==========

                     LIABILITIES, CAPITAL AND SURPLUS ($ THOUSANDS)
Liabilities:
     Policyholder liabilities and accruals..................   $   99,494     $   94,477
     Notes payable..........................................        8,500         41,500
     Due to affiliates......................................       14,008         13,943
     Deferred income taxes..................................        2,334          1,174
     Other liabilities......................................       15,873         11,704
     Separate account liabilities...........................      929,356        897,044
                                                               ----------     ----------
Total liabilities...........................................   $1,069,565     $1,059,842
                                                               ==========     ==========

Capital and Surplus:
     Common shares..........................................   $    4,502     $    4,502
     Preferred shares.......................................       10,500         10,500
     Contributed surplus....................................      132,887         98,569
     Retained earnings (deficit)............................       (4,677)        (1,910)
     Foreign currency translation adjustment................       (5,986)        (5,272)
     Net unrealized gain on securities available-for-sale...        1,639            380
                                                               ----------     ----------
Total capital and surplus...................................   $  138,865     $  106,769
                                                               ----------     ----------
Total liabilities, capital and surplus......................   $1,208,430     $1,166,611
                                                               ==========     ==========

The accompanying notes are an integral part of these consolidated financial statements.

              THE MANUFACTURERS LIFE INSURANCE COMPANY OF AMERICA

                 CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)

                                                              THREE MONTHS ENDED    NINE MONTHS ENDED
                                                                 SEPTEMBER 30          SEPTEMBER 30
                                                              ------------------    ------------------
                                                               1998       1997       1998       1997
                                                              -------    -------    -------    -------
                                                                           ($ THOUSANDS)
Revenue:
     Premiums...............................................  $ 2,109    $ 2,376    $ 6,267    $ 6,018
     Fee income.............................................   13,581     10,114     39,592     32,519
     Net investment income..................................    1,578       (387)     4,197      6,301
     Realized investment gains (losses).....................       --        117         (8)       (88)
     Other..................................................      156         43        260        186
                                                              -------    -------    -------    -------
Total Revenue...............................................  $17,424    $12,263    $50,308    $44,936
                                                              -------    -------    -------    -------
Benefits and Expenses:
     Policyholder benefits and claims.......................  $ 3,879    $ 5,357    $11,461    $ 7,050
     Operating costs and expenses...........................   10,320      9,457     29,793     25,521
     Commissions............................................      599        609      1,895      2,955
     Amortization of deferred acquisition costs.............    3,641      2,980      8,127     10,214
     Interest expense.......................................      381         --      2,265      2,156
     Policyholder dividends.................................      180         49        974      1,202
                                                              -------    -------    -------    -------
Total benefits and expenses.................................  $19,000    $18,362    $54,515    $49,178
                                                              -------    -------    -------    -------
Income (loss) before income taxes...........................   (1,576)    (6,099)    (4,207)    (4,242)
                                                              -------    -------    -------    -------
Income tax benefit (expense)................................      472      2,036      1,440        976
                                                              -------    -------    -------    -------
Net income (loss)...........................................  $(1,104)   $(4,063)   $(2,767)   $(3,266)
                                                              =======    =======    =======    =======

The accompanying notes are an integral part of these consolidated financial statements.

              THE MANUFACTURERS LIFE INSURANCE COMPANY OF AMERICA

               CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

                                                                NINE MONTHS ENDED
                                                                  SEPTEMBER 30
                                                              ---------------------
                                                                1998        1997
                                                              --------    ---------
                                                                  ($ THOUSANDS)
Operating Activities:
Net loss....................................................  $ (2,767)   $  (3,266)
Adjustments to reconcile net income to net cash used in
  operating activities:
     Additions (decreases) to policy liabilities............     3,598       (2,213)
     Deferred acquisition costs.............................   (33,818)     (20,267)
     Amortization of deferred acquisition costs.............     8,127       10,214
     Realized losses on investments.........................         8           88
     Additions (decreases) to deferred income taxes.........       620       (2,577)
     Other..................................................     9,206        3,533
                                                              --------    ---------
Net cash used in operating activities.......................  $(15,026)   $ (14,488)
                                                              --------    ---------

Investing Activities:
Fixed maturity securities sold..............................  $ 23,363    $  67,003
Fixed maturity securities purchased.........................    (6,654)     (46,244)
Equities sold...............................................     7,032        6,671
Equities purchased..........................................    (6,919)      (6,752)
Policy loans advanced, net..................................    (3,668)      (3,696)
Guaranteed annuity contracts................................        --      171,691
                                                              --------    ---------
Cash provided by investing activities.......................  $ 13,154    $ 188,673
                                                              --------    ---------

Financing Activities:
Receipts from variable life and annuity policies credited to
  policyholder account balances.............................  $  6,071    $   5,735
Withdrawals of policyholder account balances on variable
  life and annuity policies.................................    (4,652)      (2,891)
Repayment of bonds payable..................................        --     (158,760)
                                                              --------    ---------
Cash provided by (used in) financing activities.............  $  1,419    $(155,916)
                                                              --------    ---------

Cash and Short-Term Investments:
Increase (decrease) during the period.......................  $   (453)   $  18,269
Balance, beginning of year..................................    22,012       17,493
                                                              --------    ---------
Balance, end of period......................................  $ 21,559    $  35,762
                                                              ========    =========

The accompanying notes are an integral part of these consolidated financial statements.

              THE MANUFACTURERS LIFE INSURANCE COMPANY OF AMERICA
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               SEPTEMBER 30, 1998
                                  (UNAUDITED)

1.  BASIS OF PRESENTATION

The accompanying unaudited consolidated financial statements of The Manufacturers Life Insurance Company of America and its wholly-owned subsidiaries have been prepared in accordance with generally accepted accounting principles ("GAAP"), except that they do not contain complete notes. However, in the opinion of management, these statements include all normal recurring adjustments necessary for a fair presentation of the results. These financial statements should be read in conjunction with the financial statements and the related notes included in ManAmerica's annual report on Form 10-K for the year ended December 31, 1997. Operating results for the nine months ended September 30, 1998 are not necessarily indicative of the results that may be expected for the full year ending December 31, 1998.

2.  COMPREHENSIVE INCOME

The Company adopted Statement of Financial Accounting Standards (SFAS) 130, "Reporting Comprehensive Income". SFAS 130 establishes standards for reporting and displaying comprehensive income and its components in a full set of general-purpose annual financial statements. Comprehensive income includes all changes in capital and surplus during a period except those resulting from investments by, and distributions to shareholders. The adoption of SFAS 130 resulted in revised and additional disclosures but had no effect on the financial position, results of operations, or liquidity of the Company.

Total comprehensive income for the three months and nine months ended September 30, 1998 and 1997 was as follows:

                                                              THREE MONTHS ENDED    NINE MONTHS ENDED
                                                                 SEPTEMBER 30          SEPTEMBER 30
                                                              ------------------    ------------------
COMPREHENSIVE INCOME:                                          1998       1997       1998       1997
---------------------                                         -------    -------    -------    -------
Net income (loss)...........................................  $(1,104)   $(4,063)   $(2,767)   $(3,266)
Other comprehensive income, net of tax:
  Unrealized holding gains (losses) on available-for-sale
     securities.............................................      269       (396)     1,259        672
  Foreign currency translation..............................       75         --       (714)        --
                                                              -------    -------    -------    -------
Other comprehensive income (loss)...........................  $   344    $  (396)   $   545    $   672
                                                              -------    -------    -------    -------
Comprehensive Income (Loss).................................  $  (760)   $(4,459)   $(2,222)   $(2,594)
                                                              =======    =======    =======    =======

Other comprehensive income is reported net of taxes of $185 and $(213) for the three months and $293 and $362 for the nine months ended September 30, 1998 and 1997, respectively.

3.  CAPITAL CONTRIBUTION

On June 30, 1998 an outstanding promissory note issued by the Company on December 5, 1997 to ManUSA in the amount of $34.3 million ($33 million principal plus $1.3 million accrued interest) was converted to capital and reported as contributed surplus.

4.  COMPARATIVE FIGURES

Certain amounts in the 1997 financial statements have been reclassified to conform to the 1998 financial statement presentation.

                CONSOLIDATED FINANCIAL STATEMENTS AND SCHEDULES
              THE MANUFACTURERS LIFE INSURANCE COMPANY OF AMERICA

                  YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995

                      WITH REPORT OF INDEPENDENT AUDITORS

                                    CONTENTS

Report of Independent Auditors..............................    F-33
Audited Consolidated Financial Statements
Consolidated Balance Sheets.................................    F-34
Consolidated Statements of Income...........................    F-35
Consolidated Statements of Changes in Capital And Surplus...    F-36
Consolidated Statements of Cash Flows.......................    F-37
Notes to Consolidated Financial Statements..................    F-38

                         REPORT OF INDEPENDENT AUDITORS

The Board of Directors
  THE MANUFACTURERS LIFE INSURANCE COMPANY OF AMERICA

We have audited the accompanying consolidated balance sheets of The Manufacturers Life Insurance Company of America as of December 31, 1997 and 1996, and the related consolidated statements of income, changes in capital and surplus and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of The Manufacturers Life Insurance Company of America at December 31, 1997 and 1996, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1997 in conformity with generally accepted accounting principles.

                                                           /s/ Ernst & Young LLP
                                                               ERNST & YOUNG LLP

Philadelphia, Pennsylvania
March 20, 1998

              THE MANUFACTURERS LIFE INSURANCE COMPANY OF AMERICA

                          CONSOLIDATED BALANCE SHEETS

                                                                 AS AT DECEMBER 31
                                                              ------------------------
                                                                 1997          1996
                                                              ----------    ----------
                                 ASSETS ($ THOUSANDS)
Investments:
Securities available-for-sale, at fair value: (note 4)
     Fixed maturity (amortized cost: 1997 $66,565; 1996
      $50,456)..............................................  $   67,893    $   51,708
     Equity (cost: 1997 $20,153; 1996 $19,450)..............      19,460        21,572
     Mortgage loans.........................................         131           645
     Policy loans...........................................      14,673         9,822
     Cash and short-term investments........................      22,012        17,493
                                                              ----------    ----------
Total investments...........................................  $  124,169    $  101,240
                                                              ==========    ==========

Guaranteed annuity contracts (note 5).......................  $       --    $  171,691
Deferred acquisition costs (note 6).........................     130,355       102,610
Income taxes recoverable....................................       5,679        10,549
Deferred income taxes (note 7)..............................          --         1,041
Other assets................................................       9,364         7,378
Separate account assets.....................................     897,044       668,094
                                                              ----------    ----------
Total assets................................................  $1,166,611    $1,062,603
                                                              ==========    ==========
                    LIABILITIES, CAPITAL AND SURPLUS ($ THOUSANDS)
Liabilities:
     Policyholder liabilities and accruals..................  $   94,477    $   91,915
     Bonds payable (note 5).................................          --       158,760
     Notes payable (note 8).................................      41,500         8,500
     Due to affiliates......................................      13,943        11,122
     Deferred income taxes (note 7).........................       1,174            --
     Other liabilities......................................      11,704         7,582
     Separate account liabilities...........................     897,044       668,094
                                                              ----------    ----------
Total liabilities...........................................  $1,052,842    $  945,973

Capital and Surplus:
     Common shares (note 9).................................  $    4,502    $    4,502
     Preferred shares (note 9)..............................      10,500        10,500
     Contributed surplus....................................      98,569        98,569
     Retained earnings (deficit)............................      (1,910)        1,726
     Foreign currency translation adjustment................      (5,272)           --
     Net unrealized gains on securities available-for-sale
      (note 4)..............................................         380         1,333
                                                              ----------    ----------
Total capital and surplus...................................  $  106,769    $  116,630
                                                              ==========    ==========

Total liabilities, capital and surplus......................  $1,166,611    $1,062,603
                                                              ==========    ==========

The accompanying notes are an integral part of these consolidated financial statements.

              THE MANUFACTURERS LIFE INSURANCE COMPANY OF AMERICA
                       CONSOLIDATED STATEMENTS OF INCOME

                                                              FOR THE YEARS ENDED DECEMBER 31
                                                              -------------------------------
                                                               1997        1996        1995
                                                              -------    --------    --------
                                                                       ($ THOUSANDS)
Revenue:
     Premiums...............................................  $ 5,334    $ 12,898    $ 15,293
     Fee income.............................................   41,955      40,434      24,986
     Net investment income (note 4).........................    8,275      19,651      18,729
     Realized investment gains (losses).....................      118        (119)      3,084
     Other..................................................      544         668          82
                                                              -------    --------    --------
Total Revenue...............................................  $56,226    $ 73,532    $ 62,174
                                                              -------    --------    --------
Benefits and expenses:
     Policyholder benefits and claims.......................  $ 6,733    $ 14,473    $ 16,905
     Operating costs and expenses...........................   41,742      34,581      30,728
     Commissions............................................    2,838      10,431       5,859
     Amortization of deferred acquisition costs (note 6)....    4,860      13,240       5,351
     Interest expense.......................................    2,750      12,251      12,251
     Policyholder dividends.................................    1,416         872       1,886
                                                              -------    --------    --------
Total benefits and expenses.................................   60,339      85,848      72,980
                                                              -------    --------    --------
Loss before income taxes....................................   (4,113)    (12,316)    (10,806)
                                                              -------    --------    --------
Income tax benefit (note 7).................................      477       3,909       3,960
                                                              -------    --------    --------
Net loss....................................................  $(3,636)   $ (8,407)   $ (6,846)
                                                              =======    ========    ========

The accompanying notes are an integral part of these consolidated financial statements.

              THE MANUFACTURERS LIFE INSURANCE COMPANY OF AMERICA

           CONSOLIDATED STATEMENTS OF CHANGES IN CAPITAL AND SURPLUS

                                                                                   NET
                                                                                UNREALIZED         FOREIGN      TOTAL
                                                                RETAINED      GAINS (LOSSES)      CURRENCY     CAPITAL
                                        CAPITAL   CONTRIBUTED   EARNINGS      ON SECURITIES      TRANSLATION     AND
                                         STOCK      SURPLUS     (DEFICIT)   AVAILABLE-FOR-SALE   ADJUSTMENT    SURPLUS
                                        -------   -----------   ---------   ------------------   -----------   --------
                                                                         ($ THOUSANDS)
FOR THE YEARS ENDED DECEMBER 31
1997
Balance, January 1....................  $15,002     $98,569      $ 1,726         $ 1,333                --     $116,630
     Net loss during the year.........                            (3,636)                                        (3,636)
     Change in unrealized gain (loss)
       net of taxes (note 4)..........                                              (953)                          (953)
     Other............................                                                              (5,272)      (5,272)
                                        -------     -------      -------         -------           -------     --------
Balance, December 31 (Note 9).........  $15,002     $98,569      $(1,910)        $   380           $(5,272)    $106,769
                                        -------     -------      -------         -------           -------     --------
1996
Balance, January 1....................  $15,002     $83,569      $10,133         $ 1,816                --     $110,520
     Net loss during the year.........                            (8,407)                                        (8,407)
     Change in unrealized gain (loss),
       net of taxes (note 4)..........                                              (483)                          (483)
     Issuance of shares (note 9)......               15,000                                                      15,000
                                        -------     -------      -------         -------           -------     --------
Balance, December 31..................  $15,002     $98,569      $ 1,726         $ 1,333                --     $116,630
                                        -------     -------      -------         -------           -------     --------
1995
Balance, January 1....................  $15,002     $70,999      $16,979         $(1,141)               --     $101,839
     Net loss during the year.........                            (6,846)                                        (6,846)
     Change in unrealized gain (loss),
       net of taxes...................                    0                        2,957                          2,957
     Issuance of shares (note 9)......               12,570                                                      12,570
                                        -------     -------      -------         -------           -------     --------
Balance, December 31..................  $15,002     $83,569      $10,133         $ 1,816                --     $110,520
                                        -------     -------      -------         -------           -------     --------

The accompanying notes are an integral part of these consolidated financial statements.

              THE MANUFACTURERS LIFE INSURANCE COMPANY OF AMERICA

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                              FOR THE YEARS ENDED DECEMBER 31
                                                              --------------------------------
                                                                1997        1996        1995
                                                              ---------   ---------   --------
                                                                       ($ THOUSANDS)
OPERATING ACTIVITIES:
Net Loss....................................................  $  (3,636)  $  (8,407)  $ (6,846)
Adjustments to reconcile net loss to net cash used in
  operating activities:
     Additions (decreases) to policy liabilities............     (2,147)      3,287      7,329
     Deferred acquisition costs.............................    (33,544)    (36,024)   (28,147)
     Amortization of deferred acquisition costs.............      4,860      13,240      5,351
     Realized (gains) losses on investments.................       (118)        119     (3,084)
     Decreases to deferred income taxes.....................      2,730         777      1,168
     Other..................................................      7,144       6,540     (5,336)
                                                              ---------   ---------   --------
Net cash used in operating activities.......................    (24,711)    (20,468)   (29,565)

INVESTING ACTIVITIES:
Fixed maturity securities sold..............................     73,772     120,234     67,507
Fixed maturity securities purchased.........................    (89,763)   (108,401)   (76,402)
Equity securities sold......................................     10,586      25,505      6,500
Equity securities purchased.................................    (11,289)    (22,203)    (1,726)
Mortgage loans repaid.......................................        514       6,669     77,086
Policy loans advanced.......................................     (4,851)     (2,867)    (2,461)
Guaranteed annuity contracts................................    171,691     (16,356)   (79,710)
                                                              ---------   ---------   --------
Cash provided by (used in) investing activities.............    150,660       2,581     (9,206)

FINANCING ACTIVITIES:
Receipts from variable life and annuity policies credited to
  policyholder account balances.............................      7,582       5,493      9,017
Withdrawals of policyholder account balances on variable
  life and annuity policies.................................     (3,252)     (2,994)    (3,173)
Bonds payable repaid........................................   (158,760)         --         --
Issuance of shares..........................................         --      15,000     12,570
Issuance of promissory note.................................     33,000          --         --
Issuance of surplus notes...................................         --          --      8,500
                                                              ---------   ---------   --------
Cash provided by (used in) financing activities.............   (121,430)     17,499     26,914
                                                              ---------   ---------   --------
CASH AND SHORT-TERM INVESTMENTS:
Increase (decrease) during the year.........................      4,519        (388)   (11,857)
Balance, beginning of year..................................     17,493      17,881     29,738
                                                              ---------   ---------   --------
BALANCE, END OF YEAR........................................  $  22,012   $  17,493   $ 17,881
                                                              =========   =========   ========

The accompanying notes are an integral part of these consolidated financial statements.

              THE MANUFACTURERS LIFE INSURANCE COMPANY OF AMERICA

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               DECEMBER 31, 1997
                           (IN THOUSANDS OF DOLLARS)

1.  ORGANIZATION

The Manufacturers Life Insurance Company of America ("ManAmerica" or the "Company") is a wholly-owned subsidiary of The Manufacturers Life Insurance Company (U.S.A.) ("ManUSA" or the "Parent"), which is in turn an indirectly owned subsidiary of The Manufacturers Life Insurance Company ("Manulife Financial"), a Canadian-based mutual life insurance company. The Company markets variable annuity and variable life products in the United States and traditional insurance products in Taiwan.

2.  BASIS OF PRESENTATION

a) Adoption of Generally Accepted Accounting Principles

The accompanying consolidated financial statements of The Manufacturers Life Insurance Company of America and its wholly-owned subsidiaries have been prepared in accordance with generally accepted accounting principles ("GAAP").

Prior to 1996, the Company prepared its financial statements in conformity with statutory accounting practices prescribed or permitted by the Insurance Department of the State of Michigan which practices were considered GAAP for mutual life insurance companies and their wholly-owned direct and indirect subsidiaries. Financial Accounting Standard Board Interpretation 40, "Applicability of Generally Accepted Accounting Principles to Mutual Life Insurance and Other Enterprises" ("FIN 40") as amended, which is effective for 1996 annual financial statements and thereafter, no longer permits statutory based financial statements to be described as being prepared in conformity with GAAP. Accordingly, the Company has adopted GAAP including Statement of Financial Accounting Standards 120 ("FAS 120"), "Accounting and Reporting by Mutual Life Insurance Enterprises and by Insurance Enterprises for Certain Long Duration Participating Contracts", which addresses the accounting for long-duration insurance and reinsurance contracts, including all participating business.

Pursuant to the requirements of FIN 40 and FAS 120, the effect of the changes in accounting have been applied retroactively and the previously issued 1995 financial statements have been restated for the change.

The adoption had the effect of increasing net income for 1995 by approximately $6,859.

b) Recent Accounting Standards

In 1997, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("FAS") No. 129 "Disclosure of Information about Capital Structure," FAS No. 130 "Reporting Comprehensive Income," and FAS No. 131 "Disclosures about Segments of an Enterprise and Related Information." These new accounting standards, which will be effective for the 1998 financial statements, will result primarily in additional disclosures in the Company's financial statements and are not expected to have a material effect on the Company's financial position and results of operations.

c) Reorganization

On December 20, 1995, Manulife Reinsurance Corporation (U.S.A.) ("MRC") transferred to the Company all of the common and preferred shares of Manufacturers Adviser Corporation ("MAC"), an investment adviser registered under the Investment Advisers Act of 1940.

On December 31, 1996, ManUSA transferred to the Company all of the common and preferred shares of Manulife Holding Corporation ("Holdco"), an investment holding company. Holdco has primarily two wholly-owned subsidiaries, ManEquity Inc., a registered broker/dealer, and the Manufacturers Life Mortgage Securities Corporation ("MLMSC"), an issuer of mortgage-backed US Dollar bonds. The Company then transferred all the common and preferred shares of MAC to Holdco for two shares of $1 common stock of Holdco.

These transfers have been accounted for using the pooling-of-interests method of accounting. Under this method, the assets, liabilities, capital and surplus, revenues and expenses of each separate entity are combined retroactively at their historical

              THE MANUFACTURERS LIFE INSURANCE COMPANY OF AMERICA
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

carrying values to form the financial statements of the Company for all periods presented to give effect to the reorganization as if the structure in place at December 31, 1996 had been in place as of the earliest period presented in these consolidated financial statements. The accounts of all subsidiary companies are therefore combined and all significant inter-company balances and transactions are eliminated on combination. In addition, the capital and surplus of the Company has been restated retroactively to reflect the capital structure in place at December 31, 1996.

The revenues and net income reported by the separate entities and the combined amounts presented in the accompanying consolidated financial statements are as follows:

                                                              FOR THE YEARS ENDED
                                                                  DECEMBER 31
                                                              -------------------
                                                                1996       1995
                                                              --------   --------
                                                                 ($ THOUSANDS)

Revenue:
  ManAmerica................................................  $54,404    $45,655
  Holdco....................................................   15,543     13,828
  MAC.......................................................    3,585      2,691
                                                              -------    -------
Total revenue...............................................  $73,532    $62,174
                                                              =======    =======
Net Income (loss):
  ManAmerica................................................  $(8,676)   $(7,402)
  Holdco....................................................     (670)       (10)
  MAC.......................................................      939        566
                                                              -------    -------
Total net loss..............................................  $(8,407)   $(6,846)
                                                              =======    =======

In October 1997, MLMSC was absorbed into Holdco subsequent to the maturity and repayment of the mortgage-backed US dollar bonds. All assets and liabilities of MLMSC were transferred to Holdco at their respective book values.

3.  SIGNIFICANT ACCOUNTING POLICIES

a) Preparation of Financial Statements

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from reported results using those estimates.

b) Investments

The Company classifies all of its fixed maturity and equity securities as available-for-sale and records these securities at fair value. Realized gains and losses on sales of securities classified as available-for-sale are recognized in net income using the specific identification method. Changes in the fair value of securities available-for-sale are reflected directly in surplus after adjustments for deferred taxes and deferred acquisition costs. Discounts and premiums on investments are amortized using the effective interest method.

Mortgage loans are reported at amortized cost, net of a provision for losses. The provision for losses is established for mortgage loans which are considered to be impaired when the Company has determined that it is probable that all amounts due under contractual terms will not be collected. Impaired loans are reported at the lower of unpaid principal or fair value of the underlying collateral.

Policy loans are reported at aggregate unpaid balances which approximate fair value.

Short-term investments include investments with maturities of less than one year at the date of acquisition.

              THE MANUFACTURERS LIFE INSURANCE COMPANY OF AMERICA
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

c) Deferred Acquisition Costs (DAC)

Commissions and other expenses which vary with and are primarily related to the production of new business are deferred to the extent recoverable and included as an asset. DAC associated with variable annuity and variable life insurance contracts is charged to expense in relation to the estimated gross profits of those contracts. The amortization is adjusted retrospectively when estimates of current or future gross profits are revised. DAC associated with traditional life insurance policies is charged to expense over the premium paying period of the related policies. DAC is adjusted for the impact on estimated future gross profits assuming the unrealized gains or losses on securities had been realized at year-end. The impact of any such adjustments is included in net unrealized gains (losses) in Capital and Surplus. DAC is reviewed annually to determine recoverability from future income and, if not recoverable, it is immediately expensed.

d) Policyholder Liabilities

For variable annuity and variable life contracts, reserves equal the policyholder account value. Account values are increased for deposits received and interest credited and are reduced by withdrawals, mortality charges and administrative expenses charged to the policyholders. Policy charges which compensate the Company for future services are deferred and recognized in income over the period earned, using the same assumptions used to amortize DAC.

Policyholder liabilities for traditional life insurance policies sold in Taiwan are computed using the net level premium method and are based upon estimates as to future mortality, persistency, maintenance expense and interest rate yields that were established in the year of issue.

e) Separate Accounts

Separate account assets and liabilities represent funds that are separately administered, principally for variable annuity and variable life contracts, and for which the contract holder, rather than the Company, bears the investment risk. Separate account contract holders have no claim against the assets of the general account of the Company. Separate account assets are recorded at market value. Operations of the separate accounts are not included in the accompanying financial statements.

f) Revenue Recognition

Fee income from variable annuity and variable life insurance policies consists of policy charges for the cost of insurance, expenses and surrender charges that have been assessed against the policy account balances. Policy charges that are designed to compensate the company for future services are deferred and recognized in income over the period benefited, using the same assumptions used to amortize DAC. Premiums on long-duration life insurance contracts are recognized as revenue when due. Investment income is recorded when due.

g) Expenses

Expenses for variable annuity and variable life insurance policies include interest credited to policy account balances and benefit claims incurred during the period in excess of policy account balances.

h) Reinsurance

The Company is routinely involved in reinsurance transactions in order to minimize exposure to large risks. Life reinsurance is accomplished through various plans including yearly renewable term, co-insurance and modified co-insurance. Reinsurance premiums and claims are accounted for on a basis consistent with that used in accounting for the original policies issued and the terms of the reinsurance contracts. Premiums and claims are reported net of reinsured amounts. Amounts paid with respect to ceded reinsurance contracts are reported as reinsurance receivables in other assets.

              THE MANUFACTURERS LIFE INSURANCE COMPANY OF AMERICA
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

i) Foreign Exchange

The Company's Taiwanese branch balance sheet and statement of income are translated at the current exchange and average exchange rates for the year respectively. The resultant translation adjustments are included as a separate component in capital and surplus. In prior years, there were no reported translation adjustments as there were no significant movements in foreign currency exchange rates.

j) Income Tax

Income taxes have been provided for in accordance with Statement of Financial Accounting Standards 109 ("FAS109") "Accounting for Income Taxes." The Company joins ManUSA, MRC, Capitol Bankers Life Insurance Company and Manulife Reinsurance Limited ("MRL") in filing a U.S. consolidated income tax return as a life insurance group under provisions of the Internal Revenue Code. In accordance with an income tax sharing agreement, the Company's income tax provision (or benefit) is computed as if the Company filed a separate income tax return. Tax benefits from operating losses are provided at the U.S. statutory rate plus any tax credits attributable to the Company, provided the consolidated group utilizes such benefits currently. Deferred income taxes result from temporary differences between the tax basis of assets and liabilities and their recorded amounts for financial reporting purposes. Income taxes recoverable represents amounts due from ManUSA in connection with the consolidated return.

4.  INVESTMENTS AND INVESTMENT INCOME

a) Fixed Maturity and Equity Securities

At December 31, 1997, all fixed maturity and equity securities have been classified as available-for-sale and reported at fair value. The amortized cost and fair value is summarized as follows:

                                                                                          GROSS
                                                                       GROSS           UNREALIZED
                                              AMORTIZED COST     UNREALIZED GAINS        LOSSES           FAIR VALUE
                                             -----------------   -----------------   ---------------   -----------------
                                              1997      1996      1997      1996      1997     1996     1997      1996
                                             -------   -------   -------   -------   -------   -----   -------   -------
                                                                            ($ THOUSANDS)
AS AT DECEMBER 31,
Fixed maturity securities:
    U.S. government........................  $51,694   $ 9,219   $  937    $  386    $  (135)  $ (98)  $52,496   $ 9,507
    Foreign governments....................    6,922     9,227      203       221        (14)     (8)    7,111     9,440
    Corporate..............................    7,949    32,010      415       981        (78)   (230)    8,286    32,761
                                             -------   -------   ------    ------    -------   -----   -------   -------
    Total fixed maturity securities........  $66,565   $50,456   $1,555    $1,588    $  (227)  $(336)  $67,893   $51,708
    Equity securities......................  $20,153   $19,450   $1,496    $2,134    $(2,189)  $ (12)  $19,460   $21,572
                                             -------   -------   ------    ------    -------   -----   -------   -------

Proceeds from sales of fixed maturity securities during 1997 were $73,772 (1996 $120,234; 1995 $67,507). Gross gains of $955 and gross losses of $837 were realized on those sales (1996 $1,858 and $1,837; 1995 $2,630 and $218 respectively).

Proceeds from sale of equity securities during 1997 were $10,586 (1996 $25,505; 1995 $6,500). Gross gains of $NIL and gross losses of $NIL were realized on those sales (1996 $NIL and $140; 1995 $785 and $113 respectively).

              THE MANUFACTURERS LIFE INSURANCE COMPANY OF AMERICA
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

The contractual maturities of fixed maturity securities at December 31, 1997 are shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without prepayment penalties. Corporate requirements and investment strategies may result in the sale of investments before maturity.

                                                              AMORTIZED COST   FAIR VALUE
                                                              --------------   ----------
                                                                     ($ THOUSANDS)
Fixed maturity securities
  One year or less..........................................     $ 1,654        $ 1,651
  Greater than 1; up to 5 years.............................       3,876          3,953
  Greater than 5; up to 10 years............................      50,353         50,655
  Due after 10 years........................................      10,682         11,634
                                                                 -------        -------
Total fixed maturity securities.............................     $66,565        $67,893
                                                                 =======        =======

UNREALIZED GAINS (LOSSES) ON SECURITIES AVAILABLE-FOR-SALE

Net unrealized gains (losses) on fixed maturity and equity securities included in capital and surplus were as follows:

                                                                AS AT DECEMBER 31
                                                              ---------------------
                                                               1997          1996
                                                              -------       -------
                                                                  ($ THOUSANDS)

Gross unrealized gains......................................  $ 3,051       $ 3,722
Gross unrealized losses.....................................   (2,416)         (348)
DAC and other fair value adjustments........................      (50)       (1,321)
Deferred income taxes.......................................     (205)         (720)
                                                              -------       -------
Net unrealized gains (losses) on securities
  available-for-sale........................................  $   380       $ 1,333
                                                              -------       -------

b) Investment Income

Income by type of investment was as follows:

                                                               FOR THE YEARS ENDED DECEMBER 31
                                                              ----------------------------------
                                                               1997         1996          1995
                                                              ------       -------       -------
                                                                        ($ THOUSANDS)

Fixed maturity securities...................................  $4,545       $ 4,447       $ 4,430
Mortgage loans..............................................      67           278         3,076
Equity securities...........................................     331           671           646
Guaranteed annuity contracts................................   2,796        13,196         9,691
Other investments...........................................     705         1,419         1,235
                                                              ------       -------       -------
Gross investment income.....................................   8,444        20,011        19,078
                                                              ------       -------       -------
Investment expenses.........................................     169           360           349
                                                              ------       -------       -------
Net Investment Income.......................................  $8,275       $19,651       $18,729
                                                              ======       =======       =======

5.  GUARANTEED ANNUITY CONTRACTS AND BONDS PAYABLE

The Company's wholly-owned subsidiary, Manufacturers Life Mortgage Securities Corporation, has historically invested amounts received as repayments of mortgage loans in annuities issued by ManUSA. These annuities were collateral for the 8 1/4% mortgage-backed bonds payable. On March 1, 1997 the annuities matured and the proceeds were used to repay the bonds payable.

In October 1997, MLMSC was absorbed into Manulife Holding Corporation.

              THE MANUFACTURERS LIFE INSURANCE COMPANY OF AMERICA
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

6.  DEFERRED ACQUISITION COSTS

The components of the change in DAC were as follows:

                                                               FOR THE YEARS ENDED DECEMBER 31
                                                              ---------------------------------
                                                                1997        1996        1995
                                                              ---------   ---------   ---------
                                                                        ($ THOUSANDS)
Balance at January 1,.......................................  $102,610    $ 78,829    $ 60,124
Capitalization..............................................    33,544      36,024      28,147
Accretion of interest.......................................     9,357       6,344       4,992
Amortization................................................   (16,864)    (19,159)    (10,852)
Effect of net unrealized gains (losses) on securities
  available for sale........................................     1,268         996      (4,091)
Other.......................................................       440        (424)        509
                                                              --------    --------    --------
Balance at December 31......................................  $130,355    $102,610    $ 78,829
                                                              ========    ========    ========

7.  INCOME TAXES

Components of income tax benefit were as follows:

                                                               FOR THE YEARS ENDED DECEMBER 31
                                                              ---------------------------------
                                                                1997        1996        1995
                                                              ---------   ---------   ---------
                                                                        ($ THOUSANDS)
Current expense (benefit)...................................   $(3,207)    $(4,686)    $(5,128)
Deferred expense (benefit)..................................     2,730         777       1,168
                                                               -------     -------     -------
Total Benefit...............................................   $  (477)    $(3,909)    $(3,960)
                                                               =======     =======     =======

The Company's deferred income tax liability, which results from tax effecting the differences between financial statement values and tax values of assets and liabilities at each balance sheet date, relates to the following:

                                                               AS OF DECEMBER 31
                                                              -------------------
                                                                1997       1996
                                                              --------   --------
                                                                 ($ THOUSANDS)
Deferred tax assets:
     Differences in computing policy reserves...............  $34,291    $28,508
     Policyholder dividends payable.........................      240        283
     Investments............................................      793         --
                                                              -------    -------
Deferred tax assets.........................................  $35,324    $28,791
                                                              =======    =======
Deferred tax liabilities:
     Deferred acquisition costs.............................  $30,682    $25,522
     Investments............................................      166        928
     Other deferred tax liabilities.........................    5,650      1,300
                                                              -------    -------
Deferred tax liabilities....................................   36,498     27,750
                                                              -------    -------
Net deferred tax assets (liabilities).......................  $(1,174)   $ 1,041
                                                              =======    =======

The Company and its US insurance affiliates have available capital loss carryforwards of $4,800 which will begin to expire in 1999 and can only be used by Capitol Bankers Life Insurance Company.

              THE MANUFACTURERS LIFE INSURANCE COMPANY OF AMERICA
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

8.  NOTES PAYABLE

          a) The Company has an outstanding surplus debenture in the amount of $8,500 plus interest at 6.7% issued on December 31, 1995 to ManUSA which matures on December 31, 2005. Payments of principal and interest cannot be made without prior approval of the Insurance Commissioner of the State of Michigan and the Company's Board of Directors, and to the extent the Company has sufficient unassigned surplus on a statutory basis available for such payment.

          b) The Company has an outstanding promissory note in the amount of $33,000 plus interest at 6.95% issued on December 5, 1997 payable to ManUSA which matures on February 1, 2007.

9.  CAPITAL AND SURPLUS

The Company has two classes of capital stock, as follows:

                                                                 AS OF DECEMBER 31:
                                                              -------------------------
                                                                 1997          1996
                                                              -----------   -----------
                                                                    ($ THOUSANDS)
Authorized:
     5,000,000 Common shares, Par value $1.00
     5,000,000 Preferred shares, Par value $100.00
Issued and Outstanding:
     4,501,860 Common shares................................  $ 4,501,860   $ 4,501,860
     105,000 Preferred shares...............................   10,500,000    10,500,000
                                                              -----------   -----------
Total.......................................................  $15,001,860   $15,001,860
                                                              ===========   ===========

During 1996, the Company issued two common shares to its Parent Company in return for a capital contribution of $15,000.

During 1995, the Company issued one common share to its Parent Company in return for a capital contribution of $12,570.

The Company is subject to statutory limitations on the payment of dividends to its Parent. Under Michigan Insurance Law, the payment of dividends to shareholders is restricted to the surplus earnings of the Company, unless prior approval is obtained from the Michigan Insurance Bureau.

The aggregate statutory capital and surplus of the Company at December 31, 1997 was $56,598 (1996 $76,202). The aggregate statutory net loss of the Company for the year ended 1997 was $2,550 (1996 $15,961; 1995 $13,705). State regulatory authorities prescribe statutory accounting practices that differ in certain respects from generally accepted accounting principles followed by stock life insurance companies. The significant differences relate to investments, deferred acquisition costs, deferred income taxes, non-admitted asset balances and reserve calculation assumptions.

              THE MANUFACTURERS LIFE INSURANCE COMPANY OF AMERICA
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

10.  FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying values and the estimated fair values of certain of the Company's financial instruments at December 31, 1997 were as follows:

                                                              CARRYING     FAIR
                                                               VALUE      VALUE
                                                              --------   --------
                                                                 ($ THOUSANDS)
Assets:
     Fixed maturity and equity securities...................  $87,353    $87,353
     Mortgage loans.........................................      131        131
     Policy loans...........................................   14,673     14,673
Liabilities:
     Promissory note........................................   33,000     33,000
     Surplus note...........................................    8,500      8,220

The following methods and assumptions were used to estimate the fair values of the above financial instruments:

          Fixed Maturity And Equity Securities: Fair values of fixed maturity and equity securities were based on quoted market prices, where available. Fair values were estimated using values obtained from independent pricing services.

          Mortgage Loans: Fair value of mortgage loans was estimated using discounted cash flows using contractual maturities and discount rates that were based on U.S. Treasury rates for similar maturity ranges, adjusted for risk, based on property type.

          Policy Loans: Carrying values approximate fair values.

          Promissory Note: Carrying value approximates fair value.

          Surplus Note: Fair value was estimated using current interest rates that were based on U.S. Treasuries for similar maturity ranges.

11.  RELATED PARTY TRANSACTIONS

The Company has a formal service agreement with Manulife Financial which can be terminated by either party upon two months' notice. Under the Agreement, the Company will pay direct operating expenses incurred each year by Manulife Financial on its behalf. Services provided under the agreement include legal, actuarial, investment, data processing and certain other administrative services. Costs incurred under this agreement were $30,873, $26,982 and $23,210 in 1997, 1996 and 1995 respectively. In addition, there were $11,249, $6,934 and $5,052 of agents bonuses allocated to the Company during 1997, 1996 and 1995, respectively, which are included in commissions.

The Company has several reinsurance agreements with affiliated companies which may be terminated upon the specified notice by either party. These agreements are summarized as follows:

(a) The Company assumes two blocks of insurance from ManUSA under coinsurance treaties. The Company's risk is limited to $100,000 of initial face amount per claim plus a pro-rata share of any increase in face amount.

(b) The Company cedes the risk in excess of $25,000 per life to MRC under the terms of an automatic reinsurance agreement.

(c) The Company cedes a substantial portion of its risk on its Flexible Premium Variable Life policies to MRC under the terms of a stop loss reinsurance agreement.

              THE MANUFACTURERS LIFE INSURANCE COMPANY OF AMERICA
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

Selected amounts relating to the above treaties reflected in the financial statements are as follows:

                                                               FOR THE YEARS ENDED DECEMBER 31
                                                              ---------------------------------
                                                                1997        1996        1995
                                                              ---------   ---------   ---------
                                                                        ($ THOUSANDS)
Life and annuity premiums assumed...........................   $   509     $   676     $ 5,959
Life and annuity premiums ceded.............................     1,157          --          --
Policy reserves assumed.....................................    40,975      44,497      47,386
Policy reserves ceded.......................................       130         304       3,838

Reinsurance recoveries on ceded reinsurance contracts to affiliates were $3,972, $NIL and $NIL during 1997, 1996 and 1995 respectively.

The Company markets variable life insurance and variable annuity products through Separate Accounts which use Manufacturers Investment Trust (formerly NASL Series Trust) as its investment vehicle. The Manufacturers Investment Trust is an entity sponsored by an affiliated company, The Manufacturers Life Insurance of North America (formerly North American Security Life Insurance Company).

Manulife Financial provides a claims paying guarantee to the Company's U.S. policyholders.

12.  REINSURANCE

In the normal course of business, the Company assumes and cedes reinsurance as a party to several reinsurance treaties with major unrelated insurance companies. The Company remains liable for amounts ceded in the event that reinsurers do not meet their obligations.

The effects of reinsurance on premiums were as follows:

                                                                   FOR THE YEARS ENDED
                                                                       DECEMBER 31
                                                              ------------------------------
                                                                1997       1996       1995
                                                              --------   --------   --------
                                                                      ($ THOUSANDS)
Direct premiums.............................................   $8,572    $12,998     $9,809
Reinsurance ceded...........................................    2,590        776        475
                                                               ------    -------     ------
Total Premiums..............................................   $5,982    $12,222     $9,334
                                                               ======    =======     ======

Reinsurance recoveries on ceded reinsurance contracts were $909, $357 and $170 during 1997, 1996 and 1995 respectively.

13.  FOREIGN OPERATIONS

The Company markets traditional life insurance products in Taiwan through its Taiwanese Branch. The carrying amount of net assets located in Taiwan as at December 31, 1997 and 1996 was $6,006 and $15,080 respectively.

The net income (loss) related to the Taiwan and U.S. business was as follows:

                                                               FOR THE YEARS ENDED DECEMBER 31
                                                              ---------------------------------
                                                                1997        1996        1995
                                                              ---------   ---------   ---------
                                                                        ($ THOUSANDS)
Taiwan......................................................   $(2,835)   $(17,530)    $(9,332)
U.S.........................................................      (801)      9,123       2,486
                                                               -------    --------     -------
Total.......................................................   $(3,636)   $ (8,407)    $(6,846)
                                                               =======    ========     =======

14.  CONTINGENCIES

The Company is subject to various lawsuits that have arisen in the course of its business. Contingent liabilities arising from litigation, income taxes and other matters are not considered material in relation to the financial position of the Company.

APPENDIX A
SAMPLE ILLUSTRATIONS OF POLICY VALUES, CASH SURRENDER VALUES AND DEATH BENEFITS

The following tables have been prepared to help show how values under the Policy change with investment performance. The tables include both Policy Values and Cash Surrender Values as well as Death Benefits. The Policy Value is the sum of the values in the Investment Accounts, as the tables assume no values in the Guaranteed Interest Account or Loan Account. The Cash Surrender Value is the Policy Value less any applicable surrender charges. The tables illustrate how Policy Values and Cash Surrender Values, which reflect all applicable charges and deductions, and Death Benefits of the Policy on lives insured of given ages would vary over time if the return on the assets of the Portfolios was a uniform, gross, after-tax, annual rate of 0%, 6% or 12%. The Policy Values, Death Benefits and Cash Surrender Values would be different from those shown if the returns averaged 0%, 6% or 12%, but fluctuated over and under those averages throughout the years. The charges reflected in the tables include those for deductions from premiums, surrender charges, and monthly deductions.

The amount shown for the Policy Value, Death Benefit and Cash Surrender Value as of each Policy Year reflect the fact that the net investment return on the assets held in the sub-accounts is lower than the gross, after-tax return. This is because the expenses and fees borne by Manufacturers Investment Trust are deducted from the gross return. The illustrations reflect an average of those Portfolios' current expenses, which is approximately .873% per annum. The gross annual rates of return of 0%, 6% and 12% correspond to approximate net annual rates of return of -- 0.869%, 5.079% and 11.027%. The illustrations reflect the expense reimbursement in effect for the LifeStyle Trusts and the expense limitation in effect for the Equity Index Trust. In the absence of such expense reimbursement and expense limitation, the average of the Portfolio's current expenses would have been .877% per annum and the gross annual rates of return of 0%, 6% and 12% would have corresponded to approximate net annual rates of return of -- 0.873%, 5.074% and 11.022%. The expense reimbursement for the LifeStyle Trusts and the expense limitation for the Equity Index Trust remained in effect during the fiscal year ended December 31, 1998, and are expected to remain in effect during the fiscal year ended December 31, 1999. Were the expense reimbursement and expense limitation to terminate, the average of the Portfolios' current expenses would be higher and the approximate net annual rates of return would be lower.

The tables assume that no premiums have been allocated to the Guaranteed Interest Account, that planned premiums are paid on the Policy Anniversary and that no transfers, partial withdrawals, Policy loans, changes in death benefit options or changes in face amount have been made. The tables reflect the fact that no charges for federal, state or local taxes are currently made against the Separate Account. If such a charge is made in the future, it would take a higher gross rate of return to produce after-tax returns of 0%, 6% and 12% than it does now.

There are two tables shown for each combination of age and death benefit option for a Policy issued to a male non-smoker and female non-smoker, one based on current cost of insurance charges assessed by the Company and the other based on the maximum cost of insurance charges based on the 1980 Commissioners Standard Ordinary Smoker/Nonsmoker Mortality Table B. Current cost of insurance charges are not guaranteed and may be changed. Upon request, Manufacturers Life of America will furnish a comparable illustration based on the proposed life insured's issue ages, sex (unless unisex rates are required by law, or are requested) and risk classes, any additional ratings and the death benefit option, face amount and planned premium requested. Illustrations for smokers would show less favorable results than the illustrations shown below.

From time to time, in advertisements or sales literature for the Policies that quote performance data of one or more of the Portfolios, the Company may include cash surrender values and death benefit figures computed using the same methodology as that used in the following illustrations, but with the average annual total return of the Fund for which performance data is shown in the advertisement replacing the hypothetical rates of return shown in the following tables. This information may be shown in the form of graphs, charts, tables and examples.

The Policies have been offered to the public only since March __, 1999. However, total return data may be advertised for as long a period of time as the underlying Portfolio has been in existence. The results for any period prior to the Policies' being offered would be calculated as if the Policies had been offered during that period of time, with all charges assumed to be those applicable to the Policies.

                    MALE NON-SMOKER ISSUE AGE 35 (STANDARD)
                    $500,000 FACE AMOUNT DEATH BENEFIT OPTION 1
                    $2,260 ANNUAL PLANNED PREMIUM
                    ASSUMING GUARANTEED CHARGES


                                   0% Hypothetical                     6% Hypothetical                   12% Hypothetical
                               Gross Investment Return             Gross Investment Return           Gross Investment Return
                               -----------------------             -----------------------           -----------------------
End Of                                Cash                                Cash                                 Cash
Policy    Accumulated                 Surrender   Death                   Surrender    Death                   Surrender    Death
Year(1)   Premiums(2)  Policy Value   Value(3)    Benefit   Policy Value  Value(3)     Benefit   Policy Value  Value(3)     Benefit
     1         2,373         945            0     500,000       1,033            0     500,000       1,122            0     500,000
     2         4,865       1,957            0     500,000       2,196            0     500,000       2,447            0     500,000
     3         7,481       2,902            0     500,000       3,356            0     500,000       3,853            0     500,000
     4        10,228       3,773          179     500,000       4,508          914     500,000       5,343        1,749     500,000
     5        13,112       4,564        1,561     500,000       5,640        2,637     500,000       6,914        3,911     500,000
     6        16,141       5,270        2,858     500,000       6,748        4,335     500,000       8,572        6,160     500,000
     7        19,321       5,879        4,057     500,000       7,815        5,994     500,000      10,311        8,489     500,000
     8        22,660       6,392        5,161     500,000       8,841        7,610     500,000      12,139       10,908     500,000
     9        26,166       6,795        6,155     500,000       9,809        9,169     500,000      14,051       13,411     500,000
    10        29,847       7,090        7,041     500,000      10,716       10,667     500,000      16,058       16,008     500,000
    15        51,206       7,048        7,048     500,000      14,506       14,506     500,000      28,553       28,553     500,000
    20        78,466       2,101        2,101     500,000      13,883       13,883     500,000      43,744       43,744     500,000
    25       113,256           0            0           0       2,978        2,978     500,000      59,224       59,224     500,000
    30       157,659           0            0           0           0            0           0      69,038       69,038     500,000
    35       214,330           0            0           0           0            0           0      56,444       56,444     500,000
    40       286,658           0            0           0           0            0           0           0            0           0
    45       378,968           0            0           0           0            0           0           0            0           0
    50       496,783           0            0           0           0            0           0           0            0           0
    55       647,147           0            0           0           0            0           0           0            0           0
    60       839,054           0            0           0           0            0           0           0            0           0
    65     1,083,982           0            0           0           0            0           0           0            0           0

----------------------
(1) All values shown are as of the end of the policy year indicated, have been rounded to the nearest dollar, and assume that (a) premiums paid after the initial premium are received on the policy anniversary, (b) no policy loan has been made, (c) no partial withdrawal of the Cash Surrender Value has been made and (d) no premiums have been allocated to the Fixed Account.

(2)  Assumes net interest of 5% compounded annually.

(3) Provided the No Lapse Guarantee Cumulative Premium Test has been and continues to be met, the No Lapse Guarantee will keep the Policy in force until the end of the first 10 Policy Years. Provided the Death Benefit Guarantee Cumulative Premium Test has been selected and continues to be met, the Death Benefit Guarantee will keep the Policy in force on all policies until age 100.

THE POLICY VALUE, CASH SURRENDER VALUE AND THE DEATH BENEFIT WILL DIFFER IF PREMIUMS ARE PAID IN DIFFERENT AMOUNTS OR FREQUENCIES. IT IS EMPHASIZED THAT THE HYPOTHETICAL INVESTMENT RETURNS ARE ILLUSTRATIVE ONLY, AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE RESULTS. ACTUAL INVESTMENT RETURNS MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATION MADE BY THE POLICYOWNER, AND THE INVESTMENT RETURNS FOR THE FUNDS OF NASL SERIES TRUST. THE POLICY VALUE, CASH SURRENDER VALUE AND DEATH BENEFIT FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF ACTUAL RATES OF INVESTMENT RETURN AVERAGED THE RATE SHOWN ABOVE OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THAT AVERAGE FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATIONS CAN BE MADE THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                    FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICY MALE NON-SMOKER ISSUE AGE 35 (STANDARD)
                    $500,000 FACE AMOUNT DEATH BENEFIT OPTION 1
                    $2,260 ANNUAL PLANNED PREMIUM
                    ASSUMING GUARANTEED CHARGES


                                   0% Hypothetical                     6% Hypothetical                   12% Hypothetical
                               Gross Investment Return             Gross Investment Return           Gross Investment Return
                               -----------------------             -----------------------           -----------------------
End Of                                Cash                                Cash                                 Cash
Policy    Accumulated                 Surrender   Death                   Surrender    Death                   Surrender    Death
Year(1)   Premiums(2)  Policy Value   Value(3)    Benefit   Policy Value  Value(3)     Benefit   Policy Value  Value(3)     Benefit
     1         2,373         945            0     500,000       1,033            0     500,000       1,122            0     500,000
     2         4,865       1,957            0     500,000       2,196            0     500,000       2,447            0     500,000
     3         7,481       2,902            0     500,000       3,356            0     500,000       3,853            0     500,000
     4        10,228       3,773          179     500,000       4,508          914     500,000       5,343        1,749     500,000
     5        13,112       4,564        1,561     500,000       5,640        2,637     500,000       6,914        3,911     500,000
     6        16,141       5,270        2,858     500,000       6,748        4,335     500,000       8,572        6,160     500,000
     7        19,321       5,879        4,057     500,000       7,815        5,994     500,000      10,311        8,489     500,000
     8        22,660       6,392        5,161     500,000       8,841        7,610     500,000      12,139       10,908     500,000
     9        26,166       6,795        6,155     500,000       9,809        9,169     500,000      14,051       13,411     500,000
    10        29,847       7,090        7,041     500,000      10,716       10,667     500,000      16,058       16,008     500,000
    15        51,206       7,048        7,048     500,000      14,506       14,506     500,000      28,553       28,553     500,000
    20        78,466       2,101        2,101     500,000      13,883       13,883     500,000      43,744       43,744     500,000
    25       113,256           0            0           0       2,978        2,978     500,000      59,224       59,224     500,000
    30       157,659           0            0           0           0            0           0      69,038       69,038     500,000
    35       214,330           0            0           0           0            0           0      56,444       56,444     500,000
    40       286,658           0            0           0           0            0           0           0            0           0
    45       378,968           0            0           0           0            0           0           0            0           0
    50       496,783           0            0           0           0            0           0           0            0           0
    55       647,147           0            0           0           0            0           0           0            0           0
    60       839,054           0            0           0           0            0           0           0            0           0
    65     1,083,982           0            0           0           0            0           0           0            0           0

------------------
(1) All values shown are as of the end of the policy year indicated, have been rounded to the nearest dollar, and assume that (a) premiums paid after the initial premium are received on the policy anniversary, (b) no policy loan has been made, (c) no partial withdrawal of the Cash Surrender Value has been made and (d) no premiums have been allocated to the Fixed Account.

(2)  Assumes net interest of 5% compounded annually.

(3) Provided the No Lapse Guarantee Cumulative Premium Test has been and continues to be met, the No Lapse Guarantee will keep the Policy in force until the end of the first 10 Policy Years. Provided the Death Benefit Guarantee Cumulative Premium Test has been selected and continues to be met, the Death Benefit Guarantee will keep the Policy in force on all policies until age 100.

THE POLICY VALUE, CASH SURRENDER VALUE AND THE DEATH BENEFIT WILL DIFFER IF PREMIUMS ARE PAID IN DIFFERENT AMOUNTS OR FREQUENCIES. IT IS EMPHASIZED THAT THE HYPOTHETICAL INVESTMENT RETURNS ARE ILLUSTRATIVE ONLY, AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE RESULTS. ACTUAL INVESTMENT RETURNS MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATION MADE BY THE POLICYOWNER, AND THE INVESTMENT RETURNS FOR THE FUNDS OF NASL SERIES TRUST. THE POLICY VALUE, CASH SURRENDER VALUE AND DEATH BENEFIT FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF ACTUAL RATES OF INVESTMENT RETURN AVERAGED THE RATE SHOWN ABOVE OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THAT AVERAGE FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATIONS CAN BE MADE THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                    FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICY MALE NON-SMOKER ISSUE AGE 35 (STANDARD)
                    $500,000 FACE AMOUNT DEATH BENEFIT OPTION 2
                    $3,070 ANNUAL PLANNED PREMIUM
                    ASSUMING CURRENT CHARGES


                                   0% Hypothetical                     6% Hypothetical                   12% Hypothetical
                               Gross Investment Return             Gross Investment Return           Gross Investment Return
                               -----------------------             -----------------------           -----------------------
End Of                                Cash                                Cash                                 Cash
Policy    Accumulated                 Surrender   Death                   Surrender    Death                   Surrender    Death
Year(1)   Premiums(2)  Policy Value   Value(3)    Benefit   Policy Value  Value(3)     Benefit   Policy Value  Value(3)     Benefit
     1        3,224        1,687            0     501,687       1,820            0     501,820       1,953            0     501,953
     2        6,608        3,502            0     503,502       3,877            0     503,877       4,270            0     504,270
     3       10,162        5,228          584     505,228       5,962        1,318     505,962       6,761        2,117     506,761
     4       13,894        6,896        2,908     506,896       8,106        4,118     508,106       9,473        5,485     509,473
     5       17,812        8,538        5,205     508,538      10,341        7,009     510,341      12,462        9,129     512,462
     6       21,926       10,094        7,417     510,094      12,612        9,935     512,612      15,693       13,016     515,693
     7       26,246       11,559        9,538     511,559      14,912       12,891     514,912      19,183       17,162     519,183
     8       30,782       12,965       11,600     512,965      17,274       15,909     517,274      22,992       21,626     522,992
     9       35,544       14,349       13,639     514,349      19,738       19,028     519,738      27,189       26,478     527,189
    10       40,545       15,704       15,650     515,704      22,301       22,247     522,301      31,807       31,752     531,807
    15       69,558       21,735       21,735     521,735      36,730       36,730     536,730      63,440       63,440     563,440
    20      106,588       25,480       25,480     525,480      52,687       52,687     552,687     113,450      113,450     613,450
    25      153,848       25,410       25,410     525,410      68,787       68,787     568,787     192,148      192,148     692,148
    30      214,166       17,853       17,853     517,853      80,567       80,567     580,567     313,425      313,425     813,425
    35      291,148            0            0           0      81,387       81,387     581,387     499,308      499,308     999,308
    40      389,398            0            0           0      58,990       58,990     558,990     782,137      782,137   1,282,137
    45      514,793            0            0           0           0            0           0   1,204,604    1,204,604   1,704,604
    50      674,833            0            0           0           0            0           0   1,824,776    1,824,776   2,324,776
    55      879,089            0            0           0           0            0           0   2,729,967    2,729,967   3,229,967
    60    1,139,777            0            0           0           0            0           0   4,072,167    4,072,167   4,572,167
    65    1,472,488            0            0           0           0            0           0   6,126,970    6,126,970   6,626,970

-----------------
(1) All values shown are as of the end of the policy year indicated, have been rounded to the nearest dollar, and assume that (a) premiums paid after the initial premium are received on the policy anniversary, (b) no policy loan has been made, (c) no partial withdrawal of the Cash Surrender Value has been made and (d) no premiums have been allocated to the Fixed Account.

(2)  Assumes net interest of 5% compounded annually.

(3) Provided the No Lapse Guarantee Cumulative Premium Test has been and continues to be met, the No Lapse Guarantee will keep the Policy in force until the end of the first 10 Policy Years. Provided the Death Benefit Guarantee Cumulative Premium Test has been selected and continues to be met, the Death Benefit Guarantee will keep the Policy in force on all policies until age 100.

THE POLICY VALUE, CASH SURRENDER VALUE AND THE DEATH BENEFIT WILL DIFFER IF PREMIUMS ARE PAID IN DIFFERENT AMOUNTS OR FREQUENCIES. IT IS EMPHASIZED THAT THE HYPOTHETICAL INVESTMENT RETURNS ARE ILLUSTRATIVE ONLY, AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE RESULTS. ACTUAL INVESTMENT RETURNS MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATION MADE BY THE POLICYOWNER, AND THE INVESTMENT RETURNS FOR THE FUNDS OF NASL SERIES TRUST. THE POLICY VALUE, CASH SURRENDER VALUE AND DEATH BENEFIT FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF ACTUAL RATES OF INVESTMENT RETURN AVERAGED THE RATE SHOWN ABOVE OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THAT AVERAGE FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATIONS CAN BE MADE THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                    FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICY MALE NON-SMOKER ISSUE AGE 35 (STANDARD)
                    $500,000 FACE AMOUNT DEATH BENEFIT OPTION 2
                    $3,070 ANNUAL PLANNED PREMIUM
                    ASSUMING GUARANTEED CHARGES

                                   0% Hypothetical                     6% Hypothetical                   12% Hypothetical
                               Gross Investment Return             Gross Investment Return           Gross Investment Return
                               -----------------------             -----------------------           -----------------------
End Of                                Cash                                Cash                                 Cash
Policy    Accumulated                 Surrender   Death                   Surrender    Death                   Surrender    Death
Year(1)   Premiums(2)  Policy Value   Value(3)    Benefit   Policy Value  Value(3)     Benefit   Policy Value  Value(3)     Benefit
     1        3,224        1,687            0     501,687       1,820            0     501,820        1,953           0     501,953
     2        6,608        3,427            0     503,427       3,801            0     503,801        4,191           0     504,191
     3       10,162        5,086          442     505,086       5,811        1,168     505,811        6,600       1,957     506,600
     4       13,894        6,658        2,670     506,658       7,847        3,859     507,847        9,192       5,204     509,192
     5       17,812        8,136        4,803     508,136       9,898        6,566     509,898       11,974       8,641     511,974
     6       21,926        9,515        6,838     509,515      11,961        9,284     511,961       14,960      12,283     514,960
     7       26,246       10,784        8,763     510,784      14,020       11,999     514,020       18,157      16,135     518,157
     8       30,782       11,943       10,577     511,943      16,076       14,711     516,076       21,584      20,218     521,584
     9       35,544       12,979       12,269     512,979      18,113       17,403     518,113       25,251      24,540     525,251
    10       40,545       13,895       13,841     513,895      20,131       20,076     520,131       29,181      29,126     529,181
    15       69,558       17,097       17,097     517,097      30,619       30,619     530,619       55,201      55,201     555,201
    20      106,588       15,208       15,208     515,208      38,253       38,253     538,253       92,099      92,099     592,099
    25      153,848        4,589        4,589     504,589      37,766       37,766     537,766      141,936     141,936     641,936
    30      214,166            0            0           0      20,268       20,268     520,268      205,625     205,625     705,625
    35      291,148            0            0           0           0            0           0      278,320     278,320     778,320
    40      389,398            0            0           0           0            0           0      344,425     344,425     844,425
    45      514,793            0            0           0           0            0           0      362,479     362,479     862,479
    50      674,833            0            0           0           0            0           0      258,656     258,656     758,656
    55      879,089            0            0           0           0            0           0            0           0           0
    60    1,139,777            0            0           0           0            0           0            0           0           0
    65    1,472,488            0            0           0           0            0           0            0           0           0

(1) All values shown are as of the end of the policy year indicated, have been rounded to the nearest dollar, and assume that (a) premiums paid after the initial premium are received on the policy anniversary, (b) no policy loan has been made, (c) no partial withdrawal of the Cash Surrender Value has been made and (d) no premiums have been allocated to the Fixed Account.

(2) Assumes net interest of 5% compounded annually.

(3) Provided the No Lapse Guarantee Cumulative Premium Test has been and continues to be met, the No Lapse Guarantee will keep the Policy in force until the end of the first 10 Policy Years. Provided the Death Benefit Guarantee Cumulative Premium Test has been selected and continues to be met, the Death Benefit Guarantee will keep the Policy in force on all policies until age 100.

THE POLICY VALUE, CASH SURRENDER VALUE AND THE DEATH BENEFIT WILL DIFFER IF PREMIUMS ARE PAID IN DIFFERENT AMOUNTS OR FREQUENCIES. IT IS EMPHASIZED THAT THE HYPOTHETICAL INVESTMENT RETURNS ARE ILLUSTRATIVE ONLY, AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE RESULTS. ACTUAL INVESTMENT RETURNS MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATION MADE BY THE POLICYOWNER, AND THE INVESTMENT RETURNS FOR THE FUNDS OF NASL SERIES TRUST. THE POLICY VALUE, CASH SURRENDER VALUE AND DEATH BENEFIT FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF ACTUAL RATES OF INVESTMENT RETURN AVERAGED THE RATE SHOWN ABOVE OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THAT AVERAGE FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATIONS CAN BE MADE THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                    FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICY MALE NON-SMOKER ISSUE AGE 55 (STANDARD)
                    $500,000 FACE AMOUNT DEATH BENEFIT OPTION 1
                    $7,940 ANNUAL PLANNED PREMIUM
                    ASSUMING CURRENT CHARGES

                                   0% Hypothetical                     6% Hypothetical                   12% Hypothetical
                               Gross Investment Return             Gross Investment Return           Gross Investment Return
                               -----------------------             -----------------------           -----------------------
End Of                                Cash                                Cash                                 Cash
Policy    Accumulated                 Surrender   Death                   Surrender    Death                   Surrender    Death
Year(1)   Premiums(2)  Policy Value   Value(3)    Benefit   Policy Value  Value(3)     Benefit   Policy Value  Value(3)     Benefit
     1         8,337        3,777           0     500,000        4,103           0     500,000        4,431           0     500,000
     2        17,091        7,287           0     500,000        8,173           0     500,000        9,101         653     500,000
     3        26,282       10,731       3,328     500,000       12,413       5,009     500,000       14,249       6,846     500,000
     4        35,934       13,932       7,574     500,000       16,648      10,290     500,000       19,739      13,381     500,000
     5        46,067       17,105      11,792     500,000       21,100      15,787     500,000       25,836      20,523     500,000
     6        56,708       19,956      15,688     500,000       25,477      21,209     500,000       32,299      28,031     500,000
     7        67,880       22,502      19,279     500,000       29,792      26,569     500,000       39,189      35,967     500,000
     8        79,611       24,843      22,666     500,000       34,144      31,966     500,000       46,661      44,484     500,000
     9        91,928       27,073      25,941     500,000       38,630      37,498     500,000       54,877      53,745     500,000
    10       104,862       29,233      29,146     500,000       43,298      43,211     500,000       63,963      63,876     500,000
    15       179,900       31,925      31,925     500,000       63,088      63,088     500,000      121,206     121,206     500,000
    20       275,671       16,016      16,016     500,000       70,330      70,330     500,000      205,623     205,623     500,000
    25       397,901            0           0           0       42,541      42,541     500,000      339,929     339,929     500,000
    30       553,901            0           0           0            0           0           0      590,084     590,084     619,588
    35       753,000            0           0           0            0           0           0    1,008,655   1,008,655   1,059,087
    40     1,007,108            0           0           0            0           0           0    1,694,638   1,694,638   1,711,585
    45     1,331,420            0           0           0            0           0           0    2,874,729   2,874,729   2,874,729

------------------
(1) All values shown are as of the end of the policy year indicated, have been rounded to the nearest dollar, and assume that (a) premiums paid after the initial premium are received on the policy anniversary, (b) no policy loan has been made, (c) no partial withdrawal of the Cash Surrender Value has been made and (d) no premiums have been allocated to the Fixed Account.

(2)  Assumes net interest of 5% compounded annually.

(3) Provided the No Lapse Guarantee Cumulative Premium Test has been and continues to be met, the No Lapse Guarantee will keep the Policy in force until the end of the first 10 Policy Years. Provided the Death Benefit Guarantee Cumulative Premium Test has been selected and continues to be met, the Death Benefit Guarantee will keep the Policy in force on all policies until age 100.

THE POLICY VALUE, CASH SURRENDER VALUE AND THE DEATH BENEFIT WILL DIFFER IF PREMIUMS ARE PAID IN DIFFERENT AMOUNTS OR FREQUENCIES. IT IS EMPHASIZED THAT THE HYPOTHETICAL INVESTMENT RETURNS ARE ILLUSTRATIVE ONLY, AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE RESULTS. ACTUAL INVESTMENT RETURNS MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATION MADE BY THE POLICYOWNER, AND THE INVESTMENT RETURNS FOR THE FUNDS OF NASL SERIES TRUST. THE POLICY VALUE, CASH SURRENDER VALUE AND DEATH BENEFIT FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF ACTUAL RATES OF INVESTMENT RETURN AVERAGED THE RATE SHOWN ABOVE OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THAT AVERAGE FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATIONS CAN BE MADE THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                    FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICY MALE NON-SMOKER ISSUE AGE 55 (STANDARD)
                    $500,000 FACE AMOUNT DEATH BENEFIT OPTION 1
                    $7,940 ANNUAL PLANNED PREMIUM
                    ASSUMING GUARANTEED CHARGES

                                   0% Hypothetical                     6% Hypothetical                   12% Hypothetical
                               Gross Investment Return             Gross Investment Return           Gross Investment Return
                               -----------------------             -----------------------           -----------------------
End Of                                Cash                                Cash                                 Cash
Policy    Accumulated                 Surrender   Death                   Surrender    Death                   Surrender    Death
Year(1)   Premiums(2)  Policy Value   Value(3)    Benefit   Policy Value  Value(3)     Benefit   Policy Value  Value(3)     Benefit
     1         8,337       3,777           0      500,000       4,103           0      500,000       4,431           0      500,000
     2        17,091       6,643           0      500,000       7,509           0      500,000       8,418           0      500,000
     3        26,282       9,070       1,666      500,000      10,662       3,258      500,000      12,408       5,004      500,000
     4        35,934      11,031       4,672      500,000      13,519       7,161      500,000      16,372      10,014      500,000
     5        46,067      12,474       7,161      500,000      16,011      10,698      500,000      20,256      14,942      500,000
     6        56,708      13,348       9,080      500,000      18,065      13,797      500,000      23,997      19,729      500,000
     7        67,880      13,593      10,371      500,000      19,595      16,373      500,000      27,524      24,301      500,000
     8        79,611      13,126      10,948      500,000      20,489      18,311      500,000      30,732      28,554      500,000
     9        91,928      11,843      10,711      500,000      20,607      19,475      500,000      33,489      32,357      500,000
    10       104,862       9,633       9,546      500,000      19,796      19,709      500,000      35,643      35,556      500,000
    15       179,900           0           0            0           0           0            0      34,131      34,131      500,000
    20       275,671           0           0            0           0           0            0           0           0            0
    25       397,901           0           0            0           0           0            0           0           0            0
    30       553,901           0           0            0           0           0            0           0           0            0
    35       753,000           0           0            0           0           0            0           0           0            0
    40     1,007,108           0           0            0           0           0            0           0           0            0
    45     1,331,420           0           0            0           0           0            0           0           0            0

--------------------
(1) All values shown are as of the end of the policy year indicated, have been rounded to the nearest dollar, and assume that (a) premiums paid after the initial premium are received on the policy anniversary, (b) no policy loan has been made, (c) no partial withdrawal of the Cash Surrender Value has been made and (d) no premiums have been allocated to the Fixed Account.

(2)  Assumes net interest of 5% compounded annually.

(3) Provided the No Lapse Guarantee Cumulative Premium Test has been and continues to be met, the No Lapse Guarantee will keep the Policy in force until the end of the first 10 Policy Years. Provided the Death Benefit Guarantee Cumulative Premium Test has been selected and continues to be met, the Death Benefit Guarantee will keep the Policy in force on all policies until age 100.

THE POLICY VALUE, CASH SURRENDER VALUE AND THE DEATH BENEFIT WILL DIFFER IF PREMIUMS ARE PAID IN DIFFERENT AMOUNTS OR FREQUENCIES. IT IS EMPHASIZED THAT THE HYPOTHETICAL INVESTMENT RETURNS ARE ILLUSTRATIVE ONLY, AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE RESULTS. ACTUAL INVESTMENT RETURNS MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATION MADE BY THE POLICYOWNER, AND THE INVESTMENT RETURNS FOR THE FUNDS OF NASL SERIES TRUST. THE POLICY VALUE, CASH SURRENDER VALUE AND DEATH BENEFIT FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF ACTUAL RATES OF INVESTMENT RETURN AVERAGED THE RATE SHOWN ABOVE OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THAT AVERAGE FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATIONS CAN BE MADE THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                    FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICY MALE NON-SMOKER ISSUE AGE 55 (STANDARD)
                    $500,000 FACE AMOUNT DEATH BENEFIT OPTION 2
                    $11,575 ANNUAL PLANNED PREMIUM
                    ASSUMING CURRENT CHARGES

                                 0% Hypothetical                     6% Hypothetical                     12% Hypothetical
                             Gross Investment Return             Gross Investment Return             Gross Investment Return
                             -----------------------             -----------------------             -----------------------
End Of                              Cash                                Cash                                   Cash
Policy   Accumulated                Surrender   Death                   Surrender    Death                     Surrender    Death
Year(1)  Premiums(2)  Policy Value  Value(3)    Benefit   Policy Value  Value(3)     Benefit    Policy Value   Value(3)     Benefit
     1        12,154     7,082            0     507,082       7,606           0       507,606         8,132           0      508,132
     2        24,915    13,814        3,015     513,814      15,295       4,496       515,295        16,842       6,043      516,842
     3        38,315    20,401       10,938     520,401      23,277      13,813       523,277        26,402      16,938      526,402
     4        52,384    26,663       18,536     526,663      31,374      23,247       531,374        36,702      28,575      536,702
     5        67,157    32,824       26,032     532,824      39,819      33,028       539,819        48,053      41,262      548,053
     6        82,669    38,577       33,121     538,577      48,308      42,853       548,308        60,233      54,778      560,233
     7        98,956    43,940       39,821     543,940      56,856      52,736       556,856        73,339      69,220      573,339
     8       116,057    49,021       46,238     549,021      65,568      62,784       565,568        87,573      84,790      587,573
     9       134,014    53,920       52,473     553,920      74,549      73,102       574,549       103,151     101,703      603,151
    10       152,869    58,680       58,569     558,680      83,855      83,744       583,855       120,253     120,142      620,253
    15       262,260    74,265       74,265     574,265     130,053     130,053       630,053       230,511     230,511      730,511
    20       401,875    69,938       69,938     569,938     166,468     166,468       666,468       388,784     388,784      888,784
    25       580,063    29,736       29,736     529,736     171,341     171,341       671,341       605,518     605,518    1,105,518
    30       807,481         0            0           0     104,632     104,632       604,632       882,926     882,926    1,382,926
    35     1,097,730         0            0           0           0           0             0     1,217,049   1,217,049    1,717,049
    40     1,468,170         0            0           0           0           0             0     1,607,813   1,607,813    2,107,813
    45     1,940,956         0            0           0           0           0             0     2,077,460   2,077,460    2,577,460

---------------------
(1) All values shown are as of the end of the policy year indicated, have been rounded to the nearest dollar, and assume that (a) premiums paid after the initial premium are received on the policy anniversary, (b) no policy loan has been made, (c) no partial withdrawal of the Cash Surrender Value has been made and (d) no premiums have been allocated to the Fixed Account.

(2)  Assumes net interest of 5% compounded annually.

(3) Provided the No Lapse Guarantee Cumulative Premium Test has been and continues to be met, the No Lapse Guarantee will keep the Policy in force until the end of the first 10 Policy Years. Provided the Death Benefit Guarantee Cumulative Premium Test has been selected and continues to be met, the Death Benefit Guarantee will keep the Policy in force on all policies until age 100.

THE POLICY VALUE, CASH SURRENDER VALUE AND THE DEATH BENEFIT WILL DIFFER IF PREMIUMS ARE PAID IN DIFFERENT AMOUNTS OR FREQUENCIES. IT IS EMPHASIZED THAT THE HYPOTHETICAL INVESTMENT RETURNS ARE ILLUSTRATIVE ONLY, AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE RESULTS. ACTUAL INVESTMENT RETURNS MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATION MADE BY THE POLICYOWNER, AND THE INVESTMENT RETURNS FOR THE FUNDS OF NASL SERIES TRUST. THE POLICY VALUE, CASH SURRENDER VALUE AND DEATH BENEFIT FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF ACTUAL RATES OF INVESTMENT RETURN AVERAGED THE RATE SHOWN ABOVE OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THAT AVERAGE FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATIONS CAN BE MADE THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                    FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICY MALE NON-SMOKER ISSUE AGE 55 (STANDARD)
                    $500,000 FACE AMOUNT DEATH BENEFIT OPTION 2
                    $11,575 ANNUAL PLANNED PREMIUM
                    ASSUMING GUARANTEED CHARGES

                                 0% Hypothetical                     6% Hypothetical                     12% Hypothetical
                             Gross Investment Return             Gross Investment Return             Gross Investment Return
                             -----------------------             -----------------------             -----------------------
End Of                              Cash                                Cash                                   Cash
Policy   Accumulated                Surrender   Death                   Surrender    Death                     Surrender    Death
Year(1)  Premiums(2)  Policy Value  Value(3)    Benefit   Policy Value  Value(3)     Benefit    Policy Value   Value(3)     Benefit
     1        12,154       7,082         0      507,082       7,606           0      507,606         8,132            0     508,132
     2        24,915      13,161     2,362      513,161      14,621       3,822      514,621        16,147        5,348     516,147
     3        38,315      18,716     9,253      518,716      21,497      12,034      521,497        24,527       15,064     524,527
     4        52,384      23,722    15,595      523,722      28,194      20,067      528,194        33,272       25,145     533,272
     5        67,157      28,128    21,337      528,128      34,643      27,852      534,643        42,356       35,565     542,356
     6        82,669      31,885    26,429      531,885      40,772      35,316      540,772        51,751       46,296     551,751
     7        98,956      34,938    30,819      534,938      46,500      42,381      546,500        61,421       57,302     561,421
     8       116,057      37,211    34,428      537,211      51,719      48,935      551,719        71,298       68,514     571,298
     9       134,014      38,612    37,164      538,612      56,299      54,852      556,299        81,293       79,846     581,293
    10       152,869      39,045    38,934      539,045      60,102      59,991      560,102        91,302       91,191     591,302
    15       262,260      26,731    26,731      526,731      66,733      66,733      566,733       144,118      144,118     644,118
    20       401,875           0         0            0      27,108      27,108      527,108       177,102      177,102     677,102
    25       580,063           0         0            0           0           0            0       139,974      139,974     639,974
    30       807,481           0         0            0           0           0            0             0            0           0
    35     1,097,730           0         0            0           0           0            0             0            0           0
    40     1,468,170           0         0            0           0           0            0             0            0           0
    45     1,940,956           0         0            0           0           0            0             0            0           0

-------------------
(1) All values shown are as of the end of the policy year indicated, have been rounded to the nearest dollar, and assume that (a) premiums paid after the initial premium are received on the policy anniversary, (b) no policy loan has been made, (c) no partial withdrawal of the Cash Surrender Value has been made and (d) no premiums have been allocated to the Fixed Account.

(2)  Assumes net interest of 5% compounded annually.

(3) Provided the No Lapse Guarantee Cumulative Premium Test has been and continues to be met, the No Lapse Guarantee will keep the Policy in force until the end of the first 10 Policy Years. Provided the Death Benefit Guarantee Cumulative Premium Test has been selected and continues to be met, the Death Benefit Guarantee will keep the Policy in force on all policies until age 100.

THE POLICY VALUE, CASH SURRENDER VALUE AND THE DEATH BENEFIT WILL DIFFER IF PREMIUMS ARE PAID IN DIFFERENT AMOUNTS OR FREQUENCIES. IT IS EMPHASIZED THAT THE HYPOTHETICAL INVESTMENT RETURNS ARE ILLUSTRATIVE ONLY, AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE RESULTS. ACTUAL INVESTMENT RETURNS MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATION MADE BY THE POLICYOWNER, AND THE INVESTMENT RETURNS FOR THE FUNDS OF NASL SERIES TRUST. THE POLICY VALUE, CASH SURRENDER VALUE AND DEATH BENEFIT FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF ACTUAL RATES OF INVESTMENT RETURN AVERAGED THE RATE SHOWN ABOVE OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THAT AVERAGE FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATIONS CAN BE MADE THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                           PART II. OTHER INFORMATION

UNDERTAKING TO FILE REPORTS

Subject to the terms and conditions of Section 15 (d) of the Securities Exchange Act of 1934, the undersigned registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.

Representation of Insurer Pursuant to Section 26 of the Investment Company Act of 1940

         The Manufacturers Life Insurance Company of America hereby represents that the fees and charges deducted under the contracts issued pursuant to this registration statement in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by the Company.

CONTENTS OF REGISTRATION STATEMENT
This registration statement comprises the following papers and documents:

The facing sheet;
Cross-Reference Sheet;
The Prospectus, consisting of __ pages;
Undertaking to File Reports;
Representation of Insurer Pursuant to Section 26 of the Investment Company Act of 1940 The signatures; Written consents of the following persons:

          A. James D. Gallagher, Esq., Secretary and General Counsel of The Manufacturers Life Insurance Company of America


          B. Lucio Fortunato, Assistant Vice-President, U.S. Product Management, of The Manufacturers Life Insurance Company of America


          C.   Ernst & Young LLP

The following exhibits are filed as part of this Registration Statement:

1. Copies of all exhibits required by paragraph A of the instructions as to exhibits in Form N-8B-2 are set forth below under designations based on such instructions:

     A(1) Resolutions of Board of Directors of The Manufacturers Life Insurance Company of America establishing Separate Account Three. Incorporated by reference to Exhibit A(1) to the registration statement on Form S-6, file number 333-66303 filed October 29, 1998 (the "SVUL Registration Statement").

     A(3)(a)(i)   Distribution Agreement between The Manufacturers Life
                  Insurance Company of America and ManEquity, Inc. dated
                  December 23, 1986. Incorporated by reference to Exhibit
                  A(3)(a)(i) to the SVUL Registration Statement.

     A(3)(a)(ii)  Amendment to Distribution Agreement between The
                  Manufacturers Life Insurance Company of America and ManEquity, Inc. dated May 30, 1992. Incorporated by reference to Exhibit A(3)(a)(ii) to the SVUL Registration Statement.

     A(3)(a)(iii) Amendment to Distribution Agreement between The
                  Manufacturers Life Insurance Company of America and ManEquity, Inc. dated February 23, 1994. Incorporated by reference to Exhibit A(3)(a)(iii) to the SVUL Registration Statement.

     A(3)(b)(i)   Specimen Agreement between ManEquity, Inc. and registered
                  representatives. Incorporated by reference to Exhibit
                  A(3)(b)(i) to pre-effective amendment no. 1 to the registration statement on Form S-6, file number 333-51293 filed August 28, 1998.

     A(3)(b)(ii)  Specimen agreement between The Manufacturers Life Insurance
                  Company of America and registered representatives. Incorporated by reference to Exhibit A(3)(b)(ii) to pre-effective amendment no. 1 to the registration statement on Form S-6, file number 333-51293 filed August 28, 1998.

     A(3)(b)(iii) Specimen Agreement between ManEquity, Inc. and dealers.
                  Incorporated by reference to Exhibit A(3)(b)(iii) to pre-effective amendment no. 1 to the registration statement on Form S-6, file number 333-51293 filed August 28, 1998.

     A(3)(b)(iv)  Specimen agreement between The Manufacturers Life Insurance
                  Company of America and dealers. Incorporated by reference to Exhibit A(3)(b)(iv) to pre-effective amendment no. 1 to the registration statement on Form S-6, file number 333-51293 filed August 28, 1998.

     A(5)(a) Specimen Flexible Premium Variable Life Insurance Policy - Incorporated by reference to Exhibit A(5)(a) to an initial registration statement on Form S-6, file number 333-69719 filed December 23, 1998.

     A(6)(a) Restated Articles of Redomestication of The Manufacturers Life Insurance Company of America. Incorporated by reference to Exhibit A(6)(a) to post-effective amendment no. 20 to the registration statement on Form S-6, file number 33-13774, filed April 26, 1996.

     A(6)(b) By-Laws of The Manufacturers Life Insurance Company of America. Incorporated by reference to Exhibit A(6)(b) to post-effective amendment no. 20 to the registration statement on Form S-6, file number 33-13774, filed April 26, 1996.

     A(8)(a)(i)   Service Agreement between The Manufacturers Life Insurance
                  Company and The Manufacturers Life Insurance Company of
                  America dated June 1, 1988. Incorporated by reference to
                  Exhibit A(8)(a)(i) to pre-effective amendment no. 1 to the registration statement on Form S-6, file number 333-51293 filed August 28, 1998.

     A(8)(a)(ii)  Amendment to Service Agreement between The Manufacturers
                  Life Insurance Company and The Manufacturers Life Insurance Company of America dated December 31, 1992. Incorporated by reference to Exhibit A(8)(a)(ii) to pre-effective amendment no. 1 to the registration statement on Form S-6, file number 333-51293 filed August 28, 1998.

     A(8)(a)(iii) Amendment to Service Agreement between The Manufacturers
                  Life Insurance Company and The Manufacturers Life Insurance Company of America dated May 31, 1993. Incorporated by reference to Exhibit A(8)(a)(iii) to pre-effective amendment no. 1 to the registration statement on Form S-6, file number 333-51293 filed August 28, 1998.

     A(8)(a)(iv)  Amendment to Service Agreement between The Manufacturers Life
                  Insurance Company and The Manufacturers Life Insurance Company of America dated June 30, 1993. Incorporated by reference to Exhibit A(8)(a)(iv) to pre-effective amendment no. 1 to the registration statement on Form S-6, file number 333-51293 filed August 28, 1998.

     A(8)(a)(v)   Amendment to Service Agreement between The Manufacturers Life
                  Insurance Company and The Manufacturers Life Insurance Company of America dated December 31, 1996. Incorporated by reference to Exhibit A(8)(a)(v) to pre-effective amendment no. 1 to the registration statement on Form S-6, file number 333-51293 filed August 28, 1998.

     A(8)(a)(vi)  Amendment to Service Agreement between The Manufacturers Life
                  Insurance Company and The Manufacturers Life Insurance Company of America dated May 31, 1998. Incorporated by reference to Exhibit A(8)(a)(vi) to pre-effective amendment no. 1 to the registration statement on Form S-6, file number 333-51293 filed August 28, 1998.

     A(8)(a)(vii) Amendment to Service Agreement between The Manufacturers Life
                  Insurance Company and The Manufacturers Life Insurance Company of America dated December 31, 1998. Incorporated by reference to Exhibit A(8)(a)(vii) to post-effective amendment No. 11 to the registration statement on Form N-4, file number 33-57018 filed March 1, 1999.


     A(8)(b) Specimen Stoploss Reinsurance Agreement between The Manufacturers Life Insurance Company of America and The Manufacturers Life Insurance Company. Incorporated by reference to Exhibit A(8)(b) to the SVUL Registration Statement. . A(8)(c)(i) Service Agreement between The Manufacturers Life Insurance Company and ManEquity, Inc. dated January 2, 1991. Incorporated by reference to Exhibit A(8)(c)(i) to pre-effective amendment no. 1 to the registration statement on Form S-6, file number 333-51293 filed August 28, 1998.

     A(8)(c)(ii)  Amendment to Service Agreement between The Manufacturers
                  Life Insurance Company and ManEquity, Inc. dated March 1, 1994. Incorporated by reference to Exhibit A(8)(c)(ii) to pre-effective amendment no. 1 to the registration statement on Form S-6, file number 333-51293 filed August 28, 1998.

     A(10)(a) Specimen Application for Flexible Premium Variable Life Insurance Policy. Incorporated by reference to Exhibit A(10) to post effective amendment no. 7 to the registration statement on Form S-6, file number 33-52310, filed April 26, 1996.

     A(10)(b) Specimen Application Supplement for Flexible Premium Variable Life Insurance Policy. Incorporated by reference to Exhibit A(10)(a) to post effective amendment no. 9 to the registration statement on Form S-6, file number 33-52310, filed December 23, 1996.

2. Consents of the following:


         A. Opinion and consent of James D. Gallagher, Esq., Secretary and General Counsel of The Manufacturers Life Insurance Company of America - Filed herewith.

         B. Opinion and consent of Lucio Fortunato, Assistant Vice-President, U.S. Product Management, of The Manufacturers Life Insurance Company of America - Filed herewith.

         C.       Consent of Ernst & Young LLP- Filed herewith.


3. No financial statements are omitted from the prospectus pursuant to instruction 1(b) or (c) of Part I.

4. Not applicable.


6. Memorandum Regarding Issuance, Face Amount Increase, Redemption and Transfer Procedures for the Policies. Filed herewith.


7. Power of Attorney. Incorporated by reference to Exhibit 12 to post effective amendment no. 10 to the registration statement on Form S-6, file number 33-52310, filed February 28, 1997.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the Registrant and the Depositor have caused this Registration Statement to be signed on their behalf in the City of Toronto, Province of Ontario, Canada, on this 18th day of March, 1999.


SEPARATE ACCOUNT THREE OF
THE MANUFACTURERS LIFE INSURANCE COMPANY OF AMERICA
(Registrant)

By: THE MANUFACTURERS LIFE INSURANCE
     COMPANY OF AMERICA
     (Depositor)


By: /s/ DONALD A. GULOIEN
-------------------------
     DONALD A. GULOIEN
     President

THE MANUFACTURERS LIFE
INSURANCE COMPANY OF AMERICA


By: /s/ DONALD A. GULOIEN
-------------------------
     DONALD A. GULOIEN
     President

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on this 18th day of March, 1999.


Signature                                   Title
---------                                   -----

*-----------------------                    Chairman and Director
JOHN D. RICHARDSON


/s/ DONALD A. GULOIEN                       President and Director
------------------------
DONALD A. GULOIEN                           (Principal Executive Officer)

*-----------------------                    Director
SANDRA M. COTTER


/s/ JAMES D. GALLAGHER                      Director
-----------------------
JAMES D. GALLAGHER

*-----------------------                    Director
BRUCE GORDON

*------------------------                   Director
JOSEPH J. PIETROSKI

*------------------------                   Director
THEODORE KILKUSKIE, JR.

*-------------------                        Vice President, Finance
DOUGLAS H. MYERS                            (Principal Financial and
                                            Accounting Officer)


/s/ JAMES D. GALLAGHER
-----------------------
   JAMES D. GALLAGHER
   Pursuant to Power of Attorney

                                  EXHIBIT INDEX


Item No.    Description
--------    -----------

   2.A. Opinion and consent of James D. Gallagher, Esq., Secretary and General Counsel of The Manufacturers Life Insurance Company of America

   2.B.     Opinion and consent of Lucio Fortunato, Assistant
            Vice-President, U.S. Product Management, of The Manufacturers Life Insurance Company of America

   2.C.     Consent of Ernst & Young LLP

   6.       Memorandum Regarding Issuance, Face Amount Increase,
            Redemption and Transfer Procedures for the Policies